[redacted]

09004099

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

SEC Mail Processing
Section

JAN 30 2009

Washington, DC
110

For the month of: **January 2009**

Commission File Number: 01-15016

MDS

MDS INC.
(Translation of registrant's name into English)

2700 Matheson Blvd. East, Suite 300, West Tower
Mississauga, Ontario Canada L4W 4V9
(Address of principal executive offices)

PROCESSED
MAR 02 2009
THOMSON REUTERS

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS INC.

Date: **January 29, 2009**

By: /s/ Peter E. Brent

Peter E. Brent
Title: Senior Vice-President, Legal and Corporate Secretary

Documents Included as Part of this report:

No.	Document
1.	MDS Inc. - Notice of Annual Meeting and Management Proxy Circular
2.	MDS Inc. - Proxy Form
3.	Printer Friendly Version of MDS Inc. - Annual Report
4	Printer Friendly Version of MDS Inc. - Notice of Annual Meeting and Management Proxy Circular

2008 ANNUAL REPORT



Progress. Opportunity. Moving forward.

MDS

Science advancing health

MDS IS A GLOBAL LIFE SCIENCES COMPANY

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs, and the diagnosis and treatment of disease. The Company is a leading global provider of analytical instruments, medical isotopes for molecular imaging, radiotherapeutics, and pharmaceutical contract research.

2008 Quick Facts

- → **$1.2 billion** net revenues
- → **9%** net revenues growth
- → **4%** adjusted EBITDA growth
- → More than **5,000** employees
- → Broad global reach
  - Operations in **29** countries
  - Distribution to **64** countries
- → Listed on **TSX** and **NYSE**
- → **72%** of institutional shares held outside Canada

MDS Global Presence



Employees by geography


Canada 31%
Rest of World 1%
Asia 9%
29% United States
30% Europe

Net Revenues by geography


Europe 29%
United States 48%
8% Canada
12% Asia
3% Rest of World

Net Revenues by client type


Pharma/Biotech 66%
24% Industry & Other
10% Government/ Academia

Net Revenues by offering


Services 48%
28% Instruments
24% Reagents & Consumables

All dollar figures in this report are in U.S. funds, unless otherwise stated.

MDS Analytical Technologies



- A global leader focused on the research, design, manufacture and marketing of state-of-the-art solutions for mass spectrometry, drug discovery and bioresearch.
- Customers count on MDS Analytical Technologies' products to help accelerate the complex process of discovering and developing new drug compounds, understand the causes of disease, and protect the safety of food, water and the environment.

Market Size **$6 billion**

2008 Net Revenue
$437 million


36%

of total revenue

Market Segments
- Mass spectrometers for life sciences and applied markets
- Drug discovery
- Bioresearch

Key 2008 Achievements and Improvements
- Launched significant new instruments and software products, including:
  - AB SCIEX Triple Quad™ 5500 and AB SCIEX QTRAP® 5500 mass-spectrometry systems
  - Axon GenePix® 4300A and 4400A Systems
  - ArcturusXT™ System
  - CellKey™ 384 System
  - Analyst® 1.5 software
  - iMethod™ for Cliquid® software
  - DiscoveryQuant™ software
- Acquired Blueshift Biotechnologies.
- Transferred key manufacturing capabilities from North America to Asia.

Key 2009 Priorities
- Launch innovative products from all lines of business.
- Expand global sales and service organizations in high growth markets and regions, with a focus on Asia.
- Accelerate the transfer of manufacturing capabilities to Asia and maximize the Asian supply chain.

MDS Nordion



- A global leader in providing medical isotopes for molecular and diagnostic imaging, radiotherapeutics and sterilization technologies.
- Customers count on MDS Nordion to supply isotopes for cardiac imaging, targeted cancer treatments and sterilization of medical products. In addition, customers look to MDS Nordion for unique collaborations to bring novel molecular imaging agents and radiotherapeutics to market.

Market Size **$4 billion**

2008 Net Revenue
$296 million


24%

of total revenue

Market Segments
- Medical isotopes
- Radiotherapeutics
- Sterilization technologies

Key 2008 Achievements and Improvements
- Streamlined business portfolio with the divestiture of external-beam therapy and self-contained irradiators product lines.
- Grew business for TheraSphere®, an innovative treatment for liver cancer, by almost 50%.
- Supported world demand for medical isotopes during the shutdown of a nuclear reactor in European Union.
- Achieved record sales for Cobalt-60.
- Celebrated a 30-year partnership with TRIUMF, a world-class physics research laboratory located on the campus of the University of British Columbia.

Key 2009 Priorities
- Expand existing product offerings into new global markets.
- Increase internal pipeline of products under development and leverage research-and-development partnerships.
- Continue application of LeanSigma tools to drive operational efficiencies and to improve customer service.

MDS Pharma Services



- A global leader in the delivery of high-quality, on-time contract research services throughout the drug-discovery and development process.
- Customers count on MDS Pharma Services to provide value-added services that increase the speed, precision and productivity of their efforts to bring much-needed drugs to market safely and efficiently.

Market Size **$15 billion**

2008 Net Revenue
$482 million


40%

of total revenue

Market Segments
- Early stage
- Late stage

Key 2008 Achievements and Improvements
- Repositioned MDS Pharma Services with the successful launch of the Quality On Time™ brand campaign.
- Rebuilt the business-development function and increased new business wins by 25% year over year.
- Expanded market presence in South America and Asia.
- Launched the Apollo sample-management system and upgraded the ClinQuick® study-management system.
- Won two 2008 *Good Clinical Practice Journal* awards for excellence in clinical research.
- Initiated restructuring actions to improve profitability.

Key 2009 Priorities
- Drive and measure continuous process improvements to further strengthen the Quality On Time™ brand promise.
- Increase number of strategic relationships with key clients to capture a larger share of their outsourcing spend.
- Expand footprint in Eastern Europe, South America and Asia to better serve clients in emerging markets.
- Increase data transparency for clients through innovative Web portals.

Years ended October 31 (millions of U.S. dollars, except EPS)		2008		2007	% Change
FINANCIAL RESULTS[1]				(Restated)	
Net revenue					
MDS Analytical Technologies	**$**	**437**	$	352	24%
MDS Nordion	**$**	**296**	$	290	2%
MDS Pharma Services	**$**	**482**	$	477	1%
	$	**1,215**	$	1,119	9%
Adjusted EBITDA[2]	**$**	**151**	$	145	4%
Operating loss	**$**	**(693)**	$	(108)	(542%)
EPS					
Adjusted[2]	**$**	**0.21**	$	0.43	(51%)
As reported	**$**	**(4.54)**	$	(0.19)	n/m
Cash from continuing operating activities	**$**	**(18)**	$	176	n/m
Capital expenditures	**$**	**52**	$	71	(27%)
FINANCIAL POSITION					
Cash, cash equivalents and short-term investments	**$**	**120**	$	324	(63%)
Total assets	**$**	**1,872**	$	3,243	(42%)
Net debt	**$**	**149**	$	47	217%
Shareholders' equity	**$**	**1,090**	$	1,941	(44%)

1 From continuing operations, except where noted
2 Excluding certain adjusting items as discussed in our MD&A

Over the past three years, our net revenues have grown at a compound annual growth rate of 13%, due primarily to the acquisition of Molecular Devices.

13%

CAGR

Three-year net revenue growth
(in millions of dollars)



955
1,119
1,215
2006
2007
2008


Progress.

While responding directly to significant challenges in 2008, we made good progress with our strategy to build a stronger, more competitive MDS.

> We focused on innovation, spending $79 million on research and development, and launching 16 important new products and services.

> We continued to expand our global footprint, spreading our reach in Europe, Asia and South America.

> We continued to streamline the organization, reducing costs and enhancing operational efficiencies that have enabled us to become leaner, stronger and more agile.

> We optimized the Company's business mix with strategic acquisitions and divestitures.

> We increased operational excellence with dynamic new information-technology systems and more than 150 LeanSigma initiatives.

> We repurchased approximately 2.9 million MDS Common shares through a Normal Course Issuer Bid.

DURING THE YEAR, MDS FACED CHALLENGES HEAD ON. WE SEIZED OPPORTUNITIES, RESPONDED TO CHANGING MARKETS AND BUSINESS CONDITIONS, AND MOVED FORWARD WITH OUR PLAN.

2007

NOV

11/29/07
MDS Nordion Announces Divestiture of Non-Strategic Product Lines

11/13/07
MDS Pharma Services Announces Sponsorship of Alex's Lemonade Stand Foundation

11/12/07
MDS Pharma Services Launches Quality On Time™ Brand Campaign to Support Client Service Strategy



DEC


MDS

JAN

2008

1/28/08
MDS Pharma Services Expands Presence in Latin America with Sao Paulo Office

1/25/08
MDS Pharma Services Opens Largest Phase 1 Clinic on U.S. West Coast

1/22/08
MDS Pharma Services Launches Industry-Leading Apollo Sample-Management System


Alex's
Lemonade
Stand

FEB

2/4/08
MDS Designates Cancer Its Major Charitable Cause on World Cancer Day

MAR


Analyst

APR


world cancer day

MAY

5/28/08
Applied Biosystems | MDS Analytical Technologies Launches Software to Detect Chemical Contaminants in Food and Water

5/14/08
MDS Analytical Technologies Introduces New Systems for Genomics Research

progress 2008

7/9/08
MDS Commences Arbitration Against AECL over Cancelled MAPLE Project and Files $1.6-Billion Court Claim Against AECL and the Government of Canada

7/7/08
MDS Pharma Services Launches ClinQuick®, a Next-Generation Phase 1 Study-Management System



JUN JUL AUG SEP OCT NOV DEC

6/27/08
MDS Analytical Technologies Announces Acquisition of Blueshift Biotechnologies

6/16/08
MDS Pharma Services Adopts SAS® Technology for Clinical-Trial Data Warehousing and Analysis

6/2/08
Applied Biosystems | MDS Analytical Technologies Advances Proteomics Research Through Suite of Integrated Mass-Spectrometry Solutions

6/2/08
MDS Pharma Services Adopts Innovative Technology for Bioanalysis



10/30/08
MDS Analytical Technologies Announces Availability of New High-Throughput Method to Detect Melamine in Food

10/23/08
MDS Pharma Services Wins Two *Good Clinical Practice Journal* Awards for Project and Data Management

GCPj AWARDS WINNER 2008

10/16/08
MDS Pharma Services Expands Singapore Global Central Lab Operations

10/9/08
Applied Biosystems | MDS Analytical Technologies Launches Next-Generation Mass-Spectrometry Systems

Opportunity.

MDS has exciting opportunities in the dynamic markets in which we do business.

> Our pipeline of innovative new products and services continues to expand.

> As customers expand into higher growth, lower cost international markets, they need global suppliers with MDS's capabilities to meet their needs worldwide.

> Our customers face increasing pressure to accelerate development times and reduce costs, thereby creating new opportunities for us to provide innovative products and services to drive speed and productivity.

> Increased regulatory requirements for drug development and food safety mean more testing, driving demand for MDS's instruments, technologies and services.

> New developments in drug discovery and scientific research increase customer demand for collaboration with MDS to develop new technologies.

> Our customers seek long-term strategic partnerships, which will facilitate growth and the expansion of MDS's market reach.



Moving forward.

MDS employees are focused on building a stronger, more competitive company by driving growth through innovation, operational excellence and globalization.

> To better meet the needs of our customers, we are focused on globalization. We are committed to expanding our sales, service and manufacturing presence in key geographies and emerging markets throughout the world.

> Through our commitment to operational excellence, we continue to improve speed and productivity. We are making the organization more agile and streamlined, with a competitive cost structure that generates value for all our stakeholders.

> We continue to build a culture of innovation to develop products and services that support the discovery and development of new drugs, the diagnosis and treatment of disease, and the protection and safety of our food, water and the environment.

Moving forward with steady hands at the helm

MDS is a dynamic company doing business in a rapidly changing global economy. 2008 was a year marked by significant challenges, but also one where real progress was made to build our industry-leading platforms.

James S. A. MacDonald
Chairman



MDS faced a number of challenges in 2008. Management, with the full support of the MDS Board of Directors, addressed issues head-on and took action to optimize the business mix of our platforms, and improve our operations. Particular effort was focused on MDS Pharma Services, where financial results remain unsatisfactory, notwithstanding operational improvements. These efforts were tempered, however, by the unprecedented upheaval in the economy and the global financial markets, which brought a level of uncertainty to industries around the world. We ended the year similar to all our peers, with a low stock price. We don't find this acceptable, and we are moving quickly to take any necessary steps to improve shareholder value.

Navigating in uncertain times requires steady hands at the helm and an agile organization that can swiftly adapt to changing circumstances. Since Stephen DeFalco became President and Chief Executive Officer in 2005, MDS has transformed itself into a focused enterprise with three leading growth platforms. The Board and Management continue to operate with urgency to improve performance. In 2008, MDS made steady progress in the areas of operational excellence, innovation and globalization.

The organization was streamlined, its global footprint expanded in key geographies, and innovative new products and services were launched to meet customer needs and to maintain MDS leadership in the dynamic markets in which we compete.

As a result, the Board is confident that MDS is a stronger company than it was a year ago – and one that is well positioned to capitalize on compelling prospects. The difficult economic environment notwithstanding, we expect to see further progress in 2009, and for the longer term, where a wealth of opportunity is on the horizon.

In November 2008, it was with great pleasure that I took over as Chairman of the MDS Board. I would like to take this opportunity to thank my predecessor, John T. Mayberry, for the tremendous contribution he made during his tenure to oversee the transformation of MDS to a pure-play global life sciences company.

I would like to thank Management and my fellow members of the Board for their continuing strong efforts on behalf of MDS.



James S. A. MacDonald
Chairman

Pursuing our plan

In 2008, MDS made significant progress to build a stronger and more competitive business, better able to operate in dynamic global markets.



Stephen P. DeFalco
President and Chief Executive Officer

When I became President and Chief Executive Officer in July 2005, MDS embarked on a journey to build a pure-play global life sciences company. We proceeded with resolve and took bold action to achieve our goal. We moved from being a company with six disparate businesses to one with three leading life sciences platforms. Most notably, we completed the largest divestiture in Company history with the sale of MDS Diagnostic Services in 2006, made the largest acquisition in 2007 with the purchase of Molecular Devices, and completed the largest share buyback in 2007 through a C$500-million substantial issuer bid.

MDS has driven profitable growth by making process improvements and investments in our businesses – MDS Analytical Technologies, MDS Nordion and MDS Pharma Services – that have positioned them to win in a competitive global market. Today, more than ever, MDS is a company at the forefront of innovation. In 2008, MDS invested $79 million on research and development, and launched 16 important new products and services to better help our customers develop new drugs, and diagnose and treat disease. While these efforts have improved our results in the face of a softening global economy, they have not yet been able to reach the full potential for the top-line and bottom-line growth we expected. As a result, we made difficult decisions, which included restructuring our business and optimizing our global footprint. While significant progress has been made, we remain steadfast and operate with a sense of urgency.

Challenge and progress across MDS

In 2008, MDS faced a number of significant challenges – the softening of demand for high-end instruments at MDS Analytical Technologies, the increased uncertainty of the long-term supply of medical isotopes at MDS Nordion, and the delayed profit recovery at MDS Pharma Services. We tackled these issues, and were buoyed by great employees who demonstrated resilience and a remarkable commitment to innovation, operational excellence and globalization.

MDS Analytical Technologies entered 2008 with good momentum that was tempered by slowing demand for high-end instruments, particularly by large pharmaceutical companies in North America. We continued to see strength in applied markets and were pleased by growth in Asia. On the innovation front, our team moved diligently forward, raising the bar by introducing 10 new products.

Particularly noteworthy among these was the launch of two of the most advanced mass-spectrometry systems ever built – the AB SCIEX Triple Quad™ 5500 and the AB SCIEX QTRAP® 5500 Systems – both of which provide researchers with complete workflow solutions that are unmatched in terms of functionality, speed and performance. MDS Analytical Technologies also released new versions of several software applications that have made our mass-spectrometry systems easier to use, setting the stage for further expansion in food, water and environmental testing markets.

Analyst 1.5 software, for example, runs our mass-spec systems, and allows researchers to screen more analytes with even greater accuracy and precision. This capability will best serve the food and environmental industries, as they will now be able to screen for more than 600 contaminants in a single run.

We also made progress with our plans to build scale and scope by acquiring Blueshift Biotechnologies, a developer of screening platforms for life sciences research and maker of the IsoCyte™ bench-top laser-scanning cytometer. This acquisition broadens our capabilities in cellular analysis, and further strengthens the Company's global sales and service offering.

Our decision to relocate the manufacturing base of MDS Analytical Technologies to Asia will allow us to realize significant cost efficiencies and to take advantage of growing opportunities in that region.

We took action on the remaining integration opportunities from our acquisition of Molecular Devices in 2007. These included integrating locations in the United States, implementing common business systems across major sites, and rolling out standard processes, such as quality management, on a worldwide basis.

Going forward, MDS Analytical Technologies has a strong pipeline of new innovations, and a dedicated and highly skilled workforce committed to its pursuit of technological leadership.

MDS Nordion delivered another year of strong performance. The business demonstrated its agility and world-class operational capabilities in the face of challenges, such as the unplanned shutdown of Atomic Energy of Canada Limited's (AECL) NRU reactor in November and December 2007.

MDS Nordion is working to become the world's leading innovator in molecular medicine. To further advance that goal, in 2008, we completed the divestiture of two non-strategic product lines. We continue to strengthen MDS Nordion's medical-isotope and sterilization businesses, and are more focused than ever on building its growth portfolio. Revenues for products such as TheraSphere®, a breakthrough treatment for patients with inoperable liver cancer, grew almost 50% in 2008. MDS Nordion also nurtured several partnerships, such as a 30-year partnership with TRIUMF, a world-class particle physics research laboratory located on the campus of the University of British Columbia; and a partnership with the University of Ottawa Heart Institute, where MDS Nordion established a Molecular Imaging Centre of Excellence to advance cardiology research.

Long-term isotope supply emerged as an issue in May 2008 when AECL and the Government of Canada announced their intention to discontinue the MAPLE project, without prior notice to, or consultation with, MDS. AECL and the Government made their announcements without disclosing a long-term plan for the supply of isotopes beyond extending the license of the NRU. To protect the interests of patients, the nuclear-medicine community, shareholders and customers, MDS filed a Notice of Arbitration to compel AECL to fulfill its contractual obligations under its 2006 interim and long-term supply agreement. MDS concurrently filed a court claim for C$1.6 billion in damages against AECL, for negligence and breach of contract, and against the Government of Canada, for inducing breach of contract and for interference with economic relations.

Legal actions of this nature are complex and may take considerable time to resolve. Toward the end of the year, we again demonstrated our leadership by stepping up production to process additional isotopes received from the NRU when global supply of medical isotopes was threatened due to the shutdown of a nuclear reactor in Europe.

Over the past few years, we have successfully repositioned MDS Nordion, strengthened our leadership team and implemented operational improvements that have enabled us to bolster our premier position in the industry.

At **MDS Pharma Services**, our initiatives and investments to improve operational efficiency and better meet client needs are starting to take hold, but the conversion to revenue and earnings growth is taking longer than expected. Historically, the MDS Pharma Services business was built by acquisition, and was significantly challenged by the U.S. Food and Drug Administration's review of bioanalytical studies conducted at its facility in Montreal. We have worked with resolve and purpose to rebuild the business and have made steady progress.

First among our efforts was top-grading our business-development team and providing MDS Pharma Services employees with sophisticated, leading-edge tools to meet customer needs. We made significant investments in client-facing information-technology systems, including the launch of the industry-leading Apollo sample-management system for Central Labs, and next-generation ClinQuick® study-management software for phase I clinical trials.

We also launched our Quality On Time™ brand promise, and made expansions throughout the world to better meet the current and emerging needs of clients. In 2008, MDS Pharma Services opened a state-of-the-art phase I facility in Phoenix, and expanded its Central Lab facilities in Singapore to respond to growing opportunities in the Asia-Pacific region.

Our people continued to focus on operational excellence using LeanSigma to improve processes and to streamline the way we do business.

These investments and efforts have resulted in a 25% increase in new business wins versus 2007 and a growing, more profitable backlog.

Moving forward

In 2008, our businesses emerged stronger and better prepared to serve our customers in a dynamic market environment. We have become leaner, stronger and more agile. MDS has demanded and achieved much in terms of innovation, operational excellence and globalization. Thanks to our employees, our innovative products and services are industry leading, and continue to make a distinctive contribution to the health and well-being of people.

While we have made much progress, we recognize the necessity of improved performance. MDS has an engaged and experienced Board of Directors and Management Team focused on driving growth, improving operating performance and shaping the Company's business portfolio. We continue to review our strategy against potential options, with a firm commitment to delivering shareholder value.

In 2008 we addressed issues, made great progress and have built a foundation to capitalize on the many opportunities ahead. We are moving forward with purpose and momentum.

Stephen P. DeFalco
President and Chief Executive Officer

from left

Stephen P. DeFalco
President and
Chief Executive Officer

Andrew W. Boorn
President, MDS Analytical Technologies

Mary E. Federau
Executive Vice-President, Global Human Resources

Thomas E. Gernon
Executive Vice-President, Information Technology and Chief Information Officer

Kenneth L. Horton
Executive Vice-President, Corporate Development and General Counsel

Janet Ko
Senior Vice-President, Communications

Douglas S. Prince
Executive Vice-President, Finance and Chief Financial Officer

David Spaight
President, MDS Pharma Services

Steven M. West
President, MDS Nordion

EXECUTIVE MANAGEMENT TEAM



Moving the plan forward

IN 2008, WE FURTHER STRENGTHENED THE MDS EXECUTIVE MANAGEMENT TEAM, WHICH IS WORKING TO DELIVER IMPROVED PERFORMANCE.



Moving forward



INNOVATION

THE KEY TO PROGRESS FOR LIFE SCIENCES COMPANIES SUCH AS MDS IS INNOVATION. IT IS THE SOURCE OF NEW OPPORTUNITIES.

Whether we are launching a new product or service, or creating innovative technology platforms through collaborations and partnerships, MDS has a track record of being at the forefront of innovation. We continue to make significant R&D investments to fuel our innovation engine. More importantly, we recognize that innovation is about people – talented, knowledgeable, bright, creative individuals and teams. To innovate, we must attract and retain the right people, and provide them with the technology, resources and environment in which to excel. At MDS, our global human-resources programs are designed to attract innovative thinkers, and recognize and reward stellar performance.



Analyst® 1.5 software, which runs our mass-spectrometry systems, allows researchers to screen more analytes with greater accuracy and precision. This will serve the food and environmental industries as they will now be able to screen for more than 600 contaminants in a single run.



"We created the new position of Senior Vice-President, Innovation to lead our effort to advance global innovation programs by identifying opportunities, setting up collaborations and driving ideas to commercialization."

– Steve West, President, MDS Nordion

Progress

> MDS Analytical Technologies invested $76 million in research and development, and brought 10 new products to market – including two of the most advanced mass-spectrometry systems ever built. In addition, we launched new software solutions that make our sophisticated instruments easier to use and more accessible to the food, water and environmental testing markets.

> MDS Nordion supported the growth of TheraSphere®, its innovative liver cancer treatment, with the establishment of 18 new treatment centres across North America, bringing the total to 65, while expanding its treatment centres in Belgium and Germany.

> MDS Pharma Services invested in new technologies to better serve customers. These include the industry-leading Apollo sample-management system for its Central Labs, and the next-generation ClinQuick® study-management system in early clinical research.

Opportunity

> Innovative new products – such as MDS Analytical Technologies' Analyst® 1.5 software for our mass-spec systems, iMethod™ for Cliquid® software for food-and-beverage testing, and LightSight™ automated metabolite identification method creation software – provided us with enormous opportunity to capture share of the growing applied markets.

> Innovative partnerships – such as those forged by MDS Nordion and its Centres of Excellence – bring together great minds from different disciplines, to leverage research and create new scientific breakthroughs.

> Innovative processes – such as the two electrochemiluminescent assay (ECLA) instruments installed at the MDS Pharma Services bioanalysis laboratory in Montreal – offer important advantages in research involving biologics, such as monoclonal antibodies.

> Understanding our customers' needs for enabling technology, expedited high-quality research services and cost-effective solutions helps MDS identify opportunities to drive innovation.

Moving Forward

> MDS Analytical Technologies plans continued investment in a more focused product-development pipeline, with an emphasis on software and innovative enhancements that offer cost-effective, quality solutions to clients. This targets moving products faster from concept to market. We also have the agility to reorganize our R&D and customer-facing teams, as required, to meet emerging customer needs.

> MDS Nordion plans to develop and implement molecular-imaging capabilities for cardiac research, in partnership with the University of Ottawa Heart Institute. It will also strive to establish additional research partnerships to develop new tracers and radiotherapeutics for the advancement of molecular medicine.

> MDS Pharma Services plans continued development of robust electronic study-management tools with the launch of E-Lab Notebook for bioanalysis, and IMPACT clinical-trial management system to improve productivity and efficiencies in the phase II-IV business.



ECLA testing
MDS Pharma Services now offers its bioanalysis clients the benefits of electrochemiluminescent assay (ECLA) testing at its laboratory in Montreal.



Vital research
MDS Nordion has established a Molecular Imaging Centre of Excellence to advance cardiology research at the University of Ottawa Heart Institute.



Study software
Apollo is a unified, Web-based study-management software tool for secure and transparent real-time tracking of study samples and results.

OPERATIONAL EXCELLENCE

ACHIEVING OPERATIONAL EXCELLENCE IS MORE THAN ENHANCING PROFITABILITY. IT IS A VITAL INGREDIENT OF GLOBAL LEADERSHIP, WHICH ADDS VALUE TO OUR CUSTOMERS AND INCREASES OUR COMPETITIVENESS.



The pursuit of operational excellence is a strategic priority at MDS. For the past two years, we have made tremendous inroads with LeanSigma initiatives across the enterprise that have resulted in significant gains in efficiency and cost-effectiveness. At the same time, we have strengthened our management and leadership in every functional area of the Company, and have recruited top talent around the world to support them. Enterprise-wide functions of Human Resources, Information Technology and Finance have benchmarked costs and performance relative to peers. This will give us a view toward achieving a world-class operational cost base and infrastructure.

Innovative treatment: MDS is excited about the potential of TheraSphere®. In the past year, revenues for this breakthrough liver-cancer treatment have grown by almost 50%.



"The successful launch of our Quality On Time™ brand promise reflects our ongoing commitment to progress in operational excellence. Our efforts to meet and, wherever possible, exceed expectations are being recognized by major customers around the world."

– David Spaight, President, MDS Pharma Services

Progress

> In 2008, we initiated more than 150 LeanSigma projects to improve operational efficiencies.

> MDS Analytical Technologies continued to strengthen its dynamic product pipeline through targeted strategic investments and enhanced synergies between its mass spectrometry, drug discovery and bioresearch lines of business. Its reorganized R&D team is better aligned with current and emerging needs of customers. The business completed the integration of common business systems at major sites, following the 2007 acquisition of Molecular Devices.

> MDS Nordion streamlined its portfolio with the divestiture of non-strategic product lines. It grew revenues for its TheraSphere® business by almost 50% and furthered its reputation as a dependable supplier and partner by helping to meet demand for medical isotopes during the shutdown of a nuclear reactor in Europe.

> MDS Nordion received the Canadian Industry Program for Energy Conservation (CIPEC) Leadership Award for reducing energy consumption based on a LeanSigma project.

> MDS Pharma Services won two *Good Clinical Practice Journal* awards for excellence in clinical research for data-management and project-management services, which enabled the contract research organization to further demonstrate its Quality On Time™ brand promise.

Opportunity

> The ability of MDS to reduce cycle and turnaround times and meet project deadlines across all Company businesses makes us a more effective strategic partner.

> MDS Analytical Technologies continues to control costs and increase operational efficiencies by accelerating the transition of its manufacturing and supply base to Asia.

> MDS Nordion continues to drive innovation and growth in Europe by enhancing product efficiencies and the reliability of Glucotrace supply.

> MDS Pharma Services' performance is tracked to strongly meet client expectations as the contract research organization achieved a 95% on-time report delivery for its locations that conduct bioanalysis, and a 99% on-time report delivery for its locations that provide drug safety assessment services.

Moving forward

> Efforts to optimize the workforce will help the Company to work even more efficiently to meet the needs of customers.

> MDS Analytical Technologies will install new LeanSigma-based protocols in the product concept and design process to more effectively bring focused new products to market faster, and with better quality.

> MDS Nordion will focus on initiatives to enhance its supply-chain and manufacturing processes, endeavouring to increase production capacity to support growth products such as TheraSphere and Glucotrace.

> MDS Pharma Services is deploying LeanSigma to redesign, streamline and automate processes to improve Quality On Time™ performance. We will recognize and reward our On-Time Heroes – employees who meet and exceed the expectations of clients.



LeanSigma at work

MDS Nordion set out to improve the manufacturing process for Bexxar®, a drug used to treat non-Hodgkins lymphoma. The project team lowered cycle time variability, resulting in improved order shipments, stronger customer relationships and improved treatment availability for patients.

GCPJ AWARDS WINNER 2008

Clinical-trial excellence

In 2008, MDS Pharma Services won two *Good Clinical Practice Journal* awards for superior clinical-trial management, securing top honors for Data Management Team of the Year and Project Manager of the Year. The awards exemplify the commitment by MDS Pharma Services to client service and high-quality, on-time planning and execution of clinical research.

GLOBALIZATION

MDS CONTINUES TO EXPAND ITS GLOBAL FOOTPRINT IN KEY GEOGRAPHIES TO BETTER MEET CURRENT AND EMERGING CUSTOMER NEEDS, AND TO GAIN ACCESS TO GROWTH MARKETS IN RAPIDLY DEVELOPING REGIONS.



The global life sciences markets in which MDS competes are among the most attractive in the world. These markets generate total revenues of more than $25 billion – some of which are growing at double-digit rates in some sectors and regions. Just five years ago, revenues from the Company's global operations represented little more than 60% of the total. Today, more than 90% of our global revenues are generated outside Canada. Each of our businesses has made outstanding progress in building world-class global sales and marketing organizations that have enabled MDS to increase its reach in strategically important growth markets – particularly in the emerging Asia-Pacific region. Additionally, the Company will continue to expand and move to those areas where our customers' needs are highest.

Glucotrace: MDS plans to expand operations in Belgium to meet growing demand for its Glucotrace imaging agent, one of the most often-used positron emission tomography isotopes for cardiology and oncology diagnoses.



"The decision to relocate the manufacturing base of MDS Analytical Technologies to Asia makes it possible for us to lower production costs by leveraging and maximizing the region's supply chain – and to fortify our presence in an important emerging market for MDS."

– Andy Boorn, President, MDS Analytical Technologies

Progress

- MDS Analytical Technologies continued to expand its sales and service organization in China, giving us a stronger foothold in this growing market. To further reduce costs, the manufacture of key products was transferred to Singapore.
- MDS Nordion continued to build momentum in Europe, with new treatment centres for TheraSphere® in Belgium and Germany.
- MDS Pharma Services opened its 300-bed, state-of-the-art, early clinical research facility in Phoenix, and added new late-stage, clinical-trial monitoring capabilities in Brazil and South Korea. MDS Pharma Services expanded its Central Labs in Singapore, and increased its presence in Tokyo.
- MDS Analytical Technologies is partnering with global network distributors to serve customers in growing markets around the world.

Opportunity

- Market developments around the world open a range of optimization opportunities for our businesses, as evidenced by the strategic acquisitions and divestitures in 2008.
- Growth rates in many MDS market niches are higher in emerging markets – particularly in Asia and South America. All three business platforms have been increasing their focus on and presence in the most promising market areas.
- As major customers with global operations continue to outsource, they seek relationships with strategic partners of choice. MDS is well positioned to be a partner of choice in key global markets.

Moving Forward

- MDS Analytical Technologies is expanding global sales and service in high-growth markets and regions while it continues to transfer manufacturing capabilities to Asia, and further leverage the Company's global supply chain.
- MDS Nordion plans to expand operations in Belgium to grow demand for its Glucotrace imaging agent, while it broadens markets for TheraSphere® liver cancer treatment in Europe, the Middle East and Russia.
- MDS Nordion continues to expand global distribution networks in Asia, addressing customer requirements for medical isotopes and sterilization products in the safest, fastest, most reliable way possible.
- MDS Pharma Services is exploring opportunities in Russia and India to support late-stage clinical trials and evaluating the potential benefits of expanding certain operations in emerging regions.



Opportunity in Asia

In 2008, MDS Pharma Services moved its Singapore Central Lab operation to a new, larger facility, enabling the contract research organization to better meet the current and emerging needs of its clients in the Asia-Pacific region. The new facility, which is located in the Marsiling Industrial Park, has twice the previous capacity for sample storage, processing, and safety testing. MDS Pharma Services has seen its sample volume in Singapore double in the past year.

MAKING A DISTINCT CONTRIBUTION

Everything we do at MDS is guided by the Company's Core Purpose of making a distinct contribution to the health and well-being of people. Our innovative products and services help our customers to advance drug discovery and development, and the diagnosis and treatment of disease, thereby assisting them in their efforts to fight disease and save lives.

In this pursuit, MDS is committed to the continuous improvement of its health and safety performance, and the implementation of sound environmental practices. This commitment was recognized with the Company's inclusion in the 2008 Dow Jones Sustainability World Index (DJSI), which tracks the financial performance of the world's leading companies with a focus on sustainable business practices. The DJSI uses a best-in-class approach for measuring economic, social and environmental performance. We believe that the continued protection of our employees and the implementation of sound environmental practices will help us achieve our business goals.

The knowledge that MDS makes a difference is also keenly felt in our shared passion to give back to the communities in which we live and conduct business – a passion that is reflected through our corporate-giving program.

The global fight against cancer is one of the great challenges of our times. In late 2007, we decided to make cancer our Major Corporate Cause, and pledged almost $1 million to the Geneva-based International Union Against Cancer (UICC), a commitment we formally announced on February 4, 2008 – World Cancer Day. UICC was chosen because, as the world's largest non-governmental association of cancer-fighting organizations, it has a global mission to eradicate cancer.

Our corporate efforts are further complemented by strong community and philanthropy programs. Highlights include:

MDS Analytical Technologies held its fourth annual "Walk Across MDS Analytical Technologies", in which teams of employees wore pedometers and tracked the distances they covered for four weeks. In 2008, the top three teams won $2,500 each for their designated cancer charity.

MDS Nordion raised close to $70,000 for the Cancer Care Unit at The Ottawa Hospital with its "2008 Run for a Reason" campaign – where employees walked, ran and volunteered in various capacities at the annual MDS Nordion-sponsored Ottawa Race Weekend. As well, MDS Nordion President Steve West was named head of The Ottawa Hospital's 20/20 Campaign.

MDS Pharma Services maintained its alliance with Alex's Lemonade Stand Foundation in 2008, donating $125,000 to help fund pediatric cancer research and clinical-trial infrastructure. Employees raised additional funds by hosting lemonade stands. MDS Pharma Services donated an additional $25,000 to the Wellness Community of Philadelphia, which provides education and support services to people with cancer.

In February 2008, as part of our Environment, Health and Safety (EHS) strategy for world-class performance, we introduced improved MDS Global EHS Standards. These Standards, which are benchmarked against world class companies, make it easier for our people around the world to understand our requirements and implement programs to meet them. Highlights include:

MDS Analytical Technologies' site in Toronto earned certification to the ISO 14001 Standard for Environment Management Systems, heralding its commitment to proactive environmental management.

MDS Nordion was selected as a recipient of the Canadian Industry Program for Energy Conservation Leadership Award in recognition of its LeanSigma initiative to reduce electrical and natural-gas consumption at its Ottawa site.

MDS Pharma Services took action to reduce its impact on the environment as part of a continuing effort to contribute to communities in which it operates. All sites in North America have switched to long-lasting, low-mercury, energy-efficient lighting, and environmentally friendly products are now used for cleaning and general maintenance.



Run for a Reason
Every May, MDS Nordion sponsors the Ottawa Race Weekend's 5K and 10K events. In conjunction with the events, employees raise funds for The Ottawa Hospital's Cancer Centre.

from left

Paul Anderson
William Anderson
Stephen DeFalco
William Dempsey



William Etherington
Robert Luba
James MacDonald
Richard McCoy



Mary Mogford
Kathleen O'Neill
Nelson Sims
Gregory Spivy



As we pursue opportunities and move forward in an environment of challenge and change, MDS benefits from the strong guidance, governance and oversight of the Company's Board of Directors. In November 2008, James S. A. MacDonald, who has served on the Board since July 2005, succeeded John T. Mayberry as Chairman of the Board, following Mr. Mayberry's decision to step down. The Board was further strengthened with the appointments of William Dempsey and Gregory Spivy. Board governance policies are detailed in the Information Circular and can be accessed online at www.mdsinc.com.

Paul S. Anderson
Member of the Corporate Governance & Nominating Committee
Member of the Environment, Health & Safety Committee

Paul Anderson, 70, of Lansdale, PA, has served on the Board of the Company since 2003. Dr. Anderson is a Corporate Director, having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb. Dr. Anderson is also a director of Albany Molecular Research, is a member of the Chemical Heritage Foundation and is on the Board of Trustees of the Gordon Research Conferences.

William D. Anderson
Chair of the Audit Committee

Bill Anderson, 59, of Toronto, ON, has served on the Board of the Company since February 2007. He is a Chartered Accountant and a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc. Mr. Anderson is also a director of TransAlta Corporation and Gildan Activewear Inc.

Stephen P. DeFalco
Stephen DeFalco, 47, of Toronto, ON, is the President and Chief Executive Officer of MDS Inc. Mr. DeFalco joined MDS from U.S. Genomics where he was Chairman and Chief Executive Officer. Prior to his role at U.S. Genomics, he served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer, Inc. Mr. DeFalco also held senior management positions at United Technologies, McKinsey & Company and IBM. Mr. DeFalco is a director of BioProcessors Corporation, the Sciex Joint Venture with PerkinElmer and the Sciex Joint Venture with Applied Biosystems.

William G. Dempsey
Member of the Audit Committee
Member of the Environment, Health & Safety Committee

Bill Dempsey, 57, of Green Oaks, IL, was appointed to the Board in 2008. Mr. Dempsey was an executive with Abbott Laboratories for 25 years, prior to his retirement in 2007. His assignments included Executive Vice President of the Pharmaceutical Products Group and Senior Vice President of International Operations. Mr. Dempsey is a former director of TAP Pharmaceutical Products Inc. and is currently a director of TyRx, Inc., Landauer Inc. and the MPD Foundation.

William A. Etherington
Chair of the Human Resources & Compensation Committee
Member of the Corporate Governance & Nominating Committee

Bill Etherington, 67, of Toronto, ON, has served on the Board of the Company since 2001. Mr. Etherington is Chair, Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation and Chairman, President and CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc., Onex Corporation and SS&C Technologies, Inc., as well as a director of St. Michael's Hospital and a member of the President's Council, University of Western Ontario.

Robert W. Luba
Member of the Audit Committee
Member of the Human Resources & Compensation Committee

Bob Luba, 66, of Toronto, ON, has served on the Board of the Company since 1996. Mr. Luba is President, Luba Financial Inc. Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited. Mr. Luba is also a director of AIM Trimark Investments and Softchoice Corporation.

James S. A. MacDonald
Chairman

Jim MacDonald, 63, of Toronto, ON, was appointed to the Board in July 2005 and became Chairman in November 2008. Mr. MacDonald is Chairman and Managing Partner of Enterprise Capital Management Inc. Prior to 1997, Mr. MacDonald was Deputy Chairman of Scotia McLeod Inc., having joined a predecessor to that company in 1969. He is also a director of Cinram International Income Fund, Cymbria Corporation, Manitoba Telecom Services Inc. and Superior Plus Inc., and non-executive Chairman of Cormarck Securities Inc.

Richard H. McCoy
Member of the Audit Committee
Member of the Corporate Governance & Nominating Committee

Dick McCoy, 66, of Toronto, ON, has served on the Board since January 2006. Mr. McCoy is a Corporate Director. He has been in the investment banking business for over 35 years. Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy also serves as a director of ACE Aviation Holdings Inc., Uranium Participation Corporation, Gerdau Ameristeel Corp., Aberdeen Asia-Pacific Income Investment Company Limited, Jazz Air Income Fund and Pizza Pizza Royalty Income Fund.

Mary A. Mogford
Chair of the Corporate Governance & Nominating Committee
Member of the Environment, Health & Safety Committee
Member of the Human Resources & Compensation Committee

Mary Mogford, 64, of Newcastle, ON, has served on the Board of the Company since 1998. Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of the Potash Corporation of Saskatchewan and the SickKids Foundation Board. Ms. Mogford was made a Fellow of the Institute of Corporate Directors in 2002 in recognition of her contribution to corporate governance in Canada, and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program.

Kathleen M. O'Neill
Member of the Audit Committee
Member of the Environment, Health & Safety Committee

Kathleen O'Neill, 55, of Toronto, ON, has served on the Board of the Company since 2005. Ms. O'Neill was an Executive Vice President with BMO Bank of Montreal until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers. Ms. O'Neill is a Fellow of the Institute of Chartered Accountants of Ontario. She is a director of TMX Group Inc. (formerly TSX Group Inc.), Finning International Inc. and Canadian Tire Bank. Ms. O'Neill is Chair of St. Joseph's Health Centre Foundation and a past Chair of the Board of St. Joseph's Health Centre in Toronto. She is also active on several other non-profit boards. In 2005, Ms. O'Neill was accredited to the ICD/Rotman School of Management Directors Education Program.

Nelson M. Sims
Chair of the Environment, Health & Safety Committee
Member of the Human Resources & Compensation Committee

Nelson Sims, 61, of Key Largo, FL, has served on the Board of the Company since 2001. Mr. Sims was an executive with Eli Lilly and Company for 28 years, prior to his retirement in 2001. His assignments included President of Eli Lilly Canada from 1991 to 1999. Mr. Sims was President and CEO of Novavax, Inc. from 2003 to 2005, and he has served as a Corporate Director and Consultant for several biotech companies. He currently serves on the board of Aastrom Biosciences, Inc.

Gregory P. Spivy
Member of the Corporate Governance & Nominating Committee
Member of the Human Resources & Compensation Committee

Greg Spivy, 39, of San Francisco, CA, was appointed to the Board in 2008. Mr. Spivy is a Partner at ValueAct Capital, a San Francisco-based investment partnership. Mr. Spivy currently serves on the boards of Adesa Holdings, Inc. and Seitel Holdings, Inc., and serves as Chairman of the Board of MSD Performance, Inc. He is also a former director of PRA International, MSC Software Corporation and Kerr Group, Inc.

Full URL – http://www.mdsinc.com/GBP/index.asp?section=investors&pageid=GBP/index

Mailing Address

2700 Matheson Boulevard East
Suite 300, West Tower
Mississauga, Ontario, Canada L4W 4V9
Telephone: 416-675-7661
Fax: 416-675-0688

Website Address

www.mdsinc.com

Transfer Agent and Registrar

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors

Ernst & Young LLP

MDS Stock Split History

1980 – September 17	2:1
1983 – July 13	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – September 26*	2:1

* stock dividend – same as stock split

Investor Information

Contact: Kim Lee
Senior Director, Investor Relations
Telephone: 416-213-4721
Fax: 416-675-0688
Email: kim.lee@mdsinc.com

Legal Counsel

Fasken Martineau DuMoulin LLP

Stock Listing

MDS shares are listed on the TSX: MDS and NYSE: MDZ.
MDS is part of the S&P/TSX 60 Index and the S&P/TSX Capped Health Care Index.

MDS Annual and Special Meeting

Shareholders are invited to attend the Company's Annual and Special Meeting at 4:00 p.m., on Thursday, March 12, 2009 at:

Renaissance Toronto Airport Hotel
and Conference Centre
801 Dixon Road
Toronto, Ontario, Canada M9W 1J5

Annual and Interim Reports

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at **www.mdsinc.com** or at **MDS Shareholder Communication Service** at 416-675-6777 ext. 6500 or 1-888-MDS-7222.

Trademarks

The following are registered trademarks of MDS Inc. or its subsidiaries:

AB SCIEX Triple Quad™ 5500
AB SCIEX QTRAP® 5500
Analyst® 1.5 software
ArcturusXT™ System
Axon GenePix® 4300A and
4400A Systems
CellKey™ 384 System
ClinQuick® study management system
DiscoveryQuant™ software
iMethod™ for CLiquid® software
LightSight™
Quality On Time™
TheraSphere®

The following are registered trademarks belonging to the companies indicated:

SAS®	SAS
Bexxar®	GlaxoSmithKline

MDS Analytical Technologies, through its Sciex division, markets its instruments under the brand names "Applied Biosystems | MDS Analytical Technologies" and "PerkinElmer Sciex" through its joint-venture partners, Life Technologies Corp. (formerly Applied Biosystems, Inc.) and PerkinElmer, Inc., respectively.

We are always looking for ways to improve, and will make changes to each year's Annual Report based on feedback from our readers. Please feel free to comment by sending an email to **InvestorRelations@mdsinc.com**.

DESIGN BRYAN MILLS IRADESSO, TORONTO PRINTING ANNAN & SONS LTD PRINTED IN CANADA



To make a distinctive contribution to the health and well-being of people around the world.

Commitment to excellence

Striving to reach our full potential as a company and as individuals; doing the right things the right way.

Mutual trust

Having confidence enough to rely on others and to be open to new people and different ideas.

Respect for people

Showing genuine concern for others, and treating people as individuals, with understanding and appreciation.

Integrity

Being reliable and accountable in word and behaviour.

MDS Inc.
2700 Matheson Boulevard East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9
www.mdsinc.com

MDS
Science advancing health

2008 ANNUAL REPORT

FINANCIAL REVIEW



Progress. Opportunity. Moving forward.

MDS

Science advancing health

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 27, 2009

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2008 and its financial position as of October 31, 2008. This MD&A should be read in conjunction with the audited consolidated financial statements and notes that follow. For additional information and details, readers are also referred to the unaudited quarterly financial statements and quarterly MD&A for fiscal 2008, the Company's Annual Information Form for fiscal 2008 (AIF), and the Company's Annual Report on Form 40-F, each of which is published separately and is available as applicable, at www.mdsinc.com, www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS's current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year with those of the preceding two fiscal years. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of applicable Canadian securities regulation and the United States Private Securities Litigation Reform Act of 1995. This document contains such statements, and we may make such statements in other filings with regulators in Canada and the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations and press releases. These forward-looking statements include, among others, statements with respect to our objectives for 2009 and beyond, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "optimistic", and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economies, in particular the economies of Canada, the United States, the European Union, and the other countries in which we conduct business; the stability of global equity markets; the cost and availability of financing and our ability to obtain such financing given the restrictions in our Senior Unsecured Notes and bank credit facilities; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of certain currencies relative to other currencies, particularly the US dollar, Canadian dollar and the euro; changes in interest-rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to complete strategic transactions and to execute them successfully; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups, certain of our employees subject to collective-bargaining, environmental and other regulations, natural disasters, public-health emergencies, international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 thereof, and our success in anticipating and managing these risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Use of non-GAAP measures

In addition to measures based on US generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA); adjusted EBITDA margin; adjusted EPS; operating working capital; net revenue; and backlog. These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies. In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company's Board of Directors based on these GAAP and non-GAAP measures. In addition, in 2008 adjusted EBITDA and operating working capital were the primary metrics for our annual incentive compensation plan for senior management. In 2009, adjusted EBITDA, net revenue and operating working capital will be the primary metrics for our annual incentive compensation plan for senior management. We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and so that these events and transactions can be viewed from our management's perspective.

Substantially all of the products of the Sciex division of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.

Under US GAAP, we report only our direct revenues from sales to the joint ventures. We also report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners. This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization technologies and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and/or services to customers in markets around the world.

Strategic initiatives and discontinued operations

On September 1, 2005, we announced our strategic plan to focus on the global life sciences market and dispose of assets that do not contribute to the Company's areas of focus. During fiscal 2006 and 2007, we completed a number of transactions in pursuit of this renewed focus, including the sale on February 26, 2007 of the sale of our remaining diagnostic laboratories business for gross proceeds of C$1.3 billion, which included amounts ultimately paid to holders of minority interests in this business. Under the terms of the final agreements, MDS received net cash proceeds (after expenses and taxes) of $929 million cash and a $65 million non-interest bearing promissory note due in March 2009. After paying costs of the transaction, taxes and distributions to our minority partners in these businesses, we reported a gain of $791 million, net of income taxes on the transaction in our second quarter of fiscal 2007.

On February 26, 2007, coinciding with the completion of the sale of the diagnostic laboratories business, we announced the launch of a substantial issuer bid to repurchase MDS Common shares. Under the bid, which closed on April 9, 2007, we repurchased 22.8 million Common shares for $441 million at an average price of C$21.90.

On January 29, 2007, we announced our agreement to acquire Molecular Devices Corporation (MDC), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing. Under this agreement, which closed on March 20, 2007, MDS acquired all Common shares of MDC for $35.50 per share.

This strategic acquisition marked a significant expansion for MDS. By acquiring Sunnyvale, California-based MDC, with its global sales and service network and leading-edge products, MDS strengthened its leadership position as one of the top global providers of life sciences solutions. We offer systems that provide high-content screening, and cellular analysis and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions. Upon completion of this acquisition, MDC was combined with our existing Sciex instruments business to form the business unit, MDS Analytical Technologies.

In 2008, we focused on strengthening our core businesses and completed a number of smaller acquisitions and divestitures. On May 1, 2008, we completed the sale of our external beam therapy and self-contained irradiator product lines of MDS Nordion to Best Medical International Inc. During the year, we acquired two small companies to expand our product portfolio in MDS Analytical Technologies.

MAPLE Facilities background

In 1991, MDS acquired the Nordion business from the Government of Canada. At that time, MDS assumed an existing 1988 isotope supply agreement (the 1988 Agreement) between Nordion and the Atomic Energy of Canada Limited (AECL), a Canadian Crown corporation. The 1988 Agreement provided for the supply of isotopes from AECL to Nordion for a maximum of 23 years. The isotopes were being produced at the AECL's National Research Universal (NRU) reactor and were eventually to be produced from a new AECL-owned reactor called MAPLE X which was to be constructed and operated within this period to provide MDS Nordion with the assurance of a long-term supply of isotopes. The obligation to build MAPLE X became the subject matter of a dispute between MDS, AECL, and the Government of Canada in 1993 to 1994, which resulted in the entering into a new agreement between AECL and MDS in 1996 (the 1996 Agreement).

The 1996 Agreement replaced the 1988 Agreement, provided for ongoing interim supply from the NRU, and provided for AECL to design, develop, construct and operate two nuclear reactors and a processing centre (the MAPLE Facilities) which were to be owned by MDS. The project was intended to replace the majority of the isotope-producing capacity of AECL's NRU reactor, and to also provide a back-up source of supply. AECL agreed to provide interim supply of medical isotopes from NRU until the MAPLE Facilities were operational. The MAPLE Facilities were required to achieve certain operational criteria by the year 2000 at a planned cost to MDS of C$145 million.

By 2005, the project had not yet been completed and the costs had more than doubled, with MDS's investment exceeding C$350 million. To address those issues, in March 2005, the Company entered into mediation with AECL related to disputes arising from the 1996 Agreement. In February 2006, both parties agreed to a new agreement (the 2006 Agreement) under which MDS exchanged all of its ownership rights and obligations in the MAPLE Facilities for a new 40 year long-term supply of isotopes to be produced in the now AECL-owned MAPLE Facilities. AECL also acquired $46 million of raw material inventory (Moly-99 targets) and consumable fuel bundles (highly enriched uranium) from MDS which are used to produce medical isotopes. In return, MDS received a cash payment of $22 million and a non-interest bearing note receivable for $46 million. In addition, the interim supply agreement in the 1996 Agreement was exchanged for essentially the same interim supply agreement in the 2006 Agreement. Under the 2006 Agreement, AECL assumed complete ownership of the MAPLE Facilities and took responsibility for all costs associated with completing the facilities and all associated ownership responsibilities including maintenance, repair, production of isotopes, and decommissioning of the MAPLE Facilities. The MAPLE Facilities were required to meet certain operational criteria by October 31, 2008 as specified in the 2006 Agreement. The parties retained certain rights related to existing claims. The terms of this agreement are the subject of the Company's current dispute with AECL as discussed below.

The transaction related to the 2006 Agreement was originally recorded in the form of a "bundled" exchange represented by a non-monetary transaction in accordance with FAS 153, *Accounting for Non-Monetary Exchanges, an amendment of APB No.29*. The exchange of cash, a non-interest bearing note, inventory, construction in-progress, a long-term supply agreement and an interim supply agreement (the "Components") resulted in a loss of $36 million being recorded in 2006. The fair value of the 40 year long-term supply agreement was recorded as an intangible asset and it was to be amortized on a straight-line basis over a 40-year period upon commencement of commercial production of MAPLE isotopes, which was expected to be no later than October 31, 2008.

On May 16, 2008, AECL and the Government of Canada announced their intention to discontinue AECL's work on the MAPLE Facilities located at its Chalk River laboratories, effective immediately. MDS was neither consulted nor informed in advance by AECL or the Government of Canada about their decision. Prior to its May 16, 2008 announcement, AECL had consistently maintained in regular project review meetings with the Company that it would complete the MAPLE Facilities. AECL's announcement and position represents a different perspective on AECL's obligations than that held by MDS.

On July 8, 2008, MDS served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, and, in the alternative and in addition to such order, seeking significant monetary damages. MDS concurrently filed a court claim against AECL and the Government of Canada. MDS is seeking against AECL (i) damages in the amount of C$1.6 billion for negligence and breach of contract relating to the 1996 Agreement; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of C$1.6 billion for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government's conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the FDCFA (a loan agreement between the Government of Canada and MDS for C$100 million of which C$68 million is outstanding); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA.

AECL and the Government of Canada also announced on May 16, 2008 that their decision to discontinue the MAPLE Facilities project would not impact the current supply of medical isotopes; that AECL would continue to supply medical isotopes using the NRU reactor; and that AECL would pursue an extension of the NRU operation beyond the expiry date of its current license of October 31, 2011. While MDS supports the decision to pursue an extension of the license, the Company believes the approach does not adequately address long-term supply. It is the Company's position that AECL has breached its contract with MDS, and the Company believes that it has a strong case against AECL and the Government of Canada with respect to the 2006 Agreement, which we continue to actively pursue. However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature, the range of remedies that may be awarded under the arbitration and/or lawsuit if MDS is successful in its claim, the Company is unable to project a specific outcome related to the resolution of this dispute.

Restatement of fiscal 2006 accounting related to the MAPLE Facilities

During the fourth quarter of 2008, the Company reviewed its accounting for the transaction related to the 2006 Agreement described above, and has determined that the original accounting treatment was not correct. Instead, the portion of the 2006 Agreement relating to the 40 year long-term supply agreement resulted in an arrangement that upon completion of the MAPLE Facilities would have met the definition of a capitalized lease. Key factors supporting this determination include the facts that MDS would have obtained substantially all of the output from the MAPLE Facilities and that MDS had made significant investments in the construction of the MAPLE Facilities prior to the 2006 Agreement, which from an accounting perspective, resulted in MDS remaining as the owner of the MAPLE Facilities. As a result, in 2006 MDS should have recorded the MAPLE Facilities as a construction in-progress asset until completion of the project, whereupon a capitalized lease asset would be recognized and amortization would have commenced. In addition, the capital costs incurred by AECL since 2006 should have been capitalized, with a corresponding offset to a financing liability, even though MDS has no obligation to reimburse AECL for their incurred capital costs. The resulting impact from this restatement of the 2006 transaction, and its impact on subsequent years, is described below and in the tables and footnotes that follow.

Under the above accounting, the $356 million incurred to build the MAPLE Facilities prior to their transfer to AECL would remain as construction in-progress and no gain or loss would be recorded. As a result, the $36 million pre-tax loss and associated income taxes previously reported in 2006 have been reversed and the 2007 consolidated statement of financial position has been restated. From 2006 to 2008, $147 million of additional costs incurred by AECL in their efforts to complete the project were recorded in construction in-progress and a corresponding amount was recorded as a long-term non-cash financing liability. In addition, a $14 million financing liability would have been recorded related to proceeds received by MDS from AECL and $25 million of implicit interest expense associated with MDS construction costs during the period should have been capitalized, resulting in an increase in net income in each period subsequent to the 2006 transaction with AECL. Prior to the write-off of the MAPLE Facilities in the fourth quarter of fiscal 2008 (see further discussion below), the restatement increased net assets by $38 million and 2008 net income by $4 million. The restatement also changed accumulated other comprehensive income by a decrease of $4 million in 2008 and an increase of $6 million in 2007.

Impact of the financial restatements

The following tables disclose the impact of the changes on the consolidated statement of financial position as of October 31, 2007 and the consolidated statements of operations for each of the two years in the period ended October 31, 2007 and 2006:

Consolidated Statements of Financial Position	**As of October 31, 2007**			
	Previously Reported	**Adjustments**		**Restated**
Property, plant and equipment, net	$ 386	$ 589	a	$ **975**
Intangible assets, net	583	(364)	b	**219**
MAPLE financial liability	-	161	c	**161**
Deferred tax liabilities	168	20	d	**188**
Retained earnings	842	38	e	**880**
Accumulated other comprehensive income	490	6		**496**

Consolidated Statements of Operations	**For the year ended October 31, 2007**			
	Previously Reported	**Adjustments**		**Restated**
Interest expense	$ (27)	$ 12	e	$ **(15)**
Income tax (expense) – deferred	(2)	(4)	e	**(6)**
Net (loss) income	$ 773	$ 8		$ **781**
Basic (loss) earnings per share				
- from continuing operations	(0.25)	0.06		**(0.19)**
- from discontinued operations	6.12	-		**6.12**
	$ 5.87	$ 0.06		**$5.93**
Diluted (loss) earnings per share				
- from continuing operations	(0.25)	0.06		**(0.19)**
- from discontinued operations	6.11	-		**6.11**
	$ 5.86	$ 0.06		$ **5.92**

Consolidated Statements of Operations	For the year ended October 31, 2006		
	Previously Reported	Adjustments	Restated
Other income (expenses) - net	$ (36)	$ 36 e	$ -
Interest expense	(21)	7 e	**(14)**
Income tax (expense) - deferred	(30)	(13) e	**(43)**
Net (loss) income	$ 120	$ 30	$ **150**
Basic (loss) earnings per share			
- from continuing operations	0.15	0.21	**0.36**
- from discontinued operations	0.68	-	**0.68**
	$ 0.83	$ 0.21	$ **1.04**
Diluted (loss) earnings per share			
- from continuing operations	0.15	0.21	**0.36**
- from discontinued operations	0.68	-	**0.68**
	$ 0.83	$ 0.21	$ **1.04**

Notes for adjustments:

(a)	Recording of construction in-progress and capitalized interest related to lease accounting	$ 589
	Additional construction in-progress and capitalized interest during fiscal 2008	39
	Impact of foreign currency translation as at October 31, 2008	(127)
	Construction in-progress and capitalized interest related to lease accounting as at October 31, 2008	$ 501
(b)	Reversal of intangible assets for long-term supply agreement recognized in fiscal 2006	$ (364)
(c)	Recording of MAPLE financial liability	$ 161
	Additional MAPLE financial liability during fiscal 2008	34
	Impact of foreign currency translation as of October 31, 2008	(35)
	MAPLE financial liability as of October 31, 2008	$ 160
(d)	Deferred tax liabilities relating to capitalized interest and reversal of loss on non-monetary transaction	$ 20
(e)	Fiscal 2007 consolidated statement of operations adjustments for capitalized interest and taxes	$ 8
	Fiscal 2006 consolidated statement of operations adjustments for reversal of loss on non-monetary transaction, capitalized interest and taxes	30
	Total impact on retained earnings as of October 31, 2007	$ 38

MAPLE Facilities lease reassessment

During the fourth quarter, MDS continued to pursue the arbitration and legal claims discussed above, held discussions with AECL and various Canadian governmental representatives, and further assessed the situation. The Company also conducted its fourth quarter 2008 reassessment of the MAPLE Facilities lease as required under EITF 01-08. Based on the Company's current assessment of the results obtained from the above activities and other related events which occurred during its fourth quarter, it has determined that as of October 31, 2008, it can no longer support with sufficient certainty the assertion that the 2006 Agreement will be fulfilled by product from the MAPLE Facilities as required under lease accounting. Therefore, the MAPLE Facilities no longer qualify for lease accounting and MDS is no longer considered to be the owner of the construction in-progress asset. Accordingly, the construction in-progress asset and the related financing liability have been written-off as described below.

After restating the MAPLE Facilities transaction, the October 31, 2008 write-off includes $501 million of construction in-progress, $14 million of long-term financing liability, and $147 million representing the remaining non-cash financing liability. This write-off also resulted in the recognition of $95 million of deferred tax assets. The restatement of the MAPLE Facilities and the subsequent write-off does not affect the related AECL long-term notes receivable (MDS has received and continues to receive payments from AECL related to the non-interest bearing notes receivable) and Canadian government notes payable (MDS has made payments and continues to make payments to the Canadian government related to the non-interest bearing notes payable) as discussed in Notes 10 and 14.

Further, as noted above, while the Company believes that it has a strong case against AECL and the Government of Canada for breach of contract, because of (i) the present stage and complex nature of the proceedings against AECL and the Government of Canada, (ii) the uncertainty in projecting the probability of any outcome to a dispute of this nature and (iii) the range of remedies that may be awarded under the arbitration and/or lawsuit if we are successful in our claim, the Company is unable at this time to support the propriety of recording any specific receivable or any other specific contingent gain, in accordance with FASB No. 5, *Accounting for Contingencies,* based on the uncertainty of what remedy might be awarded to MDS.

Uncertainty in long-term isotope supply

The May 16, 2008 announcement by AECL and the Government of Canada that they were ceasing work on the MAPLE Facilities project has created uncertainty surrounding the long-term supply of medical isotopes to MDS Nordion. The majority of MDS Nordion's supply of reactor-based medical isotopes is currently dependent on AECL's NRU reactor. In 2008, reactor-based medical isotopes accounted for approximately $40 million of MDS Nordion's pre-tax earnings.

AECL and the Government of Canada have stated publicly that AECL will pursue an extension of the NRU license. The current NRU reactor license expires on October 31, 2011. The NRU is currently over 50 years old and there can be no assurance that a license extension will be granted to AECL. In the event that an extension of the license is not granted, and if MDS Nordion is not able to replace its current supply of reactor-based medical isotopes from the NRU, MDS could potentially lose the earnings generated from the reactor-based medical isotope sales, which contribute a significant portion of MDS Nordion's earnings. The NRU currently produces a significant portion of the world's supply of reactor-based medical isotopes and there are currently limited sources of alternate supply.

In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, MDS is currently exploring other options for the long-term supply of reactor based medical isotopes. Currently we are still in the preliminary stage of these investigations. In addition, as described in "Risks and uncertainties – Supply of reactor isotopes" and in "Risk Factors" in our Annual Information Form, a prolonged, planned or unplanned shutdown of the NRU could limit or stop our supply of reactor-based medical isotopes from the NRU prior to the license expiry in 2011.

MDS Pharma Services goodwill write-down

The Company performs an annual test for goodwill impairment during its fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstance. The goodwill impairment test requires the identification of reporting units and a comparison of the estimated fair value of each reporting unit to the carrying value that is recorded on the Company's consolidated statements of financial position. The Company reviewed the components of its three operating segments, and has determined that given the similar economic characteristics and nature of the businesses within each operating segment, the Company has identified MDS Pharma Services, MDS Nordion, and MDS Analytical Technologies as its three reporting units. The current fair value of the Company's reporting units are estimated based on discounted cash flows and comparable company market valuation approaches. The valuation approaches use key judgments and assumptions that are sensitive to change, which include appropriate sales growth rates, operating margins, weighted average costs of capital (WACC), and comparable company market multiples. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the estimated fair value of the reporting units. However, estimates are inherently uncertain and represent only management's reasonable expectations regarding future developments. These estimates and the key judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. For example, should a significant or prolonged deterioration in economic conditions occur, key judgments and assumptions could be impacted. Generally, a moderate decline in estimated operating income or an increase in WACC or a decline in market conditions could result in an additional indication of impairment.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. At the end of fiscal 2008, prior to the write-off related to the MAPLE Facilities lease reassessment and goodwill impairment, the market capitalization of MDS was below the book value of its equity, indicating a potential impairment of goodwill.

As a result of these impairment indicators, the Company performed the first step of its goodwill impairment test in accordance with SFAS No.142, and determined that as of October 31, 2008 the estimated fair values of the MDS Nordion and MDS Analytical Technologies reporting units significantly exceeded their carrying values. However, the carrying value of its MDS Pharma Services reporting unit exceeded its estimated fair value, indicating that goodwill for MDS Pharma Services may be impaired.

The Company believes that the decline in overall contract research organization market valuations, ongoing economic uncertainty and the delay in profit recovery in its MDS Pharma Services operating segment are principal factors in the fourth quarter 2008 decline in its MDS Pharma Services estimated fair value as compared to its carrying value. The Company concluded as part of its annual impairment test that these and other related factors, are likely to persist well into fiscal 2009. Once the Company determined that the MDS Pharma Services reporting unit had failed Step 1, the accounting standards required the Company to perform a more detailed analysis, commonly referred to as a Step 2 test.

In Step 2 of the impairment testing, the Company determined the implied fair value of the goodwill of the MDS Pharma Services reporting unit by allocating the fair value of the reporting unit determined in the first step to all the assets and liabilities of the MDS Pharma Services reporting unit, including any recognized and unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. During the Step 2 test, the Company determined that the fair value of certain assets, primarily intangibles, were in excess of the value currently recorded on the MDS Pharma Services consolidated statement of financial position. Since the book value of these assets cannot be increased to match their fair value, the resulting Step 2 impact was a larger write-off of goodwill. In accordance with the accounting methodology of SFAS No. 142, upon completion of the Step 2 test, the Company determined that as of October 31, 2008, the implied fair value of its MDS Pharma Services goodwill is less than its carrying value by $320 million and this amount has been recognized as an impairment of goodwill in the Company's fiscal 2008 consolidated results of operations.

Restrictions on use of cash

MDS long-term Senior Unsecured Notes, which mature in several tranches up to 2014, contain a restricted payments covenant that restricts the Company's use of cash for certain purposes if cumulative net income from the date of issuance of the notes falls below a predefined amount. The restrictions on the use of cash include the repurchase of shares, payment of dividends and investments in businesses that the Company does not control. While MDS has no plans to pay dividends or invest in non-controlled businesses, the Company has repurchased shares in the past two years. In 2008, MDS repurchased 2.9 million shares for $44 million under its Normal Course Issuer Bid (NCIB). In 2007, MDS used $441 million to purchase 22.8 million shares under its substantial issuer bid. With the write-off of the MAPLE Facilities and the write-down of MDS Pharma Services goodwill, the Company's cumulative net income is below the amount required by the covenant. At this time, the Company cannot determine when it will overcome this restriction.

Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

				Restated		Restated
		2008		2007		2006
Total revenues	$	1,315	$	1,210		$ 1,060
Reimbursement revenues		(100)		(91)		(105)
Net revenues	$	1,215	$	1,119	$	955
(Loss) income from continuing operations	$	(553)	$	(25)	$	52
Income taxes		(91)		(19)		(22)
Net interest expense (income)		2		(10)		(1)
Change in fair value of interest rate swaps		(2)		(1)		-
Depreciation and amortization		100		79		51
EBITDA		(544)		24		80
Restructuring charges - net		15		37		(7)
Other impairment of long-lived assets		11		-		-
Valuation provisions and investment write-downs		11		8		6
Loss (gain) on sale of a business/investment and other long-term assets		3		(4)		(2)
FDA provision		(10)		61		-
Acquisition integration		4		19		-
Impairment of goodwill		320		-		-
MAPLE Facilities lease reassessment:						
Write-off of construction-in-progress		501				
Write-off of financial liability		(160)		-		-
Adjusted EBITDA	$	151	$	145	$	77
Adjusted EBITDA margin		12%		13%		8%

MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated net revenues, which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services business, were up 9% to $1,215 million on a reported basis from $1,119 million in 2007. In 2008, we completed the sale of our external beam therapy and self-contained irradiator product lines and, in 2007, we purchased MDC. In addition, the weakness of the US dollar on average in 2008 increased our reported net revenues. Excluding the impact of acquisitions, divestitures and foreign exchange, our net revenues were down approximately 1% in 2008 compared with 2007. The declines in 2008 were primarily due to declines in late-stage services in MDS Pharma Services and declines in sales of mass spectrometer products into our MDS Analytical Technologies joint ventures, which were partially offset by higher revenue at MDS Nordion primarily related to increased cobalt shipments. Net revenues in 2008 were between $295 million and $300 million in all quarters except the second quarter, which was $326 million as a result of MDS Pharma Services and MDS Analytical Technologies having their highest quarterly revenue of 2008.

Net revenues for 2007 were up 17% from the $955 million reported in 2006. Net revenues for 2007 included $138 million related to the MDC business included in MDS Analytical Technologies for the period March 20, 2007 to October 31, 2007. Excluding revenues resulting from this acquisition, net revenues were up 3% to $981 million in 2007.

MDS reported a loss from continuing operations of $553 million in 2008, compared with $25 million in 2007. The significant loss in 2008 was primarily a result of the MAPLE Facilities net asset write-off and MDS Pharma Services write-down of goodwill. The 2007 loss was largely a result of the US Food and Drug Administration (FDA) provision and restructuring charges. In 2006, we reported income from continuing operations of $52 million.

Adjusted EBITDA was $151 million in 2008 compared with $145 million in 2007 and $77 million in 2006. MDS Pharma Services adjusted EBITDA increased by $5 million primarily as a result of restructuring savings and the favourable impact of foreign exchange, which were substantially offset by the impact of lower revenue, inflation and higher margin late stage services recorded in 2007. MDS Analytical Technologies adjusted EBITDA increased by $2 million in 2008 primarily due to the full year impact of the MDC acquisition, which was offset by lower equity earnings associated with our mass spectrometer joint ventures and increased manufacturing costs primarily related to the transition of our manufacturing base to Asia. MDS Nordion adjusted EBITDA was down $5 million in 2008 primarily as a result of an $19 million decrease related to embedded derivatives, which was substantially offset by higher revenue related to cobalt shipments and lower selling, general and administration (SG&A) costs. Corporate and other costs that are included in adjusted EBITDA were $4 million lower primarily as a result of the favourable impact of foreign exchange and lower incentive and stock-based compensation expense, which were partially offset by increases in insurance and finance expense. Adjusted EBITDA was between $36 million and $41 million in each quarter of 2008 except in the second quarter when we reported $34 million of adjusted EBITDA, despite the second quarter having the highest level of revenue, due to higher costs at both MDS Analytical Technologies and MDS Pharma Services.

The increase in adjusted EBITDA in 2007 of $68 million from 2006 was primarily a result of a $33 million increase related to the acquisition of MDC and the $32 million improvement in MDS Pharma Services primarily as a result of $20 million in lower FDA review costs that were included in adjusted EBITDA prior to the establishment of the FDA provision in early 2007, and growth and improved margins in the late stage services.

The effects of changes in foreign exchange have had a significant impact on our results in 2007 and 2008 due to the impacts on our operations related to currencies other than our US dollar reporting currency, balance sheet revaluation and embedded derivatives.

Based on the locations in which we operate and the currencies that we transact in with our customers and suppliers, we transact the majority of our costs in currencies other than the US dollar, however, the majority of our revenue is transacted in US dollars. Given this imbalance of revenue and expense in US dollars, as the US dollar weakens relative to other currencies we utilize in our operations, our operating income and adjusted EBITDA are negatively impacted and vice versa. The Canadian dollar and euro, and to a lesser extent the British pound and Singapore dollar, are the other primary currencies in which we transact business. MDS Pharma Services and Corporate are most impacted by this foreign exchange impact, with MDS Nordion and MDS Analytical Technologies generally having revenues and expenses in foreign currencies in a more equal proportion. We do hedge certain portions of the foreign exchange imbalance. When we discuss the impact of foreign exchange on our operations, it refers to the increase or decrease in adjusted EBITDA related to the foreign currency imbalance of our revenue and expenses, net of associated hedging. The US dollar was weaker on average in 2007 compared with 2006 and again in 2008 compared with 2007, relative to our other primary currencies used in our operations and the net effect of foreign exchange related to our operations, net of hedging, has been a reduction of adjusted EBITDA of approximately $11 million and $15 million for 2008 and 2007, respectively, compared with the respective prior years.

At the end of each quarter, we revalue all monetary assets and liabilities that are expected to be realized in cash that are in a currency other than the functional currency of the entity within MDS in which they are recorded. This revaluation creates a foreign exchange gain or loss that is reflected in operating income and adjusted EBITDA. This gain or loss reflects the movement of foreign exchange within the period and, therefore, a gain in one quarter, will not imply that there will be a gain in a subsequent quarter unless there is a similar movement of foreign exchange within the quarter. Similar to impact of foreign exchange on our operations, foreign exchange revaluation gains and losses primarily affect MDS Pharma Services and Corporate operating income and adjusted EBITDA. The effect of the weakening of the US dollar from the end of 2006 to the end of 2007, followed by a strengthening of the US dollar at the end of 2008 compared with 2007, resulted in foreign exchange revaluation losses of $16 million in 2007 and gains of $18 million in 2008.

In our business, from time to time, we enter into certain contracts with suppliers and customers in currencies that are not the functional currency of either the MDS entity or the customer or supplier entity, which create an embedded derivative for accounting purposes. This impact primarily relates to US dollar contracts that our Canadian and European entities enter into with foreign suppliers or customers. The most significant embedded derivative in our business relates to the long-term Russian supply agreement that MDS Nordion signed in October 2007. Under this contract, we have committed to buy cobalt in US dollars over the next 16 years. As the forward rates for the US dollar strengthen, a foreign exchange derivative is created because MDS Nordion, which is part of an entity with a Canadian dollar functional currency, will incur more Canadian dollars to purchase cobalt in US dollars over the next 16 years. Under the accounting guidelines for embedded derivatives, the aggregate of the present value of the increase in the future 16 years of payments is recorded as a current-period expense. From an economic perspective, however, we believe these contracts will reduce our foreign exchange exposure. As previously discussed, MDS has a larger percentage of revenue in US dollars compared with our US dollar costs, and therefore, when these losses are realized we expect them to be offset by higher US dollar revenues. Primarily due to the strengthening of the US dollar forward rates at the end of 2008 relative to the end of 2007, a $14 million loss was recorded in 2008 compared with a $4 million gain in 2007.

The exchange rate movements were larger in the fourth quarters of 2007 and 2008 relative to other quarters in those years and, therefore, the foreign exchange revaluation and embedded derivative gains and losses were greater in those quarters. As well, when we have had foreign exchange revaluation gain, we have had an embedded derivative loss and vise versa; however, the amount of these gains and losses are not generally the same.

Adjusting items reported in 2008 include the $341 million pre-tax write-off of the MAPLE Facilities and associated financial liability; $320 million write-down of MDS Pharma Services goodwill; $11 million asset impairment charge related to a MDS Pharma Service Montreal, Canada facility; $11 million in valuation provisions related to investments in Entelos Inc. (Entelos), asset backed commercial paper (ABCP), and Essen, compared with $8 million and $6 million in 2007 and 2006, respectively; $15 million in restructuring charges, which included $2 million that was reported in equity earnings, compared with $37 million in 2007 and a recovery of $7 million in 2006; $4 million loss on the sale of MDS Nordion external beam therapy and self-contained irradiator product lines, $2 million loss on sale of business partially offset by $2 million gain on mortgage settlement in 2008 compared with gains on the sale of business of $4 million and $2 million in 2007 and 2006, respectively; $1 million of acquisition integration costs related to the MDC acquisition, compared with $19 million in 2007; $3 million related to in-process research and development expensing for a small technology acquisition by MDS Analytical Technologies; and, a gain of $10 million from the reversal of a portion of the FDA provision, compared with the $61 million charge in 2007 to set up the FDA provision. Details of these adjustments are provided in the respective segment discussions included in this MD&A.

Consolidated operating income

	2008	% of net revenues	Restated 2007	% of net revenues	Restated 2006	% of net revenues
Product revenues	$ 636	$ 52%	$ 564	50%	$ 438	46%
Service revenues	579	48%	555	50%	517	54%
Net revenues	1,215	100%	1,119	100%	955	100%
Reimbursement revenues	100		91		105	
Total revenues	1,315		1,210		1,060	
Direct cost of products	(387)	(32%)	(360)	(32%)	(296)	(31%)
Direct cost of services	(374)	(31%)	(338)	(30%)	(362)	(38%)
Reimbursed expenses	(100)		(91)		(105)	
Selling, general and administration	(280)	(23%)	(265)	(24%)	(220)	(23%)
Research and development	(79)	(7%)	(68)	(6%)	(53)	(6%)
Depreciation and amortization	(100)	(8%)	(79)	(7%)	(51)	(5%)
MAPLE Facilities lease reassessment:						
Write-off of construction-in-progress	(501)	(41%)	-	-	-	-
Write-off of financial liability	160	13%	-	-	-	-
Other impairment of long-lived assets	(11)	(1%)	-	-	-	-
Impairment of goodwill	(320)	(26%)	-	-	-	-
Restructuring charges - net	(13)	(1%)	(37)	(3%)	7	1%
Change in fair value of embedded derivatives	(14)	(1%)	4	-	-	-
Other income (expenses) - net	11	1%	(84)	(8%)	-	-
Operating loss from continuing operations	$ (693)	$ (57%)	$ (108)	(10%)	$ (20)	(2%)
Margins:						
Gross margin on products	39%		36%		32%	
Gross margin on services	35%		39%		30%	
Capital expenditures	$ 52		$ 71		$ 51	

SG&A expenses for the year decreased as a percent of net revenues from 24% to 23%, although expenses increased by 6% to $280 million, up from $265 million in 2007. The increase in SG&A expense of $15 million was due to a $19 million increase in spending as a result of the MDC acquisition, the negative impact of foreign exchange on spending primarily as a result of the average strength of the Canadian dollar and euro relative to the US dollar in 2008, increased investment in our business development, and increased corporate spending particularly related to insurance and finance costs. These increases were partially offset by $25 million of lower incentive and stock-based compensation expense, $1 million lower pension expense and $4 million lower FDA review costs, which were incurred in 2007. SG&A expense in 2006 included $13 million related to our first year of Sarbanes-Oxley compliance program and $20 million in FDA review costs. Our mid-term incentive program (MTIP) is a stock-based compensation program that is determined based on the probability of achieving certain predefined performance measures and the MDS stock price. Primarily due to the decrease in MDS stock price in 2008, a net credit of $8 million was recorded in 2008 compared with a net expense of $5 million in 2007.

MDS Analytical Technologies is responsible for the majority of research and development (R&D) costs we incur. R&D increased from $53 million in 2006 to $68 million in 2007 and $79 million in 2008 due primarily to the acquisition of MDC in 2007. In addition, we reduced our R&D spending on mass spectrometers as several projects were completed in 2008.

Depreciation and amortization expense increased from $51 million in 2006 to $79 million in 2007 and $100 million in 2008, primarily due to the acquisition of MDC in 2007. The amount of amortization of intangibles related to the MDC acquisition was $16 million in 2007 and $36 million in 2008. Depreciation and amortization expense remained constant in 2007 and 2008 for both MDS Pharma

Services and MDS Nordion. Equity earnings associated with MDS Analytical Technologies are net of $6 million in 2008 and 2007, and $5 million in 2006 of depreciation and amortization expense recorded in the joint ventures.

Other income and expense was $11 million of income in 2008, $84 million of expense in 2007 and nil in 2006. Foreign exchange gains and losses from the revaluation of certain assets and liabilities resulted in a gain of $18 million in 2008, and losses of $16 million and $3 million in 2007 and 2006, respectively. The $61 million FDA provision charge in 2007 and $10 million reversal in 2008 are also included in other income and expense. Valuation provisions and investment write-downs of $11 million in 2008, $8 million in 2007 and $6 million in 2006 were the other primary items that impacted the other income and expense trend.

In 2008, we repurchased 2.9 million shares for $44 million as part of our NCIB and as of October 31, 2008, the Company had 120 million Common shares outstanding. In 2007, we repurchased 22.8 million shares for $441 million as part of a substantial issuer bid. No shares were repurchased in 2006.

Reported loss per share from continuing operations for 2008 was $4.54 compared with $0.19 in 2007 and earnings per share of $0.36 in 2006. Adjusted EPS for these periods was $0.21 in 2008, $0.43 in 2007 and $0.34 in 2006. Of the $0.22 reduction in adjusted EPS in 2008, $0.10 was related to the increased amortization associated with the MDC acquisition, $0.06 was due to lower net interest income in 2008, and $0.09 was related to higher taxes which were partially offset by the increase in adjusted EBITDA. The adjusting items used in calculating adjusted EPS reflect the after-tax adjusting items used in calculating adjusted EBITDA. Adjusted EPS also includes an adjusting item of $0.09 in 2008 related to a reduction in our deferred tax liabilities due to the enactment of income tax rate reductions in Canada, and $0.03 in 2006 related to deferred tax balances due to reductions in Canadian federal tax rates and increases in Quebec provincial tax rates. In addition, the market-to-market gain on interest swaps of $0.02 in 2008 and $0.01 in 2007 is treated as an adjusting item. Adjusted earnings per share and adjusted net income for 2006, 2007 and 2008 were as follows:

Earnings per share

Adjusted earnings per share (EPS) for the years were as follows:

		2008		Restated 2007		Restated 2006
Basic (loss) earnings per share from continuing operations – as reported	$	**(4.54)**	$	(0.19)	$	0.36
Adjusted for:						
Restructuring charges - net		**0.08**		0.19		(0.04)
FDA provision		**(0.06)**		0.31		-
Other impairment of long-lived assets		**0.07**		-		-
Valuation provisions and investment write-downs		**0.09**		0.06		0.05
Change in fair value of interest rate swaps		**(0.02)**		(0.01)		-
Loss (gain) on sale of business/investments and other long-term assets		**0.01**		(0.02)		-
Acquisition integration		**0.02**		0.09		-
Impairment of goodwill		**2.63**		-		-
Write-off related to the MAPLE Facilities lease reassessment		**2.02**		-		-
Tax rate changes		**(0.09)**		-		(0.03)
Adjusted EPS	$	**0.21**	$	0.43	$	0.34

(millions of US dollars)	2008	Restated 2007	Restated 2006
(Loss) income from continuing operations – as reported	$ (553)	$ (25)	$ 52
Adjusted for (after tax):			
Restructuring charges – net	10	25	(6)
FDA provision	(7)	41	-
Other impairment of long-lived assets	8	-	-
Valuation provisions and investment write-downs	11	8	7
Change in fair value of interest rate swaps	(2)	(1)	-
Loss (gain) on sale of business/investments and other long-term assets	1	(3)	-
Acquisition integration	3	12	-
Impairment of goodwill	320	-	-
Write-off related to the MAPLE Facilities lease reassessment	246	-	-
Tax rate changes	(11)	-	(4)
Adjusted income from continuing operations	$ 26	$ 57	$ 49

MDS Pharma Services
Financial Highlights

	2008	% of net revenues	Restated 2007	% of net revenues	Restated 2006	% of net revenues
Early stage	$ 264	55%	$ 254	53%	$ 267	58%
Late stage	218	45%	223	47%	191	42%
Net revenues	482	100%	477	100%	458	100%
Reimbursement revenues	100		91		105	
Total revenues	582		568		563	
Cost of revenues	(356)	(74%)	(332)	(70%)	(359)	(78%)
Reimbursed expenses	(100)		(91)		(105)	
Selling, general and administration	(127)	(26%)	(130)	(27%)	(125)	(27%)
Research and development	-	-	-	-	-	-
Depreciation and amortization	(35)	(7%)	(35)	(7%)	(30)	(7%)
Other impairment of long-lived assets	(11)	(2%)	-	-	-	-
Impairment of goodwill	(320)	(66%)	-	-	-	-
Restructuring charges – net	(9)	(2%)	(28)	(6%)	-	-
Change in fair value of embedded derivatives	1	-	-	-	-	-
Other income (expenses) - net	22	5%	(74)	(16%)	2	-
Operating (loss) income	(353)	(73%)	(122)	(26%)	(54)	(12%)
Adjustments:						
Impairment of goodwill	320	66%	-	-	-	-
FDA provision	(10)	(2%)	61	13%	-	-
Restructuring charges - net	9	2%	28	6%	-	-
Other impairment of long-lived assets	11	2%	-	-	-	-
Loss (gain) on sale of business	(1)	-	4	1%	(2)	-
	(24)	(5%)	(29)	(6%)	(56)	(12%)
Depreciation and amortization	35	7%	35	7%	30	7%
Adjusted EBITDA	$ 11	2%	$ 6	1%	($ 26)	(6%)
Margins:						
Gross margin	26%		30%		22%	
Adjusted EBITDA	2%		1%		(6%)	
Capital expenditures	$ 29		$ 48		$ 37	

Net revenues for MDS Pharma Services grew by 1% in 2008, with 4% growth in early stage services and a decline of 2% in late stage services. The growth in early stage was primarily driven by growth in Phase I activities including revenue from our new facility in Phoenix that was opened in early 2008, and the impact of foreign exchange. The late stage decline was primarily a result of the timing of large Phase II to IV trials, including the impact of cancellations, and delays of new trials affecting both our Phase II to IV and central laboratory services. The late-stage decline was larger in the second half of 2008 with the fourth quarter of 2008 being our lowest quarter of revenue within 2008.

The favourable impact of foreign exchange rates on net revenues from 2007 to 2008 was approximately $16 million and, excluding the impact of foreign exchange, MDS Pharma Services revenues declined approximately 2% in 2008. The US dollar was weaker compared with most currencies for the first three quarters of 2008; however, in the fourth quarter of 2008, the US dollar was stronger compared with most other currencies. This contributed to the decline of revenue in the fourth quarter of 2008 compared with both the fourth quarter of 2007 and the third quarter of 2008.

In 2007, net revenues for MDS Pharma Services grew by 4%, compared with 2006, with 17% growth in late stage services largely offset by weakness from early stage services. The growth in late stage services reflected trends in this marketplace, improved operating discipline and the conversion of some of the backlog growth from prior years into revenues. The 5% decline in 2007 revenues for early stage services were primarily driven by the FDA review of our Montreal bioanalytical operations, which impacted revenues for both bioanalytical testing services and Phase I clinics.

MDS Pharma Services Backlog Table (Prior period backlog amounts have been restated as described below)

Orders	New Orders	Previously Reported Period-End Backlog	Adjustments	Period-End Backlog
Fiscal 2007 – Quarter 1	$ 159	$ 472	$ 24	$ 496
Quarter 2	103	428	35	463
Quarter 3	119	408	37	445
Quarter 4	134	375	51	426
Fiscal 2008 – Quarter 1	177	395	53	448
Quarter 2	165	431	65	496
Quarter 3	169	486	65	551
Quarter 4	**131**			**485**

In the fourth quarter of 2008, the Company identified certain adjustments related to the calculation of MDS Pharma Services order backlog which resulted in an increase to the third quarter 2008 ending backlog of approximately $65 million. The increase in ending backlog was a result of the improper calculation of foreign exchange impacts and the exclusion of certain orders or portions of orders. Some of these adjustments also applied to prior periods, and we have therefore restated our historical period ending backlog in the table above. There was no impact on the previously reported new orders.

New orders of $642 million in 2008 were up 25% from new orders of $515 million in 2007 with growth in both early stage, primarily in Phase I services, and in late stage, both in Phase II to IV, and central laboratory services. Period-end backlog also increased in 2008 by 14%. The reduction in period-end backlog from the third quarter of 2008 to the fourth quarter of 2008, was largely due to foreign exchange as a result of the strengthening of the US dollar. A majority of the revenues earned by the MDS Pharma Services' business result from contracts which typically run several months for early stage clinical trials and as much as several years for Phase II to IV clinical trials. Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delay, if unexpected results are encountered at any stage of the development program or if a client makes decisions affecting the on-going development of a compound. Combined with the impact of the strengthening of the US dollar at the end of 2008 compared with 2007, these cancellations partially offset the growth in pharmaceutical research backlog.

MDS Pharma Services continued to report operating losses, with a loss of $353 million in 2008, $122 million in 2007 and $54 million in 2006. Adjusted EBITDA for 2008 was $11 million, compared with $6 million in 2007 and a loss of $26 million in 2006. In addition to depreciation and amortization, the following adjusting items account for the difference between operating income and adjusted EBITDA: In 2008, we recorded a $320 million write-down of the carrying value of the MDS Pharma Services goodwill; an $11 million asset impairment charge related to a facility in Montreal, Canada that was no longer being fully utilized; and a $9 million in restructuring charges related to improving profitability across the business. In 2007, MDS Pharma Services had $28 million of restructuring charges to improve profitability. In 2007, we established a $61 million provision in relation to the FDA review of our Montreal bioanalytical operations. In 2008, we recorded a $10 million reversal of the FDA provision based on the costs incurred to date and our best estimate of future liability. In 2008, we recorded a $2 million gain on a mortgage settlement that had been deemed uncollectible in 2000, and a $1 million loss on sale of business. In 2007, we also recorded a $4 million loss on the sale of our Hamburg, Germany Phase I clinic. In 2006, adjusting items included a $2 million gain on the sale of an agronomics business.

Adjusted EBITDA increased by $5 million in 2008 compared with 2007. Increases to adjusted EBITDA included restructuring savings resulting from our 2007 and 2008 restructuring activities, a $20 million increase related to the foreign exchange revaluation of certain monetary assets and liabilities and lower SG&A costs. These increases were substantially offset by decreases resulting from inflationary impacts, lower net revenue levels excluding the impact of foreign exchange, higher margin services reported in our late stage business in 2007 and the negative impact of foreign exchange on our operations as a result of the US dollar being weaker on average in 2008, compared with 2007 for most currencies. The $32 million improvement in adjusted EBITDA from 2006 to 2007 was primarily a result of a $20 million reduction in FDA costs incurred prior to the establishment of the FDA provision; cost savings as a result of restructuring activities in 2007; higher level of net revenues which included certain higher margin services in our late stage business; and these were partially offset by the impacts of inflation and foreign exchange.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SG&A expenses for the segment were $127 million in 2008 compared with $130 million in 2007 and $125 million in 2006. The $3 million decline in SG&A in 2008 compared with 2007 was driven by $5 million of reduced stock-based compensation expense, $4 million FDA review costs incurred in 2007 prior to the establishment of a provision in the second quarter of 2007, and productivity improvements. These reductions were partially offset by the unfavourable impact of foreign exchange due to the relative weakness of the US dollar in 2008 and increased investments in business development. SG&A costs in 2006 included $16 million of costs related to the FDA review.

Depreciation and amortization was $35 million in 2008 and 2007, compared with $30 million in 2006, reflecting the impact of investments in the business. In 2007 and 2008, these investments included the new Phase I clinic in Phoenix, expansion of our late stage laboratories in China and Singapore to address the Asian market, and software investments including the Apollo system for central laboratory services data management, which was offset by the impacts of restructuring and closing certain facilities. In 2006, investments also included early-stage facilities in Lyon, France and Lincoln, U.S. and a new central laboratory in New Brunswick, U.S.

Other income for 2008 of $22 million, included a $10 million reversal of the FDA provision, $11 million of gains associated with the revaluation of certain assets and liabilities primarily related to the strengthening of the US dollar from the end of 2007 to the end of 2008, and a $2 million gain on a mortgage that previously had been deemed uncollectible. Other expenses of $74 million in 2007 included the $61 million charge to establish the FDA provision, $9 million of losses associated with foreign exchange revaluation of certain assets and liabilities and a $4 million loss on the sale of our Hamburg, Germany Phase I clinic. Other income of $2 million in 2006 included a $2 million gain on the sale of an agronomics business and a $2 million insurance settlement, that were partially offset by a $2 million foreign exchange loss.

On July 18, 2008, we announced a restructuring plan that included headcount reductions and the closure of several offices. Restructuring charges incurred in 2008 were $9 million, with additional charges being expected in early 2009. To date we have completed more than 60% of the headcount reductions, and the office closures are expected to be completed in 2009. The initial savings from these restructuring activities were reflected in our fourth quarter of 2008, with the majority of the savings to be realized in 2009. During 2007, a number of actions were taken to improve profitability at MDS Pharma Services that resulted in $28 million of restructuring charges. The 2007 actions included global workforce reductions of approximately 500 employees, consolidation of certain bioanalytical services into Zurich, Switzerland and Lincoln, U.S. and certain central laboratory operations into Baillet, France. As a result, of these actions we closed a laboratory in Sittingbourne, U.K. and reduced our facility footprint in Montreal, Canada and Hamburg, Germany.

Capital expenditures for the segment totaled $29 million in 2008 and $48 million in 2007 and were focused on our 300-bed Phase I clinic in Phoenix, U.S.; expanding our central laboratory facilities in Beijing, China and Singapore; and customer-facing information technology initiatives. Spending of $37 million in 2006 was focused on increasing capacity in Lincoln, U.S. and Lyon, France and establishing our new central laboratory in New Brunswick, U.S.

In 2008, with the completion of its new Phase I clinic in Phoenix, U.S., MDS Pharma Services decided to sell its original Phase I clinic in Phoenix. This facility has been reclassified to assets held for sale and has a carrying value of $6 million.

Regulatory review of Montreal bioanalytical operations

During 2008, we continued our efforts and made substantial progress to address regulatory issues related to our bioanalytical operations in our Montreal, Canada, facilities.

In January 2007, the FDA issued statements that outlined steps that customers of our Montreal bioanalytical facilities would be required to take to resolve any outstanding issues. The FDA directed the sponsors of approved and pending generic drug submissions containing study data produced in these facilities during the period between January 2000 and December 2004 to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies: 1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility or 3) independently audit the original study results. In addition, the FDA wrote to sponsors of innovator submissions and requested that they advise the FDA of any submissions containing data from those facilities during the affected period.

In their letter to generic sponsors, the FDA imposed a six-month time limit to complete the generic work. This time has since passed, and we believe we have substantially completed all related generic site audits. We continue to receive a limited number of study audit requests from innovator customers, and expect that we may continue to receive these requests in low numbers in 2009.

We have responded to questions from European regulators about the nature of the work that was done for the FDA. The European regulators have reviewed studies in Montreal that are representative of the work done at that site, and issued a final report indicating that they have no significant concerns. We do not expect to incur any significant costs associated with actions, if any, by European regulators.

During the second quarter of 2007, we approved and recorded a $61 million provision to reimburse clients who have incurred or will incur third party audit costs or study rerun costs to complete the work required by the FDA and other regulators. We have utilized $22 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US dollar denominated components of the cost estimate and we reversed $10 million of this provision in the second quarter of 2008, based on a revised estimate of expected costs to be incurred. Although we believe we have substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits. Based on information currently available, we believe the remaining reserve of $30 million is an appropriate amount to cover any agreements reached with clients for study audits, study reruns, and other related costs.

Subsequent to our fiscal 2008 year end, we were served with a statement of claim seeking damages related to repeat study costs and mitigation costs of C$5 million and loss of profit of C$30 million. We maintain reserves in respect of study costs, as described above, as well as errors and omissions insurance. We intend to vigorously defend this action, we have assessed this claim and no loss has been recorded.

MDS Nordion
Financial Highlights

	2008	% of net revenues	Restated 2007	% of net revenues	Restated 2006	% of net revenues
Product revenues	$ 290	98%	$ 284	98%	$ 290	98%
Service revenues	6	2%	6	2%	5	2%
Net revenues	296	100%	290	100%	295	100%
Direct cost of product	(150)	(51%)	(147)	(51%)	(147)	(50%)
Direct cost of service	(3)	(1%)	(3)	(1%)	(3)	(1%)
Selling, general and administration	(48)	(16%)	(54)	(19%)	(51)	(17%)
Research and development	(3)	(1%)	(4)	(1%)	(5)	(2%)
Depreciation and amortization	(13)	(4%)	(13)	(4%)	(15)	(5%)
Restructuring charges – net	-		-	-	2	1%
Change in fair value of embedded derivatives	(15)	(5%)	4	1%	-	-
MAPLE Facilities lease reassessment:						
Write-off of construction-in-progress	(501)	(169%)	-	-	-	-
Write-off of financial liability	160	54%	-	-	-	-
Other income (expenses) – net	(2)	(1%)	(1)	-	-	-
Operating (loss) income	(279)	(94)%	72	25%	76	26%
Adjustments:						
MAPLE Facilities lease reassessment:						
Write-off of construction-in-progress	501	169%	-	-	-	-
Write-off of financial liability	(160)	(54%)	-	-	-	-
Loss (gain) on sale of a business	4	1%	(1)	-	-	-
Restructuring charges – net	-	-	-	-	(2)	(1%)
	66	22%	71	24%	74	25%
Depreciation and amortization	13	4%	13	4%	15	5%
Adjusted EBITDA	$ 79	27%	$ 84	29%	$ 89	30%
Margins:						
Gross margin	48%		48%		49%	
Adjusted EBITDA margin	27%		29%		30%	
Capital expenditures	$ 8		$ 8		$ -	

Net revenues for MDS Nordion in 2008 were $296 million, up $6 million or 2% from 2007. The impact of foreign exchange as a result of the weakness of the US dollar relative to other currencies, and in particular the Canadian dollar, on average in 2008 compared with 2007, increased revenues by $14 million in 2008. On May 1, 2008, we completed the sale of our external beam therapy and self-contained irradiator product lines, and as a result, net revenues were $15 million lower in 2008 than in 2007. Excluding the impact of foreign exchange and this divesture, net revenues were up 3% in 2008 compared with 2007.

During 2007 and 2008, there were a number of nuclear reactor shutdowns that affected the supply of medical isotopes. In early 2007 and in the fourth quarter of 2008, certain competitors were unable to supply the market with their normal level of medical isotopes. During these periods we were able to increase our production levels and generate additional revenue. In the first quarter of 2008, we experienced a disruption in the supply of medical isotopes at our supplier's reactor and the net impact of these three disruptions in supply was a reduction in revenue in 2008 compared with 2007 of approximately $3 million. As well, 2007 included $3 million related to the recognition of deferred revenue resulting from a contract cancellation penalty associated with the buy-out of certain minimum purchase commitments made by Biogen Idec Inc. that was agreed to in 2004. Offsetting these declines, compared with the prior year, was an increase in revenue from cobalt shipments and the sale of production irradiators associated with sterilization technologies and higher radiotherapeutics revenues. In 2008, we had a relatively high level of supply of cobalt available and were able to ship it to customers based on strong global demand for cobalt. Due to timing of supply, and shipping delays experienced early in 2008, cobalt shipments were much higher at the end of 2008 largely in the fourth quarter. Despite the negative impacts of foreign exchange on revenue and the sale of product lines, the fourth quarter of 2008 had the highest quarterly revenue in 2008 due to the higher cobalt sales and higher medical isotope sales as a result of the supply disruption at a competitor.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Within our radiotherapeutics product line in 2008, we saw continued strong growth of over 40% in our TheraSphere® cancer treatment as it continues to gain acceptance. However, we did experience a modest decline in our Glucotrace® positron emission tomography (PET) imaging product due to the reliability of supply. We are now in the process of completing the construction of our own facilities in Europe to produce Glucotrace® and we expect to improve reliability for our customers in 2009.

Net revenues in 2007 were down $5 million when compared with 2006, primarily as a result of a competitor's voluntary recall of their technetium generators in 2006, which resulted in higher revenues for MDS Nordion as we increased supply of medical isotopes to our customers to allow them to increase their supply of technetium generators. Fiscal 2006 also included $5 million higher deferred revenue recognition associated with the Biogen Idec Inc. contract cancellation. Partially offsetting these declines was an increase in net revenues due to foreign exchange and higher sales across other product lines.

Our supply of cobalt increased in 2008, compared with 2007 and 2006. We continue to see demand that is higher than our available supply for cobalt, and we took steps in 2007 to increase our supply of cobalt, signing an extension to the 2005 long-term contract with Rosenergoatom (the utility operator responsible for Russia's nuclear power plants). This 17-year extension represents a commitment of $83 million, and an expected 30% increase in MDS Nordion's cobalt-60 capacity by 2016.

MDS Nordion reported an operating loss of $279 million in 2008 compared with operating income of $72 million in 2007 and $76 million in 2006. Adjusted EBITDA for these periods was $79 million in 2008, $84 million in 2007 and $89 million in 2006. In addition to depreciation and amortization, the 2008 difference between operating loss and adjusted EBITDA was due to the following adjusting items: the $341 million pre-tax write-off of the MAPLE Facilities, which is net of write-off of MAPLE financial liability, and $4 million loss on the sale of our external beam therapy and self-contained irradiator product lines in 2008. In 2007, there was a $1 million gain and in 2006 a $2 million restructuring charge. Please refer to the MAPLE Facilities background, Restatement of MAPLE Facilities, and MAPLE Facilities lease reassessment sections of this MD&A for additional information regarding the MAPLE Facilities.

The $5 million decrease in adjusted EBITDA in 2008 compared with 2007 was primarily a result of a $19 million decrease due to embedded derivatives associated with contracts with our Russian supplier of cobalt. The MDS Nordion functional currency is the Canadian dollar and, therefore a US dollar contract with a Russian company is deemed to contain an embedded derivative. As the contracts have durations up to 17 years and represent large purchase commitments, movements in the US to Canadian dollar exchange drives significant unrealized gains or losses. In 2008, and in particular in the fourth quarter, the strengthening of the US dollar resulted in embedded derivative losses of $13 million for the fourth quarter and $15 million for the total year. Excluding the decrease in adjusted EBITDA related to embedded derivatives, adjusted EBITDA increased by $14 million due to lower SG&A, higher revenue, and the impact of foreign exchange primarily as a result of the revaluation of certain assets and liabilities. The decline in adjusted EBITDA in 2007 compared with 2006 was primarily due to the decline in high margin revenue associated with competitor supply issues related to medical isotopes, the revenue recognized related to the contract cancellation and higher SG&A costs. Similar to the revenue profile, adjusted EBITDA was lowest in the first quarter and highest in the fourth quarter of 2008 excluding the impact of embedded derivative losses described above.

SG&A expenses in 2008 of $48 million were down $6 million from 2007, primarily due to $1 million of lower pension expense, $3 million of lower stock-based compensation, $1 million of lower annual incentive and the sale of product lines in 2008, which was partially offset by the impacts of foreign exchange on spending, primarily related to the weakness of the US dollar compared with the Canadian dollar. The increase in SG&A from 2006 to 2007 was primarily due to the increased pension expense in 2007.

R&D declined $1 million in both 2008 and 2007 and was $3 million in 2008. The reduction from 2007 primarily related to our TheraSphere® program on which our initial phase of development was completed in 2007. In addition to MDS R&D, we collaborate with a number of companies and government agencies to develop new radiotherapeutics and imaging products. During 2008, MDS Nordion continued to develop and manufacture products under its customer collaboration agreements and to establish a molecular imaging centre at the University of Ottawa Heart Institute, which are described below.

During 2007, MDS Nordion signed a number of new customer agreements, strengthening its position in the molecular imaging market. These agreements included a collaboration agreement with Avid Radiopharmaceuticals, Inc. (Avid) to support clinical studies for Avid's novel radiopharmaceuticals designed to diagnose and monitor Alzheimer's disease. These trials will use advanced molecular imaging known as single photon emission computed tomography (SPECT). Under the terms of the agreement, MDS Nordion will radiolabel Avid's proprietary compounds for use in proof-of-concept clinical trials for SPECT imaging of Alzheimer's disease.

In addition, MDS Nordion is collaborating with the University of Ottawa Heart Institute, Canada's largest cardiovascular health centre, to establish a Molecular Imaging Centre of Excellence to advance cardiology research.

During 2006, MDS Nordion signed two new strategic customer agreements, including a six-year renewable contract with Molecular Insight Pharmaceuticals, Inc. to manufacture and supply Zemiva™, a molecular imaging pharmaceutical being developed for cardiac ischemia, and a three-year contract with Bradmer Pharmaceuticals Inc., for the development and clinical trial supply of Neuradiab™, a monoclonal antibody conjugated to an isotope and used to treat glioblastoma multiforme, the most common and deadly form of brain cancer.

Although these new agreements are not individually significant, they are consistent with our strategic direction in this business as we focus on broadening our product offerings in medical imaging and radiotherapeutics.

Other expenses of $2 million for 2008 includes the $4 million loss on the sale of our external beam therapy and self-contained irradiator product lines, and a $2 million foreign exchange gain from the revaluation of certain assets and liabilities as a result of the strengthening of the US dollar from the end of 2007 to the end of 2008. The 2007 other expenses of $1 million was primarily due to a $1 million foreign exchange loss.

Capital expenditures by MDS Nordion in 2008 totaled $8 million, level with 2007, including amounts spent to expand our production capability in Belgium, where we produce Glucotrace® an extremely short half-life isotope used for PET scans. Aside from capital expenditures, MDS Nordion invests significantly in maintenance for its facilities, and all such costs are expensed as incurred.

MDS Analytical Technologies
Financial Highlights

		2008	% of net revenues		Restated 2007	% of net revenues		Restated 2006	% of net revenues
Product revenues	$	346	79%	$	280	80%	$	148	73%
Service revenues		91	21%		72	20%		54	27%
Net revenues		437	100%		352	100%		202	100%
Direct cost of products		(237)	(54%)		(213)	(61%)		(149)	(74%)
Direct cost of services		(15)	(3%)		(3)	(1%)		-	-
Selling, general and administration		(80)	(18%)		(57)	(16%)		(20)	(10%)
Research and development		(76)	(17%)		(64)	(18%)		(48)	(24%)
Depreciation and amortization		(51)	(12%)		(29)	(8%)		(6)	(3%)
Restructuring charges – net		(3)	(1%)		-	-		-	-
Other income (expenses) - net		(2)	-		(6)	(2%)		5	2%
Operating (loss) income		(27)	(6%)		(20)	(6%)		(16)	(8%)
Adjustments:									
Equity earnings		49	11%		53	15%		54	27%
Valuation provisions and investment write-downs		1	-		-	-		-	-
Acquisition integration		4	1%		19	5%		-	-
Restructuring charges - net		5	1%		-	-		-	-
		32	7%		52	15%		38	19%
Depreciation and amortization		51	12%		29	8%		6	3%
Adjusted EBITDA	$	83	19%	$	81	23%	$	44	22%
Margins:									
Gross margin		42%			39%			26%	
Adjusted EBITDA margin		19%			23%			22%	
Capital expenditures	$	10		$	8		$	4	

The mass spectrometer product family of MDS Analytical Technologies carries out the majority of its business through joint ventures. Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures. We use equity accounting for the joint ventures and, therefore, the majority of the income related to the mass spectrometer product family is reflected in equity earnings, which represents our share of the net income of the joint ventures. Our reported revenues are related to products manufactured and services performed for the joint ventures and are not a direct indicator of end-customer revenues. We include equity earnings in our calculation of adjusted EBITDA, however, these earnings are not included in operating income.

Net revenues for MDS Analytical Technologies were $437 million in 2008, up $85 million or 24% from $352 million in 2007. On March 20, 2007, we acquired MDC, which increased net revenue by approximately $83 million in 2008 compared with 2007. Excluding the impact of the acquisition and foreign exchange, which increased revenue due to the weakening of the US dollar on average in 2008 compared with 2007, MDS Analytical Technologies revenue declined 1% in 2008 compared with 2007.

Revenues in our mass spectrometer product lines were down reflecting lower shipments into our joint ventures, which were partially offset by an increase in revenue of approximately $13 million from the effects of foreign exchange, which was primarily a result of the strength of the Canadian dollar compared with the US dollar on average during 2008 compared with 2007.

End-user revenue for mass spectrometer products, including the favourable impact of foreign exchange, was up 2% in 2008 compared with 2007. End-user unit shipments declined 3% in 2008 compared with 2007, primarily due to lower orders from pharmaceutical companies in North America. Unit shipments in Asia and to the applied markets remained strong. Partially offsetting the lower unit sales was a 19% increase in revenue from end-user services provided by our joint-venture partners. End-user revenue growth was between 5% and 6% for the first three quarters of 2008, followed by an 11% decline in the fourth quarter of 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue in bioresearch and drug discovery product lines increased by 60% in 2008 compared with 2007, which reflects the impact of the product lines acquired through the MDC acquisition. Revenue levels were relatively flat throughout 2008, with the fourth quarter representing the highest quarterly revenue in 2008. Sales of bioresearch products grew and were partially offset by declines of higher-priced drug discovery products, which have been impacted by lower capital spending by pharmaceutical companies. Fourth quarter 2008 combined bioresearch and drug discovery revenues were flat compared with the fourth quarter of 2007.

MDS Analytical Technologies reported operating losses of $27 million in 2008, $20 million in 2007 and $16 million in 2006. Equity earnings, which are not included in operating income, were $49 million, $53 million and $54 million for 2008, 2007 and 2006, respectively. Depreciation and amortization has increased from $6 million in 2006, to $29 million in 2007 and $51 million in 2008. The increase of $23 million in 2007 and $22 million in 2008 was a result of amortization of intangibles associated with our MDC acquisition of $16 million in 2007 and $36 million in 2008 and the additional depreciation associated with the MDC acquisition. As well, equity earnings are net of $6 million in 2008 and 2007 and $5 million in 2006 of depreciation and amortization expense recorded in the joint ventures.

Adjusted EBITDA, as adjusted for equity earnings and the adjusting items described below, was $83 million in 2008, up $2 million from $81 million in 2007 and was $44 million in 2006. The increase in adjusted EBITDA in 2008 was due to the MDC acquisition and savings from restructuring actions, which were partially offset by the effect of lower end-user product revenue on our equity earnings associated with our mass spectrometer product lines and higher costs associated with manufacturing, including our transfer of the manufacturing of certain products to Asia.

In the third quarter of 2008, we announced a restructuring plan to reduce our workforce as a result of deferrals of capital expenditures for high-end instruments by pharmaceutical customers primarily in North America. We incurred $5 million of restructuring charge, which included $2 million that was reported in equity earnings, in 2008 in relation to this plan, which was treated as an adjusting item. These actions were implemented in the second half of 2008 and the full benefits are expected to be realized in 2009. To accelerate additional productivity from a lower cost supply chain, we have subsequently announced a second restructuring plan in MDS Analytical Technologies in the first quarter of 2009. Under this plan we will transition our primary manufacturing base to Asia over the next 12 to 18 months. We expect to take a restructuring charge of approximately $5 million in 2009. This plan will impact about 200 people and will generate approximately $7 million in annual savings.

We incurred $4 million of acquisition integration costs in 2008, compared with $19 million in 2007. Integration costs of $1 million in 2008 and all of the integration costs in 2007 related to the costs we incurred to integrate the MDC acquisition into our operations. The $19 million in 2007 included $14 million of purchase accounting fair value adjustments for inventory, order backlog, and deferred revenue. In 2008, $3 million was recorded to write off the full purchase price of our acquisition of a small technology company as in-process R&D. The acquisition integration costs and the write-off were adjusting items in 2007 and 2008.

In the fourth quarter of 2008, we recorded a $1 million write-off of an investment, which we acquired as part of the MDC acquisition. This write-off was treated as an adjusting item in 2008.

SG&A expense totaled $80 million in 2008, up $23 million from $57 million in 2007 and was $20 million in 2006. The majority of the increase in 2007 and 2008 was a result of the MDC acquisition. SG&A expense in 2008 included lower incentive and stock-based compensation expense, however SG&A was negatively impacted by the impact of foreign exchange on spending outside of the U.S.

R&D expense was $76 million in 2008 compared with $64 million in 2007 and $48 million in 2006. In addition to the impact of the MDC acquisition, which was the primary driver of the increase in R&D spending in 2007 and 2008, the impact of foreign exchange also resulted in an increase in spending due to the strength of the Canadian dollar relative to the US dollar and we incurred $3 million of in-process R&D. R&D spending in our mass spectrometer product lines was down over 20% in 2008 compared with 2007, primarily due to the completion of our new AB/Sciex 5500 Triple Quad™ and AB/Sciex 5500 QTRAP® platforms that were launched in the fourth quarter of 2008 and a number of software launches in the first half of 2008. As a result of project completions, R&D spending was 30% lower in the fourth quarter of 2008 compared with the average level of quarterly spending since the acquisition of MDC.

During 2008, we made a number of new product launches across our mass spectrometer, bioresearch and drug discovery product families. Our AB/Sciex 5500 Triple Quad™ and AB/Sciex 5500 QTRAP® products, which represent a new redesigned mass spectrometer platform primarily for the pharmaceutical and biotechnology markets, were launched and shipped in the fourth quarter of 2008. These systems provide researchers with complete workflow solutions that deliver superior functionality, speed and performance. Earlier in 2008, we launched a number of new software products related to our mass spectrometer product family. These included Analyst 1.5 Software, an updated version of our core operating system for mass spectrometry systems; iMethods, which provides customizable solutions for routine food and beverage testing; and LightSight Software, an application that contains automated methods creation for mass spectrometers. MDS Analytical Technologies also launched the next-generation Arcturus XT™ instrument for laser capture microdissection and the CellKey™ 384 systems. The new Arturus XT™ offers researchers improved speed, precision and flexibility for their microdissection experiments. The CellKey™ 384 systems enables label-free, real-time analysis for cell-based assays with greater throughput capability in 384-well microplates.

In addition to internal R&D, MDS Analytical Technologies acquired two companies during 2008 to expand its product portfolio. BlueShift Biotechnologies, a developer of screening platforms for life sciences research and maker of the IsoCyte™ benchtop laser scanning cytometer, was acquired in the third quarter of 2008. This acquisition expands MDS Analytical Technologies' capabilities in cellular analysis, and further strengthens the Company's global sales and service offering. In the first quarter of 2008, MDS Analytical Technologies acquired a small company with developing technology that is expected to be complementary to the MDS Analytical Technologies' product portfolio.

Other income and expense included a $3 million foreign exchange loss in 2007 compared with nil in 2008 related to the revaluation of certain assets and liabilities. In 2007, we recorded a $2 million gain on the sale of land.

Capital expenditures totaled $10 million in 2008, compared with $8 million in 2007 and $4 million in 2006. The increase over prior years relates mainly to the acquisition of MDC and increased spending on our plants in Singapore and Shanghai, China.

Corporate and Other
Financial Highlights

	2008	Restated 2007	Restated 2006
Selling, general and administration	$ (25)	$ (24)	$ (24)
Depreciation and amortization	(1)	(2)	-
Restructuring charges – net	(1)	(9)	5
Other income (expenses) – net	(7)	(3)	(7)
Operating income (loss)	(34)	(38)	(26)
Adjustments:			
Equity earnings	-	-	(4)
Gain on sale of investments	-	(7)	-
Valuation provisions and investment write-downs	10	8	6
Restructuring charges – net	1	9	(5)
Depreciation and amortization	1	2	-
Adjusted EBITDA	$ (22)	$ (26)	$ (29)

Corporate and Other includes costs associated with our Corporate offices and executive management functions, the majority of which are incurred in Canadian dollars. Corporate SG&A for fiscal 2008 was 2% of consolidated net revenues level with fiscal 2007 and down from 3% in 2006. SG&A expense increased $1 million to $25 million in 2008, compared with 2007. The increase in SG&A was primarily due to increased costs for insurance related to our self-insured liabilities, corporate development activities, finance and audit costs related to our US GAAP conversion and asset impairment assessments, and the impact of foreign exchange on our Canadian dollar spending. This was substantially offset by lower incentive and stock-based compensation expense and certain costs incurred in 2007 related to the divesture of the Canadian diagnostics business that did not qualify as discontinued operations.

SG&A expense was $24 million in both 2007 and 2006. In 2007, there were increased costs associated with the diagnostic laboratories divestiture and the negative impact of foreign exchange, which offset the cost incurred in 2006 in relation to the self-review of our Montreal bioanalytical operations, and the corporate portion of our first year expense for Sarbanes Oxley compliance, including incremental audit costs.

Other income and expense in 2008 included a $5 million foreign exchange gain from the revaluation of certain assets and liabilities compared with a $4 million and $6 million foreign exchange loss in 2007 and 2006, respectively.

In the fourth quarter of 2008, we recorded $7 million in charges related to our investment in Entelos and an earn-out related to the merger between Iconix Pharmaceuticals, Inc. and Entelos in the fourth quarter of 2007. In the fourth quarter of 2007, we estimated the value of the share-based earn-out at $4 million based on that business achieving certain levels of revenue in the first year after the merger. The earn-out revenue was not achieved and, therefore, the $4 million receivable was written-off in the fourth quarter of 2008. In addition, based on the decline in stock price and the financial condition of Entelos, we have determined that a $3 million write-down in the value of our investment is required. Our investment in Entelos was valued at $1 million at the end of 2008. The $4 million receivable write-off and the $3 million investment write-down are included in other expenses and are treated as adjusting items.

In August 2007, we invested in $17 million of Canadian ABCP that matured in September 2007, but as a result of liquidity issues in the ABCP market, did not settle. We recorded valuation provisions of $3 million in 2008 and $2 million in 2007 as adjusting items to reflect our estimate of the value of that ABCP. The $5 million or 30% provision reflects management's best estimate of the likely impairment based on a risk-adjusted estimate of expected future cash flows. Continuing uncertainties regarding the value of the assets, the nature and timing of future cash flows, and the outcome of the restructuring of this financial market may impact the amount that MDS will ultimately realize on this investment. In the first quarter of 2009, the Court approved the restructuring plan of the affected Canadian third party ABCP market, which was fully implemented on January 21, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate results for 2008 include a $1 million restructuring charge related to lease termination costs of our headquarter offices in Canada. In 2007, we incurred $9 million of restructuring charges associated primarily with the transition of our global information technology (IT) support services to a new provider and to the reduction of certain central support services following the sale of our diagnostics business. This cost has been treated as an adjusting item. In 2006, we were successful in negotiating the termination of a global IT support services contract, and as a result, we did not have to pay a termination fee that had been provided for as part of the 2005 restructuring provision. This provision reserve was reversed in 2006. The restructuring charges and provision reversals were treated as adjusting items.

On December 2, 2005, Hemosol Corp. (Hemosol), an investee in which we held approximately 6.5 million shares, declared bankruptcy. As a result of the bankruptcy, MDS honoured a $20 million guarantee of the company's bank credit facility. In doing so, we assumed the loan and the senior security position held by the bank. During fiscal 2007, we sold our secured interest in Hemosol for total proceeds of $15 million and realized a $2 million gain. In addition, other expenses for 2007 also includes $5 million of bankruptcy proceeds resulting from the wind-up of Protana Inc., a successor company to MDS Proteomics. The proceeds from the wind-up were received in 2008. Both of these gains are treated as adjusting items for 2007.

During fiscal 2007, we recorded a $6 million valuation provision related to our investment in MDS Capital Corp. We began efforts to sell our interest in MDS Capital Corp. in 2005; however, efforts to sell the remaining business were not successful. On-going operations of MDS Capital Corp. were restructured during the year and the company was renamed Lumira Capital Corp. We determined that our investment in MDS Capital Corp. had experienced a decline in value that was other-than temporary and, as a result, we wrote the value of the investment down to our $10 million estimate of recoverable value in the second quarter of 2007.

Consolidated interest expense, net

Interest expense for 2008 was $18 million, compared with $15 million in 2007 and $14 million in 2006. Interest expense of $6 million in 2008, $12 million in 2007 and $7 million in 2006 was capitalized as part of the MAPLE Facilities construction in-progress. Excluding the $6 million increase in interest expense as a result of the lower level of interest expense capitalization, the $3 million reduction in interest expense in 2008 is primarily related to our repayment of $80 million of our long-term notes in the first quarter of 2008. The $6 million increase in interest expense from 2006 to 2007, excluding the amounts capitalized, was a result of an increase in short-term interest rates and the impact of foreign exchange.

Interest income for 2008 was $16 million compared with $25 million in 2007 and $15 million in 2006. The $9 million decline in 2008 compared with 2007 was primarily due to lower interest rates and lower cash and short-term investment balances in 2008, which primarily resulted from reductions in cash driven by an $89 million debt repayment, $88 million in tax payments, $52 million in capital expenditures and $44 million for share repurchases. In addition, approximately $3 million of incremental interest was earned in the second quarter of 2007 as a result of cash we received from the sale of our diagnostic laboratories business that was subsequently used to fund the MDC acquisition and to repurchase shares under a substantial issuers bid. The increase in 2007, compared with 2006, was primarily a result of the $3 million of incremental interest associated with the sale of our diagnostics business, higher interest rates in 2007 and the accrual of interest on long-term notes receivable due from AECL related to the sale of an inventory and due from Borealis related its purchase of our diagnostics business.

Consolidated income taxes

The effective tax rate for 2008 was 14% (2007 – 43%; 2006 – (73%)). The 2008 tax rate was lower than our expected rate of 33% as we reported a loss for the year and we did not report full tax recoveries on the significant write-downs that we reported.

The write-down of Pharma Services goodwill did not have an associated tax recovery resulting in a reduction to our tax recovery rate of 16%. In addition, the tax recovery attributable to the write-off of our MAPLE Facilities was at a 28% rate, further reducing our expected recovery rate by 3%. We reported $15 million (2007 – $17 million; 2006 – $26 million) of investment tax credits as a reduction to our income tax expense in the year, increasing our tax recovery rate by 2% this year. In the first quarter of 2008, we reported an $11 million decrease to our tax expense due to the enactment of income tax rate reductions in Canada, which increased our tax rate by 2% in 2008.

During 2008, we incurred losses in certain foreign jurisdictions where we currently do not meet the criteria for recognition of a deferred tax asset. As a result, we have recorded full valuation allowances against these losses. The impact of these losses resulted in a reduction to our income tax recovery, reducing our effective income tax rate by 1% (2007 – 19%; 2006 – (14%)).

Discontinued operations

The results of our discontinued businesses were as follows:

		2008		2007		2006
Net revenues	$	-	$	95	$	362
Cost of revenues		-		(57)		(225)
Selling, general and administration		-		(16)		(53)
Depreciation and amortization		-		-		(10)
Restructuring charges - net		-		-		(1)
Other income (expenses) - net		-		-		(3)
Operating income				22		70
Gain on sale of discontinued operations		-		904		24
Dividend and interest income		-		1		2
Income taxes		-		(117)		7
Minority interest		-		(5)		(8)
Equity earnings		-		1		3
Income from discontinued operations – net of income taxes	$	-	$	806	$	98
Basic EPS from discontinued operations	$	-	$	6.12	$	0.68

Financial results from discontinued operations for 2007 include the operating results of MDS Diagnostic Services from November 1, 2006 to the date of sale and the gain realized as a result of the sale.

Included in the 2007 income from discontinued operations is a gain of $791 million net of income taxes on the transaction.

Liquidity and capital resources

		2008		Restated 2007	Change
Cash and cash equivalents, restricted cash, and short-term investments	$	**133**	$	337	(61%)
Operating working capital[1]	$	**89**	$	59	51%
Cash (used in) provided by continuing operating activities	$	**(18)**	$	176	(110%)
Cash provided by (used in) continuing investing activities	$	**60**	$	(627)	110%
Cash (used in) provided by continuing financing activities	$	**(126)**	$	(447)	72%
Current ratio (excludes net assets held for sale)		**2.0**		1.6	25%

[1] *Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.*

The cash, cash equivalents, and short-term investments balance at October 31, 2008 was $120 million, down from $324 million in the prior year. This $204 million decrease was primarily driven by the $89 million repayment of debt, a $56 million tax payment related to the sale of our diagnostics business, $44 million used to repurchase shares under our NCIB and the increase in our operating working capital. The Company's operating working capital of $89 million was $30 million higher than the prior year balance of $59 million. The increase in the level of working capital compared with the 2007 year-end reflects the prior year's unusually high accounts payable partially driven by higher fourth quarter capital expenditures and higher prior year accrued liabilities driven by the higher FDA and restructuring provisions, and higher accruals for incentive and stock-based compensation in 2007. Fiscal 2008 reflects a more normal level of accounts payable and accrued liabilities and still includes the remaining balance associated with FDA liability of $30 million, compared with $55 million at the end of 2007. This reduction in liabilities was partially offset by reduced inventory levels, as the partial transfer of MDS Analytical Technologies manufacturing operations to Singapore was significantly completed and divestiture of external beam therapy and self-contained irradiator product lines.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall, in 2009 we expect an increase in cash and cash equivalents excluding the impact of acquisitions or divestures. In 2009, we expect our core operating activities to generate positive cash flow and, in addition, we expect to collect approximately $72 million from notes receivable, which is described below. In 2009, we have $19 million of debt repayments and our capital expenditures in 2009 are expected to be at a similar level compared with 2008.

The current ratio has also increased from 1.6 at the end of fiscal 2007 to 2.0 at October 31, 2008 as current liabilities have decreased faster than current assets. Current liabilities have been reduced by $89 million for the repayment of debt, $88 million for taxes paid, and by reductions in accounts payable and accrued liabilities. Although cash and inventories are now lower than 2007, current assets also includes the reclassification of a $62 million of Borealis and $10 million of AECL note receivable from long-term to a current receivables.

Cash used in operating activities was $18 million for fiscal 2008, compared with cash generated from continuing operations of $176 million in 2007. Operating uses of cash, in 2008, included payments of $88 million of taxes, compared with $15 million in 2007, primarily as a result of the $56 million payment associated with the sale of our diagnostics business; approximately $23 million in incentive compensation, $15 million for restructuring, and $9 million of FDA cash disbursements. Our interest income was also $9 million lower in 2008, compared with 2007 and we had a high level of capital spending in the fourth quarter of 2007, much of which was paid in the first quarter of 2008. Cash used in discontinued operating activities in 2007 was $56 million and cash generated from continuing and discontinued operations was $20 million and $104 million, respectively for 2006.

Overall investing activities were a net source of $60 million of cash in 2008, principally due to the maturing of $101 million of short-term investments. The Company utilized $52 million to purchase property, plant and equipment in 2008 and used $14 million to acquire a company with developing technologies that were complementary to our MDS Analytical Technologies product lines. In 2008, we received $15 million in proceeds from the sale of MDS Nordion's external beam therapy and self-container irradiator product lines. We also received $5 million from the Protana bankruptcy settlement. In 2007, investing activities were a net source of $302 million of cash, principally due to the proceeds of $929 million received from the sale of our diagnostics business. We utilized $600 million of this cash in the acquisition of MDC, and a further $71 million to purchase property, plant, and equipment. The purchases of property, plant, and equipment in 2007 primarily related to investments in facilities in MDS Pharma Services including our Phase I clinic in Phoenix, U.S. and central laboratory facilities in Beijing, China. Short-term investing was a net source of cash in 2007 as we reduced our short-term investment balance by $47 million.

Cash flows used in financing activities was $126 million in fiscal 2008 compared with $447 million in fiscal 2007. The Company repaid the first tranche of notes payable totaling $80 million on December 17, 2007. During 2008, the Company drew and subsequently repaid $15 million on its line of credit to fund short-term working capital requirements. We have no outstanding debt under the line of credit at October 31, 2008. MDS repurchased $44 million of shares under our NCIB, retiring 2.9 million Common shares. We utilized $447 million of cash on financing activities in fiscal 2007, including $441 million spent to repurchase and cancel 22.8 million Common shares under the substantial issuer bid. We did not repurchase shares in 2006, however we did pay dividends to our common shareholders of $13 million in 2006 and $3 million in the first quarter of 2007 after which the Company discontinued its dividend payments. As part of our employee stock option program, shares were issued with proceeds of $7 million in 2008, $15 million in 2007 and $26 million in 2006.

MDS long-term Senior Unsecured Notes, which mature in several tranches up to 2014, contain a covenant that restricts the Company's use of cash for certain purposes if cumulative net income from the date of issuance of the notes falls below a predefined amount. The restrictions on the use of cash include the repurchase of shares, payment of dividends and investments in businesses that the Company does not control. While MDS had no plans to pay dividends or invest in non-controlled businesses, the Company has repurchased shares in the past two years. In 2008, MDS repurchased 2.9 million shares for $44 million under its NCIB. In 2007, MDS used $441 million to purchase 22.8 million shares under its substantial issuer bid. With the write-off of the MAPLE Facilities and the write-down of MDS Pharma Services goodwill, the Company's cumulative net income is below the amount defined in the covenant. At this time, the Company cannot determine when it will overcome this restriction.

We expect that cash flow generated from operations, coupled with available borrowings from existing financing sources and the expected receipt of the $62 million note receivable from Borealis that is fully due in the second quarter of 2009 and $10 million due on the AECL note receivable in 2009, will be sufficient to meet our anticipated requirements for operations, capital expenditures, R&D expenditures, FDA settlements, current and planned restructuring costs and debt repayment. Our FDA liability and restructuring reserves are currently $30 million and $11 million, respectively. In addition, in the first half of 2009, we expect to have future restructuring charges of approximately $5 million and to make debt repayments of $19 million scheduled in 2009. At this time, we do not anticipate any issues in collecting amounts owed to MDS in respect to the notes receivable from Borealis and AECL.

MDS has available a C$500 million, five-year, committed, revolving credit facility that funds our liquidity requirements. We accessed this facility for $15 million during the third quarter of 2008 to cover short-term working capital needs; however, there were no borrowings under this facility as at October 31, 2008. This credit facility expires in July 2010 and the Company has not initiated renegotiations with the credit facility syndicate. The terms of the credit facility require MDS to meet certain financial covenants, which have been met during the year. Additionally, certain uses of funds including significant acquisitions may require MDS to seek approval from the syndicate, particularly if our credit rating at the time of borrowing were to drop below investment grade for an acquisition that were to exceed C$250 million. MDS is required to offer to prepay all amounts outstanding under the facility and provide the lenders' the right to discontinue further commitments under the facility before any person acquires beneficial ownership of, or control or direction over, 50% or more of the issued and outstanding voting shares of MDS.

The long-term Senior Unsecured Notes also contain a number of financial and other covenants of MDS, including restrictions on asset sales, debt incurrence and the Company's ability to consolidate, merge or amalgamate with another corporation or transfer all or substantially all of the Company's assets.

MDS is a global entity and as such, we have cash dispersed throughout various locations. Management monitors these balances and initiates cash repatriation strategies, as necessary, adhering to all government regulations. In certain jurisdictions, MDS would be subject to withholding taxes on repatriation of cash, however, we have estimated the amount of these taxes and they are not significant. Management has also assessed the viability of its non-operating receivables and investments in light of current market conditions. MDS does not anticipate any issues in collecting the note receivable from Borealis in fiscal 2009 or in collecting the monthly payments from AECL, which began on October 31, 2008. The Company has assessed its investment in Entelos, the acquirer of Iconix Pharma Inc., as impaired and has recorded a loss on this investment.

At this time, we expect to maintain our strong liquidity position, despite the softening occurring in the analytical instruments market. We remain in compliance with all covenants for our Senior Unsecured Notes and our bank credit facility. At this time, we do not anticipate an event that would require an additional or early repayment of this debt.

As at October 31, 2008, we held no short-term investments and $125 million of long-term investments, which consisted of a $35 million financial instrument related to the MAPLE Facilities that is pledged as security against our loan from the Government of Canada and a $29 million note receivable from AECL which we believe will be fully realized. In 2008, we received $59 million in cash distributions from our MDS Analytical Technologies joint venture and our investment in these businesses is $13 million at year end. A $26 million deferred pension asset related to our defined benefit plans and a $12 million investment in ABCP are described in more detail below. In addition, we have a $5 million investment in Lumira Capital Corp. and $4 million in certain other investments.

Defined-benefit pension plans

The majority of our defined benefit pension assets and liabilities relate to a plan for certain employees in Canada. Based on an actuarial report filed with the pension regulator in Canada in 2008, with a valuation as at January 1, 2008, we were in a surplus position on both a going-concern and solvency basis and therefore are not currently required to increase our funding of the plan. The majority of our assets in this plan are held in Canadian and global equities and, based on the recent declines in global stock markets, we had a solvency deficit of approximately $20 million as at October 31, 2008. Under current Canadian regulations pension deficits are required to be funded over a five-year period, which may be extended to a ten-year period, if certain requirements are met which could potentially require the issuance of a letter of credit in the amount of the obligation. Currently, the amount of potential funding is not material in relation to our current liquidity position. Additional significant declines in global, and in particular Canadian, equity markets would increase potential funding requirements. There is no material exposure related to the funding of our other defined benefit pension plans outside of Canada.

Asset Backed Commercial Paper (ABCP)
The Company owns investments in non-bank sponsored ABCP issued by two trusts with an original cost of C$17 million. As a result of liquidity issues in the Canadian ABCP market that began in August 2007, this investment did not settle at maturity in September 2007. On September 6, 2007, a Pan-Canadian Investors Committee (the Committee) was formed to propose a solution to the liquidity problem affecting the Canadian third party ABCP market. On December 23, 2007, the Committee announced the approval of an agreement in principle to restructure the affected ABCP. On March 17, 2008, the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies' Creditors Arrangement Act (CCAA) seeking a meeting of noteholders to vote on the Committee's restructuring plan. On April 25, 2008, the noteholders of the affected ABCP voted and approved the Committee's restructuring plan. On June 5, 2008, the restructuring plan was sanctioned by an order of the Court as required under the CCAA. On September 2, 2008, the Supreme Court of Canada denied certain noteholders' application for leave to appeal.

The Company has estimated the fair value of its investments in ABCP using all currently available information and assumptions that market participants would use in pricing such investments. The Company reviewed information provided by the Committee, and other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions. Based on a probability-weighted, discounted cash-flow approach to value its investment, the Company has recorded during fiscal 2008 an impairment loss of $3 million (2007 — $2 million), representing a 30% (2007 – 10%) reduction in the fair value of the investments.

On December 11, 2008, the Committee announced that an agreement in principle has been reached among various key participants in the ABCP restructuring, which if approved could result in the closure of the restructuring plan for the C$32 billion of affected third-party ABCP in January 2009. On January 12, 2009, the Committee announced that the Court has granted the implementation order of the restructuring plan, and on January 21, 2009, the Committee announced that the restructuring plan had been fully implemented.

Contractual obligations
The following table summarizes our contractual obligations as at October 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$ 17	$ 27	$ 14	$ 14	$ 171	$ 31
Capital leases	2	1	2	3	-	-
Interest on long-term debt and capital leases	15	13	12	11	6	-
Operating leases	30	28	23	18	13	23
Purchase obligations	22	21	24	28	18	166
Other contractual commitments	34	20	15	5	1	-
	$ 120	$ 110	$ 90	$ 79	$ 209	$ 220

Long-term debt consisted of $227 million of Senior Unsecured Notes issued under a private placement during fiscal 2003, an $8 million note payable to Applied Biosystems Inc. in connection with our AB/Sciex joint venture MALDI acquisition in 2004, a $39 million, non-interest bearing, government loan; and other commitments totaling $8 million.

Operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support our global operations.

We have long-term supply arrangements totaling $279 million with certain suppliers including Rosenergoatom and other major electricity producers that provide us with cobalt. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The remaining balance of other contractual obligations is inclusive of commitments totaling $54 million relating to the outsourcing of certain information technology infrastructure services.

The Company has entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

Guarantees

In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract and may not be subject to limitation in certain cases. The nature of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties. None of the guarantees entered into by the Company required recognition on our books at October 31, 2008.

Off-balance sheet arrangements

MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to investors.

Derivative instruments

We use derivative financial instruments primarily to manage our foreign currency and interest rate exposure. These instruments have consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with the Company's established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada), and we utilize financial information provided by certain banks to assist us in determining the fair market values of the financial instruments.

The net unrealized mark-to-market value of all derivative instruments at October 31, 2008 was a liability of $8 million compared with a liability of $6 million at the end of 2007. The increase from 2007 relates primarily to unrealized losses on forward foreign currency contracts on hand at October 31, 2007. These losses arose largely because of the significant increase in value of the US dollar relative to the Canadian dollar that occurred in the fourth quarter of 2008.

In addition to these traditional derivatives, certain agreements with suppliers and customers, including the Russian cobalt supply agreements totaling $119 million, include terms that result in the creation of an embedded currency derivative. We have determined the value of this derivative and marked it to market as at October 31, 2008. The supply contract is denominated in US dollars, and, as a result of the significant increase in the value of the US dollar versus the Canadian dollar primarily in the fourth quarter of 2008, we have recorded an unrealized, mark-to-market loss of $15 million on the contract in 2008, compared with an unrealized, mark-to-market gain of $4 million in 2007. The net unrealized mark-to-market value of the embedded derivatives is a liability of $10 million at October 31, 2008 and an asset of $4 million at October 31, 2007.

Capitalization

	2008	Restated 2007	Change
Long-term debt	$ **282**	$ 384	(27%)
Less: cash and cash equivalents, restricted cash, and short-term investments	**(133)**	(337)	(61%)
Net debt	**149**	47	217%
Shareholders' equity	**1,090**	1,941	(44)%
Capital employed[1]	$ **1,239**	$ 1,988	(38)%

[1] *Capital employed is a measure of how much of our net assets are financed by debt and equity.*

Long-term debt decreased from $384 million to $282 million between October 2007 and October 2008 primarily due to principal payments of $89 million. The significant decrease in shareholders' equity is a result of the write-down of MDS Pharma Services goodwill ($320 million, after-tax) and the write-off of the MAPLE Facilities ($246 million, after-tax).

Share capital

Shares issued and outstanding

		2008		2007		2006
Outstanding beginning of the year		122,578		144,319		142,099
Issued during the year		462		1,090		2,220
Repurchased and cancelled		(2,903)		(22,831)		-
Outstanding – end of year		120,137		122,578		144,319
Dividends declared per share	$	-	$	0.03	$	0.13
Market price per share:						
High	$	22.55	$	22.49	$	20.60
Average	$	16.67	$	19.27	$	18.36
Low	$	8.54	$	16.91	$	15.66
Book value per share[1]	$	9.07	$	15.83	$	9.59

[1] *Book value per share is calculated as Common shareholders' equity divided by the number of Common shares outstanding.*

As of October 31, 2008, the Company had 120,137,229 Common shares outstanding and options outstanding to acquire 10,929,910 Common shares. MDS purchased and cancelled 2.9 million Common shares in fiscal 2008, under its NCIB. In fiscal 2007, the Company repurchased and cancelled approximately 22.8 million Common shares under the terms of a substantial issuer bid.

Risks and uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of risks and uncertainties and industry trends is contained in our AIF.

Declining general economic conditions and uncertainties in the global credit and equity markets may adversely affect our financial condition and operating results.

Our businesses are sensitive to changes in general economic conditions. Worldwide financial markets have experienced disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades and declining valuations of investments. These disruptions are likely to have an ongoing adverse effect on the world economy. We are unable to predict how long the economic downturn will last. A continuing economic downturn and capital market disruptions may adversely impact our businesses resulting in: counterparties including customers, suppliers, investment banks and commercial banks experiencing liquidity issues and failing to fulfill contractual obligations to us, reduced demand for our product and services, increased pressure on the prices of our products and services, greater difficulty in collecting accounts receivable, and greater risk of impairment to the value, and a detriment to the liquidity of our assets and investment portfolio. While we intend to finance ongoing operations, capital expenditures and restructuring projects with existing cash, cash flow from operations and borrowing under our existing credit facilities, we may require additional financing to support continued growth. A declining global economic environment may reduce access to credit markets and limit access to capital on acceptable terms or at all.

Government regulation and funding

The cost of compliance with government regulation is necessary and impacts most of our businesses. Changes in policies, procedures, systems and staff training required by government regulation can have the effect of increasing the costs we incur to provide our products and services. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the FDA and the Canadian Nuclear Safety Commission.

Our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and similar agencies. Failure to achieve approval by these agencies will impact our ability to secure contracts to perform work. Audit reports issued by relevant regulatory bodies could directly impact our ability to attract and retain work, as was our recent experience at the Montreal-area bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve our quality assurance practices, customer quality and customer service.

Regulatory policies are designed to protect the public's health and can affect our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Supply of reactor isotopes

Radioisotopes used in nuclear medicine and sterilization technologies are manufactured in electric-powered cyclotrons or nuclear reactors. A continuous and reliable supply of reactor radioisotopes, such as molybdenum-99 and cobalt-60, is important to certain of our businesses. Routine and/or unscheduled shutdowns of these reactors can have a dramatic impact on our supply of radioisotopes at any point.

The majority of our reactor-based medical isotopes are currently supplied from AECL's NRU reactor. The NRU is over 50 years old and its current license extends to 2011. There is no assurance that the license will be extended pass 2011. Refer to "Uncertainty in long-term isotope supply" earlier in the MD&A for additional discussion of the uncertainty of the supply of reactor-based medical isotopes.

We have taken steps to source additional long-term cobalt supply from a major supplier, Rosenergoatom. By establishing new contracts or by negotiating extensions of existing long-term supply arrangements we expect to diversify and secure our sources of supply. Changes in maintenance schedules or the continued operations of the reactors which manufacture radioisotopes could impact the availability and timing of our purchases.

Exposure to foreign currencies

Approximately 90% of revenue is earned outside of Canada based on the customer's location. The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject us to volatility associated with changes in the value of the Canadian dollar. We manage certain exchange rate risks primarily through the use of forward foreign exchange contracts.

In addition to foreign operations and export sales, our Senior Unsecured Notes payable are denominated in US dollars. This long-term debt is recorded in the Canadian-dollar books of MDS Inc., the parent company, and is considered a hedge of our net investment in our U.S. operations.

MDS maintains a centralized treasury function that operates under policies and guidelines approved by the Audit Committee of the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management. MDS's policies and guidelines prohibit it from using any derivative instrument for trading or speculative purposes.

MDS will continue to monitor its current and anticipated exposure to fluctuations in foreign currency exchange rates and enter into currency derivative contracts to manage the exposure.

Research and development

During 2008, we recorded $79 million of R&D expenses in our analytical instruments and isotopes business units. All of our businesses depend to one extent or another on our ability to maintain technological competitiveness and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment. The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment. We manage our R&D projects independently, together with strategic alliance partners, against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

Contract cancellations

A majority of the revenues earned by the MDS Pharma Services business result from contracts which typically run several months for early stage clinical trials and as much as several years for Phase II to IV clinical trials. Terms of most contracts entered into by MDS Pharma Services entitle clients to cancellation rights that may be exercised by the client in the event of regulatory delay, if unexpected results are encountered at any stage of the development program or if a client makes decisions affecting the on-going development of a compound. Replacement of revenues expected to be earned from cancelled contracts may take an extended period of time, and as a result, MDS Pharma Services may not be able to fully realize its order backlog and revenue growth and profitability may be negatively impacted by contract cancellations in a material amount.

Restrictions in our Senior Unsecured Notes and bank credit facilities and other debt instruments may limit our activities.

Our Senior Unsecured Notes issued in fiscal 2003 as well as our revolving credit facility contain restrictive covenants limiting our ability to engage in certain activities. The note purchase agreement governing our Senior Unsecured Notes includes restrictions on our ability and the ability of our subsidiaries to: pay dividends, repurchase Common shares, invest in businesses that the Company does not control, sell assets, incur obligations that restrict the ability of our subsidiaries to pay dividends or other amounts to us, guarantee or secure indebtedness, enter into transactions with affiliates, consolidate, merge, or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis or initiate refinancing of debt.

We are also required to meet specified financial ratios under the terms of the note purchase agreement relating to our Senior Unsecured Notes and our revolving credit facility. Our failure to comply with these financial restrictions may result in an event of default under the note purchase agreement, which could result in acceleration of our indebtedness under our Senior Unsecured Notes and require us to prepay our Senior Unsecured Notes before their scheduled due date. Non-compliance with certain debt covenants could also impair our ability to draw funds on our revolving credit facility. Future debt instruments to which we may become subject could also contain similar provisions.

Under a restrictive covenant in our Senior Unsecured Notes issued in fiscal 2003, we are currently unable to pay dividends or repurchase Common shares which may limit our access to new capital and may negatively affect our stock price.

Acquisition and integration
MDS's growth strategy involves our ability to acquire, successfully integrate and operate businesses that contribute to our overall core focus. These acquisitions involve the commitment of capital and other resources, and large acquisitions may have a major financial impact in the year of acquisition and later. Our ability to effectively integrate, within our existing businesses, acquired technologies and products and services, or to retain key technical and managerial personnel can have a significant impact on our ability to achieve our growth and profitability targets.

Intellectual property
Our businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies. While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Litigation and insurance
From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time we are not aware of any significant outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are not aware of any threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $100 million to protect us from the financial risk associated with a claim made against us. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights

Following is a summary of selected financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. For the purposes of the financial information below, prior periods have been restated to reflect the change in accounting for the MAPLE Facilities.

(millions of US dollars, except earnings per share)

	Fiscal 2008	October 2008	Restated July 2008	Restated April 2008	Restated January 2008
Net revenues	$ 1,215	295	$ 298	$ 326	$ 296
Operating (loss) income	(693)	(673)	(22)	8	(6)
(Loss) income from continuing operations	(553)	(575)	(10)	13	19
Net (loss) income	(553)	(575)	(10)	13	19
(Loss) earnings per share from continuing operations					
Basic	(4.54)	(4.77)	(0.08)	0.11	0.16
Diluted	(4.54)	(4.77)	(0.08)	0.11	0.15
(Loss) earnings per share					
Basic	(4.54)	(4.77)	(0.08)	0.11	0.16
Diluted	(4.54)	(4.77)	(0.08)	0.11	0.16

(millions of US dollars, except earnings per share)

	Restated Fiscal 2007	Restated October 2007	Restated July 2007	Restated April 2007	Restated January 2007
Net revenues	$ 1,119	$ 307	$ 308	$ 263	$ 241
Operating (loss) income	(108)	1	(4)	(96)	(9)
(Loss) income from continuing operations	(25)	17	9	(53)	2
Net income	781	15	9	739	18
(Loss) earnings per share from continuing operations					
Basic	(0.19)	0.14	0.07	(0.39)	0.01
Diluted	(0.19)	0.14	0.07	(0.38)	0.01
Earnings per share					
Basic	5.93	0.13	0.07	5.38	0.12
Diluted	5.92	0.13	0.07	5.37	0.12

Items on the pre-tax basis that impact the comparability of operating income include:

- Results for the quarter ended October 31, 2008 reflect the $246 million net write-off of the MAPLE Facilities project and $320 million MDS Pharma Services goodwill write-down.
- Results for the quarter ended July 31, 2008 reflect a $12 million restructuring charge and an $11 million asset impairment charge.
- Results for the quarter ended April 30, 2008 reflect income of $10 million from the reduction of the FDA provision.
- Results for the quarter ended January 31, 2008 reflect an $11 million gain from the reduction of future Canadian income tax rates.
- Results for the quarter ended April 30, 2007 reflect a $791 million net gain from the sale of our diagnostics businesses, 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect to the FDA review, and $25 million of restructuring charges.
- Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totaling $13 million.

2008 fourth quarter highlights

(all comparisons are to the fourth quarter of 2007)

Our consolidated net revenues, which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services business, were down 4% to $295 million in the fourth quarter of 2008, compared with $307 million in the fourth quarter of 2007. Due to the strengthening of the US dollar in the fourth quarter of 2008, there was a reduction of approximately $10 million in reported revenue. Excluding the impact of foreign exchange and the revenue reported in the fourth quarter of 2007 related to product lines we sold in 2008, net revenues were up approximately 4%. MDS Nordion revenues increased 11% to $84 million in the fourth quarter of 2008, primarily as a result of higher cobalt shipments in the quarter and increased medical isotopes revenues as the result of additional shipments related to a European reactor shutdown affecting supply to our competitors. These increases more than offset the reduction in revenue as the result of the divestiture of certain product lines earlier in 2008 and the effect of foreign exchange. MDS Pharma Services net revenues of $112 million in the fourth quarter of 2008 were down 9% primarily due to declines in late stage services which were impacted by customer driven delays and cancellations, and foreign exchange. MDS Analytical Technologies revenues of $99 million in the fourth quarter were down 8% from the prior year quarter, primarily due to lower shipments of mass spectrometer products and foreign exchange.

Our net loss in the fourth quarter of 2008 of $575 million was primarily the result of the two significant impairment charges recorded in the fourth quarter of 2008 of $246 million related to a write-off of the MAPLE Facilities and $320 million related to the write-down of MDS Pharma Services goodwill. In addition we recorded an $8 million write-down of our long-term investments, primarily related to our investment in Entelos, a $2 million restructuring charge and $2 million of acquisition related expense. The charges listed above were treated as adjusting items in the calculation of the adjusted EBITDA.

Adjusted EBITDA in the fourth quarter of 2008 was $36 million, up $1 million from $35 million in the fourth quarter of 2007. The net effect of foreign exchange rate changes in the fourth quarter of 2008 was an increase to adjusted EBITDA of approximately $1 million. The $1 million increase was driven by a $20 million increase due to the revaluation of certain assets and liabilities and an approximately $2 million decrease due to the impact of foreign exchange on our operations, which was substantially offset by an unrealized embedded derivative loss of $17 million. MDS Pharma Services' adjusted EBITDA increased to $8 million in the fourth quarter of 2008 from $1 million last year, primarily as a result of a $9 million increase due to the impact of foreign exchange on the revaluation of certain assets and liabilities and restructuring savings, which were partially offset by inflation and lower revenue. MDS Nordion adjusted EBITDA increased by $1 million to $21 million in the fourth quarter of 2008. The revaluation of embedded derivatives decreased adjusted EBITDA by $17 million year-over-year and the revaluation of certain other asset and liabilities for foreign exchange increased adjusted EBITDA by $6 million. The decrease in adjusted EBITDA from the embedded derivative was offset by higher shipments of cobalt and medical isotope. The medical isotope increase was primarily driven by the outage of a nuclear reactor that supplies a competitor and contributed approximately $6 million of incremental adjusted EBITDA in the quarter. MDS Analytical Technologies adjusted EBITDA was $18 million in the fourth quarter of 2008, down $9 million from $27 million in the fourth quarter of 2007, primarily due to lower end-user revenue for our mass spectrometer products and higher operational costs, including costs associated with the transfer of manufacturing of certain products to Asia. In the fourth quarter of 2007, MDS Analytical Technologies recorded a $2 million gain on the sale of land. The Corporate and Other adjusted EBITDA loss of $11 million in the fourth quarter of 2008 was reduced by $2 million versus last year. Improvements to adjusted EBITDA for Corporate and Other include $7 million of favourable impact from foreign exchange on the revaluation of certain assets and liabilities and approximately $1 million in lower incentive costs. These items were partially offset by higher insurance expense related to the valuation of self-insured liabilities and spending on certain corporate initiatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outlook

In 2008, we saw growth in new order wins at MDS Pharma Services totaling $642 million, up approximately 25% from 2007. While we expected these new orders to begin driving increased revenue in 2008, this increase has not yet materialized due primarily to customer requested delays in the start dates for certain new studies mostly in our late stage business. As a result, our net revenue only increased 1% in 2008 and declined by 1% excluding the impact of foreign exchange. We expect to see an increase in revenue in fiscal 2009; however, we are continuing to see some impact of delays in studies, which we believe is partially driven by the current economic environment. Given this environment, our attention continues to be focused on restoring profitability by streamlining and strengthening the solid platforms we have throughout our business. We are continuing to invest in building our global business development capability to accelerate growth in key global markets. This has included hiring experienced staff, new sales incentive programs, training and a focus on winning more profitable business. These initiatives include corresponding growth investments in facilities such as our Phoenix Phase I facility and our Beijing and Singapore central laboratories, as well as investments in customer-facing systems, such as Apollo and ClinQuick,® designed to achieve our Quality on Time™ brand promise. At the same time, we continue to streamline our business through the restructuring initiatives announced in the third quarter of 2008. We believe these actions, combined with increased backlog, will drive growth and improved profitability in 2009 and beyond.

MDS Nordion revenue grew 2% on a reported basis, excluding the impact of foreign exchange and divestitures. Adjusted EBITDA improved by $14 million in 2008, excluding the impact from the revaluation of embedded derivatives. In 2009, we are expecting supply constraints related to the nuclear reactors producing cobalt for us, and, therefore, we expect lower levels of cobalt shipments after an increase in 2008. Our expanded long-term contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the long term. We remain encouraged by the ongoing global expansion of our TheraSphere® product line and continue to seek new partnerships for growth in radiotherapeutics and imaging and are investing in Glucotrace® production facilities to improve the reliability of supply to our customers. In 2008, MDS experienced a shortage of medical isotopes in the first quarter, and in the fourth quarter our competitors experienced shortfalls related to a European reactor shut down. Overall in 2008, medical isotopes shipments resulted in a net positive impact on our revenue and adjusted EBITDA. In 2009, we expect continued solid performance from this product line. The European reactor that supplies our competitors remains shutdown and, as a result, we expect incremental shipments of medical isotopes to continue in the first half of 2009. We are encouraged by the projected outlook for growth in our global markets and we are focused on being well positioned in these markets to capitalize on these opportunities.

On May 16, 2008, AECL and the Government of Canada publicly announced their intention to discontinue the development work on the MAPLE reactors. At the same time, AECL and the Government of Canada also publicly announced that they will continue to supply medical isotopes from the current NRU, and will pursue a license extension of the NRU operation past its current expiry date of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations. We concurrently filed a court claim for C$1.6 billion in damages against AECL and the Government of Canada. We continue to actively pursue these actions.

Beginning in the second quarter of 2008, MDS Analytical Technologies started seeing customer deferrals of capital expenditures for high-end instruments primarily in North America, but to a certain extent in Europe as well. In the fourth quarter of 2008, these deferrals increased and we saw an 11% decline in end-user revenue compared with the fourth quarter of 2007 for mass spectrometer products. We are also seeing declines in our large drug discovery instruments, while our smaller bioresearch products continue to grow. This has negatively impacted our results from the second to the fourth quarter as these high-end instruments also command higher margins. Given the current uncertainty in the global economic markets, we expect this market softness to continue into at least the first half of 2009. To prepare for this uncertain market, and to shift production closer to the fast growing Asian markets, we are continuing to implement our plan to transition our manufacturing base to Singapore and Shanghai, China during the next year. We expect to record a restructuring charge of approximately $5 million in the first quarter of 2009. These actions will impact about 200 people and generate annual savings of approximately $7 million. We also continue to execute our strategy to accelerate the introduction of innovative new products to our customers through internal research and development and through the licensing and acquisition of new technologies.

In the first quarter of 2009, Applera Corporation, the parent of Applied Biosystems, one of our mass spectrometer joint-venture partners, merged with Invitrogen Corporation to form Life Technologies Corporation (Life). We are working closely with Life to ensure a smooth transition as the post-merger integration is completed. We do not expect this merger to affect our day-to-day operations. We remain focused on providing our mass spectrometer customers with high-quality, innovative products and services.

At the end of 2008, we had $120 million in cash and an undrawn credit facility of C$500 million which is available until July 2010, and long-term debt of $282 million, the majority of which is not due for repayment until our fiscal 2013. In 2009, in addition to generating cash from operations, we expect to receive $72 million from the repayment of certain notes receivable to further strengthen our cash balance and liquidity position. We expect capital expenditures in 2009 to remain approximately level with 2008 as we continue to invest in equipment and facilities to support our three businesses, and new software solutions to better serve our customers in MDS Pharma Services. As previously discussed, we do not expect to repurchase shares in 2009 and our required debt repayments are $19 million. Given the current economic and market conditions, we believe that our liquidity position is strong and we are able to focus our attention on strengthening our relationships with our customers and improving our business operations.

MDS Inc. Performance Relative to 2008 Guidance

In the first quarter of 2008, we issued guidance for the full year 2008 and updated our guidance in our subsequent second and third quarter interim MD&As. The table below shows our 2008 results compared with our most recently revised September 2008 Guidance.

($ millions, except per share amount)

	2007 Restated Results		September 2008 Guidance		**2008 Actual Results**
Total revenues	**$**	1,210	$	1,330 – 1,350	**$ 1,315**
Net revenue	**$**	1,119	$	1,230 – 1,250	**$ 1,215**
Adjusted EBITDA	**$**	145	$	160 – 170	**$ 151**
Adjusted EPS	**$**	0.43	$	0.27 – 0.33	**$ 0.21**
Income (loss) from continuing operations	**$**	(25)	$	18 – 28	**$ (553)**
Basic EPS	**$**	(0.19)	$	0.15 – 0.23	**$ (4.54)**
Capital expenditures	**$**	71	$	50 – 60	**$ 52**
Effective tax rate		43%		10% – 20%	**14%**

The Company's full-year performance on total revenue and net revenue is below the low end of its September 2008 guidance by $15 million as a result of foreign exchange impact from the strengthening of the US dollar in the latter part of the fourth quarter of 2008, lower than expected demand for high-end instruments at MDS Analytical Technologies and lower revenue at MDS Pharma Services as a result of higher-than-expected, customer-driven project delays.

Adjusted EBITDA and adjusted EPS are $151 million and $0.21 respectively, and are below the low end of the Company's guidance range by $9 million and $0.06, respectively. Excluding the impact of the significant strengthening of the US dollar in the latter part of the fourth quarter of 2008, which resulted in a $13 million loss on embedded derivatives and an $8 million gain from the revaluation of certain assets and liabilities, MDS's adjusted EBITDA was $4 million below guidance primarily as a result of the shortfalls in revenue at MDS Analytical Technologies and MDS Pharma Services as described above.

Our loss from continuing operations of $553 million and basic loss per share of $4.54 was significantly below guidance due to the $246 million ($2.02 per share) write-off of the MAPLE Facilities and the $320 million ($2.63 per share) write-down of MDS Pharma Services goodwill. In addition to these charges, lower adjusted EBITDA, an $8 million write-down of long-term investment and higher income tax expense also contributed to our being below our guidance range.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our effective tax rate was within our guidance range. The write-down of MDS Pharma Services goodwill, which had no tax benefit associated with it, reduced our effective tax rate. This was offset, however, by the impact of the write-off of MAPLE Facilities and incremental income tax expense.

2008 capital expenditures are $52 million and within the guidance range MDS provided in September 2008.

In 2008, MDS provided annual guidance to facilitate the transition to US GAAP. Going forward, the Company does not intend to issue guidance.

Changes in accounting standards and policies

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *"Fair Value Measurements"*. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115"* (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 on November 1, 2008. The adoption is not expected to have a material impact on the consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141R, *"Business Combinations"* (SFAS No. 141R). The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non- controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions after October 31, 2009. The Company is currently evaluating the effects this will have on its consolidated results of operations and financial condition. The impact would be on a prospective basis, except for unrecognized tax effects of previous acquisitions.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51"* (SFAS 160), which is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the noncontrolling interest held by others in entities that are consolidated by the reporting entity. The provisions of SFAS 160 are required to be adopted by the Company on November 1, 2009, and are not expected to have a material impact on the Company's consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement 133"* (SFAS 161), which is effective for fiscal years and interim periods beginning after November 15, 2008. MDS plans to adopt the provisions of SFAS 161 in the first quarter ending January 31, 2009.

In April 2008, the FASB issued Financial Statement Position, *"Determination of the Useful Life of Intangible Assets"* (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption of FSP 142-3 is planned for the first quarter ending January 31, 2009, and is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

In May 2008, the FASB issued SFAS No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"* (SFAS 162). Under SFAS 162, which is effective on November 15, 2008, the US GAAP hierarchy will now reside in the accounting literature established by the FASB. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with US GAAP. The Company plans to adopt SFAS 162 during the first quarter ending January 31, 2009 and SFAS 162 is not expected to impact the Company's financial statements.

International Accounting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and in the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) has issued CSA Notice 52-321 that confirms that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. However, domestic issuers that are also a SEC registrant, like MDS, will be able to continue to report under US GAAP.

On November 14, 2008, the SEC issued its "Roadmap" for the potential use of financial statements prepared in accordance with IFRS by US issuers. The Roadmap sets forth several milestones that, if achieved, could result in the mandatory use of IFRS in financial statements filed with the SEC beginning in 2014, 2015, or 2016, depending on the size of the issuer, and allows for the early adoption for years ending after December 15, 2009. The SEC intends to monitor the progress of achieving the milestones before it makes its final decision in 2011 about whether to proceed with a mandatory adoption of IFRS.

MDS adopted US GAAP as its primary reporting standard for its consolidated financial statements in fiscal 2007. We commenced reporting under US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are U.S.-based multinational companies that report under US GAAP. Under CSA guidelines, there is currently no date that the Company is required to adopt IFRS. The Company currently expects to adopt IFRS as its primary reporting standard when the SEC either requires domestic registrants in the U.S. to transition to IFRS or when a majority of our competitors commence to report under IFRS.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. These principles differ in certain significant respects from Canadian GAAP, and these differences are described and quantified in note 32 to the consolidated financial statements.

Our significant accounting policies are contained in Note 3 to the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, projections related to stock-based compensation plans, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. The Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company's assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statement of operations in the period that they are determined.

Allowance for doubtful accounts

The Company maintains bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories

Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Finished goods and work in process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant, and equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 – 40 years
Equipment	3 – 10 years
Furniture and fixtures	3 – 10 years
Computer systems	3 – 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Goodwill

All business combinations are accounted for using the purchase method. Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired. In accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets"*, goodwill is not amortized but is tested for impairment, at least annually, at the reporting unit level. An assessment of the recoverability of goodwill is performed by the Company each fiscal year. This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be reconsidered.

Intangible assets

Intangible assets consist of acquired technology, brands, and license rights. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

License rights are amortized on a straight-line basis over their useful life, which is the term of the license right. Acquired technology represents the value of proprietary "know-how" that was technologically feasible as of the acquisition date. Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years.

Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace. Brands have a definite life and are amortized on a straight-line basis over their estimated useful life.

The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis or at other times during the course of the year should an event occur which suggests that the useful lives should be reconsidered.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In accordance with SFAS No. 141 *"Business Combinations"*, MDS immediately expenses acquired in-process research and development.

Impairment of long-lived assets
The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review in accordance with SFAS No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets"*. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting in accordance with Accounting Principles Board Opinion (APB) No.18, *"The Equity Method of Accounting for Investments in Common Stock"*. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are accounted for at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases is depreciated based on the useful life of the asset. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, and are amortized on a straight-line basis over the lease term. The Company is also considered to be the constructive owner as per Emerging Issues Task Force (EITF) 97-10, *"The Effect of Lessee Involvement in Asset Construction"*.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the service has been performed and a contractual right to bill exists.

A significant portion of the Company's pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue. Customer advances on contracts in progress are shown as liabilities.

The Company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until installation or acceptance, the Company defers that portion of the revenue until completion of installation or acceptance has been obtained. Revenues for training are deferred until the service is completed. Revenues for extended service contracts are recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Reimbursement revenues
In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. In connection with the requirements of the EITF Issue No. 01-14, *"Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred"*, amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues in the consolidated statements of operations.

Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in the consolidated statements of operations as the Company acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments. During the years ended October 31, 2008, 2007 and 2006, these fees were approximately $50 million, $63 million, $38 million, respectively.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation
The Company accounts for its stock-based compensation in accordance with the provisions of SFAS No. 123R, *"Share Based Payment"*. The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders' equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)"*. This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet; and, disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

Research and development (R&D)
The Company conducts various R&D programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. R&D, including internally processed, costs are expensed in the periods in which they are incurred.

Income taxes
The Company accounts for income taxes under the liability method according to SFAS No. 109 *"Accounting for Income Taxes"*. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year. All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year. Refundable tax credits are recorded as a reduction in the related expense.

On November 1, 2007, the Company adopted the provisions of the US Financial Accounting Standards Board (FASB) interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109"*. FIN 48 clarifies accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination. Refer to Note 21 of the consolidated financial statements for more information regarding the Company's adoption of FIN 48.

Controls and Procedures
Management is responsible for the design and operation of disclosure controls and procedures and internal control over financial reporting and is required to evaluate the effectiveness of these controls on an annual basis.

An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

In addition, changes in business conditions or changes in the nature of the Company's operations may render existing controls inadequate or affect the degree of compliance with policies and procedures. Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this report, management conducted an evaluation of the Company's disclosure controls and procedures and internal control over financial reporting. Our conclusions are set out below:

Disclosure controls and procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the rules of the Securities & Exchange Commission (SEC) and the Canadian Securities Administrators (CSA)) and has concluded that such disclosure controls and procedures were effective as at October 31, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's annual report on internal control over financial reporting

Management of MDS is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management believes that the COSO framework is a suitable framework for its evaluation of the Company's internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of MDS's internal control, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company's internal control are not omitted, and is relevant to an evaluation of internal control over financial reporting.

As a result of management's internal controls review, management has concluded that the Company's internal control over financial reporting was effective as at October 31, 2008.

Ernst & Young LLP, a registered public accounting firm that has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2008, has also issued a report on the Company's financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). A copy of their report dated January 27, 2009 can be found on page 45 of the Consolidated Financial Statements.

Changes in internal control over financial reporting

There have been no changes in MDS's internal control over financial reporting during the fiscal year ended October 31, 2008 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting, except for the new controls discussed below which management implemented in fiscal 2008 to address the fiscal 2007 material weakness.

To address the material weakness related to US GAAP accounting for stock-based incentive compensation identified for fiscal 2007, management implemented new measures in the first quarter of fiscal 2008 to remediate the control deficiency. These measures included a review of the fair value of certain stock-based incentive compensation plans with third-party experts, the calculation of fair value for these plans using a Monte Carlo simulation, and a review of accounting regulations for stock-based compensation plans with third-party experts. These measures strengthened internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS 123R), "Share-Based Payments". These measures were implemented for purposes of preparing the 2007 annual financial statements under US GAAP and were used to prepare amendments to financial information in our revised interim reports for the fiscal 2007 quarters as well as for 2008 quarterly and annual reporting. The results of these improvements have been audited by Ernst & Young LLP, the Company's independent auditors as appointed by MDS' shareholders. Although we believe that the reported material weakness was narrow in scope and that it did not have a pervasive impact on internal control over financial reporting at MDS, we continue to evaluate our internal control over financial reporting on an on-going basis and will upgrade and enhance internal control over financial reporting as needed.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Shareholders and Board of Directors of MDS Inc.

We have audited MDS Inc.'s internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MDS Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MDS Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated statements of financial position of MDS Inc. as of October 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2008 of MDS Inc. and our report dated January 27, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
January 27, 2009

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. (the "Company") as of October 31, 2008 and 2007 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2008. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2008 in conformity with US generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated statements of financial position for October 31, 2007 and related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period then ended to correct the previous accounting treatment related to the fiscal 2006 MAPLE Facilities transaction. Also, as discussed in Note 3 to the consolidated financial statements, effective October 31, 2007, the Company adopted the recognition and disclosure requirements of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pensions and Other Post-Retirement Plans", and effective November 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 27, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
January 27, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of October 31 (millions of US dollars, except share amounts)		2008		2007 Restated (Note 2)
ASSETS				
Current Assets				
Cash and cash equivalents	$	120	$	222
Short-term investments		-		102
Accounts receivable, net		264		287
Notes receivable		72		-
Unbilled revenue		86		99
Inventories, net		85		128
Income taxes recoverable		61		54
Current portion of deferred tax assets		20		45
Prepaid expenses and other		17		22
Assets held for sale		6		1
Total Current Assets		731		960
Restricted cash		13		13
Property, plant and equipment, net		301		975
Deferred tax assets		95		4
Long-term investments and other assets		125		290
Goodwill		452		782
Intangible assets, net		155		219
Total Assets	$	1,872	$	3,243
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	267	$	384
Current portion of deferred revenue		79		71
Income taxes payable		1		57
Current portion of long-term debt		19		94
Current portion of deferred tax liabilities		4		10
Total Current Liabilities		370		616
Long-term debt		263		290
MAPLE financial liability		-		161
Deferred revenue		10		17
Other long-term obligations		31		30
Deferred tax liabilities		108		188
Total Liabilities		782		1,302
Shareholders' Equity				
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 122,578,331 for 2008 and 2007, respectively		489		493
Additional paid-in capital		75		72
Retained earnings		301		880
Accumulated other comprehensive income		225		496
Total Shareholders' Equity		1,090		1,941
Total Liabilities and Shareholders' Equity	$	1,872	$	3,243

Incorporated under the Canada Business Corporations Act
Commitments and contingencies (Note 27)
See accompanying notes

On behalf of the Board:

James MacDonald, Director

William D. Anderson, Director

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31 (millions of US dollars, except per share amounts)		2008		2007 Restated (Note 2)		2006 Restated (Note 2)
Revenues						
Products	$	636	$	564	$	438
Services		579		555		517
Reimbursement revenues		100		91		105
Total revenues		1,315		1,210		1,060
Costs and expenses						
Direct cost of products		(387)		(360)		(296)
Direct cost of services		(374)		(338)		(362)
Reimbursed expenses		(100)		(91)		(105)
Selling, general and administration		(280)		(265)		(220)
Research and development		(79)		(68)		(53)
Depreciation and amortization		(100)		(79)		(51)
MAPLE Facilities lease reassessment:						
Write-off of construction-in-progress		(501)		-		-
Write-off of financial liability		160		-		-
Other impairment of long-lived assets		(11)		-		-
Impairment of goodwill		(320)		-		-
Restructuring charges - net		(13)		(37)		7
Change in fair value of embedded derivatives		(14)		4		-
Other income (expenses) - net		11		(84)		-
Total costs and expenses		(2,008)		(1,318)		(1,080)
Operating loss from continuing operations		(693)		(108)		(20)
Interest expense		(18)		(15)		(14)
Interest income		16		25		15
Change in fair value of interest rate swaps		2		1		-
Equity earnings		49		53		49
(Loss) income from continuing operations before income taxes		(644)		(44)		30
Income tax (provision) recovery						
- current		(40)		25		65
- deferred		131		(6)		(43)
(Loss) income from continuing operations		(553)		(25)		52
Income from discontinued operations - net of income taxes		-		806		98
Net (loss) income	$	(553)	$	781	$	150
Basic (loss) earnings per share						
- from continuing operations	$	(4.54)	$	(0.19)	$	0.36
- from discontinued operations		-		6.12		0.68
Basic (loss) earnings per share	$	(4.54)	$	5.93	$	1.04
Diluted (loss) earnings per share						
- from continuing operations	$	(4.54)	$	(0.19)	$	0.36
- from discontinued operations		-		6.11		0.68
Diluted (loss) earnings per share	$	(4.54)	$	5.92	$	1.04

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(millions of US dollars, except Common shares in thousands)	Common Shares: Shares (# in thousands)	Common Shares: Amount	Additional Paid-in Capital	Retained Earnings Restated (Note 2)	Accumulated Other Comprehensive Income Restated (Note 2)	Total Shareholders' Equity Restated (Note 2)
Balance as of October 31, 2005	142,099	$ 535	$ 67	$ 287	$ 268	$ 1,157
Other comprehensive income:						
Net income	-	-	-	150	-	150
Foreign currency translation, net of tax of $(2)	-	-	-	-	61	61
Unrealized loss on available-for-sale securities, net of tax of $1	-	-	-	-	(10)	(10)
Reclassification of realized losses, net of tax of nil	-	-	-	-	9	9
Dividends	-	-	-	(16)	-	(16)
Issuance of Common shares	361	7	-	-	-	7
Stock options exercised	1,859	24	-	-	-	24
Stock-based compensation	-	-	2	-	-	2
Balance as of October 31, 2006	144,319	566	69	421	328	1,384
Other comprehensive income:						
Net income	-	-	-	781	-	781
Foreign currency translation, net of tax of $(10)	-	-	-	-	189	189
Unrealized loss on available-for-sale securities, net of tax of $2	-	-	-	-	(3)	(3)
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $(2)	-	-	-	-	8	8
Reclassification of realized gains, net of tax of nil	-	-	-	-	(4)	(4)
Adoption of FAS 158, net of tax of $(5)	-	-	-	-	11	11
Dividends	-	-	-	(4)	-	(4)
Issuance of Common shares	108	2	-	-	-	2
Repurchase and cancellation of Common shares	(22,831)	(90)	-	(318)	(33)	(441)
Stock options exercised	982	15	(1)	-	-	14
Stock-based compensation	-	-	4	-	-	4
Balance as of October 31, 2007	122,578	493	72	880	496	1,941
Other comprehensive income:						
Net loss	-	-	-	(553)	-	(553)
Foreign currency translation, net of tax of $10	-	-	-	-	(249)	(249)
Reclassification of realized loss, net of tax of nil	-	-	-	-	3	3
Unrealized loss on available-for-sale securities, net of tax of nil	-	-	-	-	(2)	(2)
Unrealized loss on derivatives designated as cash flow hedges, net of tax of $5	-	-	-	-	(10)	(10)
Pension liability adjustments, net of tax of $3	-	-	-	-	(7)	(7)
Repurchase and cancellation of Common shares	(2,903)	(12)	-	(26)	(6)	(44)
Stock options exercised	462	7	-	-	-	7
Stock-based compensation	-	-	6	-	-	6
Other	-	1	(3)	-	-	(2)
Balance as of October 31, 2008	120,137	$ 489	$ 75	$ 301	$ 225	$ 1,090

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31 (millions of US dollars)	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Cash flows from operating activities			
Net (loss) income	$ (553)	$ 781	$ 150
Less: Income from discontinued operations - net of tax	-	806	98
(Loss) income from continuing operations	(553)	(25)	52
Adjustments to reconcile net (loss) income to cash provided by operating activities relating to continuing operations			
Items not affecting current cash flows	644	186	73
Net change in operating assets and liabilities	(109)	15	(105)
Cash (used in) provided by operating activities of continuing operations	(18)	176	20
Cash (used in) provided by operating activities of discontinued operations	-	(56)	104
	(18)	120	124
Cash flows from investing activities			
Acquisitions	(14)	(600)	-
Purchases of property, plant and equipment	(52)	(71)	(51)
Proceeds on sale of property, plant and equipment	2	4	-
Proceeds from sale of businesses and investments	23	13	5
Proceeds on sale of short-term investments	101	165	-
Purchases of short-term investments	-	(118)	(135)
Increase in restricted cash	-	(5)	(8)
Other	-	(15)	(11)
Cash provided by (used in) investing activities of continuing operations	60	(627)	(200)
Cash provided by investing activities of discontinued operations	-	929	73
	60	302	(127)
Cash flows from financing activities			
Proceeds from MAPLE Facilities project	-	-	22
Repayment of long-term debt	(89)	(18)	(7)
Payment of cash dividends	-	(3)	(13)
Issuance of shares	7	15	26
Repurchase of shares	(44)	(441)	-
Cash (used in) provided by financing activities of continuing operations	(126)	(447)	28
Cash (used in) financing activities of discontinued operations	-	(2)	(12)
	(126)	(449)	16
Effect of foreign exchange rate changes on cash and cash equivalents	(18)	10	11
Net (decrease) increase in cash and cash equivalents during the year	(102)	(17)	24
Cash and cash equivalents, beginning of year	222	239	215
Cash and cash equivalents, end of year	$ 120	$ 222	$ 239
Cash interest paid	$ 18	$ 22	$ 21
Cash taxes paid	$ 88	$ 15	$ 9

See accompanying notes

[All tabular amounts in millions of US dollars, except where noted]

1. Nature of Operations

MDS Inc. (MDS or the Company) is a Canadian-based global life sciences company that provides market-leading products and services that its customers need for the development of drugs and the diagnosis and treatment of disease. The Company is a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, sterilization technologies, radiotherapeutics, and analytical instruments. The Company has three business segments: MDS Pharma Services, which provides pharmaceutical contract research; MDS Nordion, which is focused on molecular imaging, sterilization technologies and radiotherapeutics; and MDS Analytical Technologies, which involves the development, manufacture, and sale of analytical instruments. In 2007, the Company acquired Molecular Devices Corporation, which was combined with MDS Sciex to form MDS Analytical Technologies (Note 4).

The Company's customers, directly or through its joint venture partners, include a broad range of manufacturers of medical products including pharmaceutical manufacturers, biotechnology companies, and manufacturers of medical supplies and devices, in addition to academic and government institutions. These customers are located in essentially all major international markets.

2. MAPLE Facilities Project

Background

In 1991, MDS acquired the Nordion business from the Government of Canada. At that time, MDS assumed an existing 1988 isotope supply agreement (the 1988 Agreement) between Nordion and the Atomic Energy of Canada Limited (AECL), a Canadian Crown corporation. The 1988 Agreement provided for the supply of isotopes from AECL to Nordion for a maximum of 23 years. The isotopes were being produced at the AECL's National Research Universal (NRU) reactor and were eventually to be produced from a new AECL-owned reactor called MAPLE X which was to be constructed and operated within this period to provide MDS Nordion with the assurance of a long-term supply of isotopes. The obligation to build MAPLE X became the subject matter of a dispute between MDS, AECL, and the Government of Canada in 1993 to 1994, which resulted in the entering into a new agreement between AECL and MDS in 1996 (the 1996 Agreement).

The 1996 Agreement replaced the 1988 Agreement, provided for ongoing interim supply from the NRU, and provided for AECL to design, develop, construct and operate two nuclear reactors and a processing centre (the MAPLE Facilities) which were to be owned by MDS. The project was intended to replace the majority of the isotope-producing capacity of AECL's NRU reactor, and to also provide a back-up source of supply. AECL agreed to provide interim supply of medical isotopes from NRU until the MAPLE Facilities were operational. The MAPLE Facilities were required to achieve certain operational criteria by the year 2000 at a planned cost to MDS of C$145 million.

By 2005, the project had not yet been completed and the costs had more than doubled, with MDS's investment exceeding C$350 million. To address those issues, in March 2005, the Company entered into mediation with AECL related to disputes arising from the 1996 Agreement. In February 2006, both parties agreed to a new agreement (the 2006 Agreement) under which MDS exchanged all of its ownership rights and obligations in the MAPLE Facilities for a new 40 year long-term supply of isotopes to be produced in the now AECL-owned MAPLE Facilities. AECL also acquired $46 million of raw material inventory (Moly-99 targets) and consumable fuel bundles (highly enriched uranium) from MDS which are used to produce medical isotopes. In return, MDS received a cash payment of $22 million and a non-interest bearing note receivable for $46 million. In addition, the interim supply agreement in the 1996 Agreement was exchanged for essentially the same interim supply agreement in the 2006 Agreement. Under the 2006 Agreement, AECL assumed complete ownership of the MAPLE Facilities and took responsibility for all costs associated with completing the facilities and all associated ownership responsibilities including maintenance, repair, production of isotopes, and decommissioning of the MAPLE Facilities. The MAPLE Facilities were required to meet certain operational criteria by October 31, 2008 as specified in the 2006 Agreement. The parties retained certain rights related to existing claims. The terms of this agreement are the subject of the Company's current dispute with AECL as discussed below.

The transaction related to the 2006 Agreement was originally recorded in the form of a "bundled" exchange represented by a non-monetary transaction in accordance with FAS 153, *Accounting for Non-Monetary Exchanges, an amendment of APB No.29*. The exchange of cash, a non-interest bearing note, inventory, construction in-progress, a long-term supply agreement and an interim supply agreement (the "Components") resulted in a loss of $36 million being recorded in 2006. The fair value of the 40 year long-term supply agreement was recorded as an intangible asset and it was to be amortized on a straight-line basis over a 40-year period upon commencement of commercial production of MAPLE isotopes, which was expected to be no later than October 31, 2008.

[All tabular amounts in millions of US dollars, except where noted]

On May 16, 2008, AECL and the Government of Canada announced their intention to discontinue AECL's work on the MAPLE Facilities located at its Chalk River laboratories, effective immediately. MDS was neither consulted nor informed in advance by AECL or the Government of Canada about their decision. Prior to its May 16, 2008 announcement, AECL had consistently maintained in regular project review meetings with the Company that it would complete the MAPLE Facilities. AECL's announcement and position represents a different perspective on AECL's obligations than that held by MDS.

On July 8, 2008, MDS served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, and, in the alternative and in addition to such order, seeking significant monetary damages. MDS concurrently filed a court claim against AECL and the Government of Canada. MDS is seeking against AECL (i) damages in the amount of C$1.6 billion for negligence and breach of contract relating to the 1996 Agreement; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of C$1.6 billion for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government's conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the Facilities Development and Constructing Funding Agreement (FDCFA) (a loan agreement between the Government of Canada and MDS for C$100 million of which C$68 million is outstanding); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA.

AECL and the Government of Canada also announced on May 16, 2008 that their decision to discontinue the MAPLE Facilities project would not impact the current supply of medical isotopes; that AECL would continue to supply medical isotopes using the NRU reactor; and that AECL would pursue an extension of the NRU operation beyond the expiry date of its current license of October 31, 2011. While MDS supports the decision to pursue an extension of the license, the Company believes the approach does not adequately address long-term supply. It is the Company's position that AECL has breached its contract with MDS, and the Company believes that it has a strong case against AECL and the Government of Canada with respect to the 2006 Agreement, which we continue to actively pursue. However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature, the range of remedies that may be awarded under the arbitration and/or lawsuit if MDS is successful in its claim, the Company is unable to project a specific outcome related to the resolution of this dispute.

Restatement of Fiscal 2006 Accounting Related to the MAPLE Facilities

During the fourth quarter of 2008, the Company reviewed its accounting for the transaction related to the 2006 Agreement described above, and has determined that the original accounting treatment was not correct. Instead, the portion of the 2006 Agreement relating to the 40 year long-term supply agreement resulted in an arrangement that upon completion of the MAPLE Facilities would have met the definition of a capitalized lease. Key factors supporting this determination include the facts that MDS would have obtained substantially all of the output from the MAPLE Facilities and that MDS had made significant investments in the construction of the MAPLE Facilities prior to the 2006 Agreement, which from an accounting perspective, resulted in MDS remaining as the owner of the MAPLE Facilities. As a result, in 2006 MDS should have recorded the MAPLE Facilities as a construction in-progress asset until completion of the project, whereupon a capitalized lease asset would be recognized and amortization would have commenced. In addition, the capital costs incurred by AECL since 2006 should have been capitalized, with a corresponding offset to a financing liability, even though MDS has no obligation to reimburse AECL for their incurred capital costs. The resulting impact from this restatement of the 2006 transaction, and its impact on subsequent years, is described below and in the tables and footnotes that follow.

Under the above accounting, the $356 million incurred to build the MAPLE Facilities prior to their transfer to AECL would remain as construction in-progress and no gain or loss would be recorded. As a result, the $36 million pre-tax loss and associated income taxes previously reported in 2006 have been reversed and the 2007 consolidated statement of financial position has been restated. From 2006 to 2008, $147 million of additional costs incurred by AECL in their efforts to complete the project were recorded in construction in-progress and a corresponding amount was recorded as a long-term non-cash financing liability. In addition, a $14 million financing liability would have been recorded related to proceeds received by MDS from AECL and $25 million of implicit interest expense associated with MDS construction costs during the period should have been capitalized, resulting in an increase in net income in each period subsequent to the 2006 transaction with AECL. Prior to the write-off of the MAPLE Facilities in the fourth quarter of fiscal 2008 (see further discussion below), the restatement increased net assets by $38 million and 2008 net income by $4 million. The restatement also changed accumulated other comprehensive income by a decrease of $4 million in 2008 and an increase of $6 million in 2007.

[All tabular amounts in millions of US dollars, except where noted]

Impact of the Financial Restatements

The following tables disclose the impact of the changes on the consolidated statement of financial position as of October 31, 2007 and the consolidated statements of operations for each of the two years in the period ended October 31, 2007 and 2006:

Consolidated Statement of Financial Position	As of October 31, 2007		
	Previously Reported	Adjustments	Restated
Property, plant and equipment, net	$ 386	$ 589 a	$ **975**
Intangible assets, net	583	(364) b	**219**
MAPLE financial liability	-	161 c	**161**
Deferred tax liabilities	168	20 d	**188**
Retained earnings	842	38 e	**880**
Accumulated other comprehensive income	$ 490	$ 6	$ **496**

Consolidated Statement of Operations	For the year ended October 31, 2007		
	Previously Reported	Adjustments	Restated
Interest expense	$ (27)	$ 12 e	$ **(15)**
Income tax (provision) – deferred	(2)	(4) e	**(6)**
Net income	$ 773	$ 8	$ **781**
Basic (loss) earnings per share			
- from continuing operations	$ (0.25)	$ 0.06	$ **(0.19)**
- from discontinued operations	6.12	-	**6.12**
	$ 5.87	$ 0.06	$ **5.93**
Diluted (loss) earnings per share			
- from continuing operations	$ (0.25)	$ 0.06	$ **(0.19)**
- from discontinued operations	6.11	-	**6.11**
	$ 5.86	$ 0.06	$ **5.92**

Consolidated Statements of Operations	For the year ended October 31, 2006		
	Previously Reported	Adjustments	Restated
Other income (expenses) - net	$ (36)	$ 36 e	$ **-**
Interest expense	(21)	7 e	**(14)**
Income tax (expense) - deferred	(30)	(13) e	**(43)**
Net income	$ 120	$ 30	$ **150**
Basic earnings per share			
- from continuing operations	$ 0.15	$ 0.21	$ **0.36**
- from discontinued operations	0.68	-	**0.68**
	$ 0.83	$ 0.21	$ **1.04**
Diluted earnings per share			
- from continuing operations	$ 0.15	$ 0.21	$ **0.36**
- from discontinued operations	0.68	-	**0.68**
	$ 0.83	$ 0.21	$ **1.04**

[All tabular amounts in millions of US dollars, except where noted]

Notes for adjustments:

(a)	Recording of construction-in-progress and capitalized interest related to lease accounting	$	589
	Additional construction-in-progress and capitalized interest during fiscal 2008		39
	Impact of foreign currency translation as at October 31, 2008		(127)
	Construction-in-progress and capitalized interest related to lease accounting as at October 31, 2008	$	501
(b)	Reversal of intangible assets for long-term supply agreement recognized in fiscal 2006	$	(364)
(c)	Recording of MAPLE financial liability related to lease accounting	$	161
	Additional MAPLE financial liability during fiscal 2008		34
	Impact of foreign currency translation as of October 31, 2008		(35)
	MAPLE financial liability relating to lease accounting as of October 31, 2008	$	160
(d)	Deferred tax liabilities relating to capitalized interest and reversal of loss on non-monetary transaction	$	20
(e)	Fiscal 2007 consolidated statement of operations adjustments for capitalized interest and taxes	$	8
	Fiscal 2006 consolidated statement of operations adjustments for reversal of loss on non-monetary transaction, capitalized interest and taxes		30
	Total impact on retained earnings as of October 31, 2007	$	38

MAPLE Facilities Lease Reassessment

During the fourth quarter, MDS continued to pursue the arbitration and legal claims discussed above, held discussions with AECL and various Canadian governmental representatives, and further assessed the situation. The Company also conducted its fourth quarter 2008 reassessment of the MAPLE Facilities lease as required under EITF 01-08. Based on the Company's current assessment of the results obtained from the above activities and other related events which occurred during its fourth quarter, it has determined that as of October 31, 2008, it can no longer support with sufficient certainty the assertion that the 2006 Agreement will be fulfilled by product from the MAPLE Facilities as required under lease accounting. Therefore, the MAPLE Facilities no longer qualify for lease accounting and MDS is no longer considered to be the owner of the construction in-progress asset. Accordingly, the construction in-progress asset and the related financing liability have been written-off as described below.

After restating the MAPLE Facilities transaction, the October 31, 2008 write-off includes $501 million of construction in-progress, $14 million of long-term financing liability, and $147 million representing the remaining non-cash financing liability. This write-off also resulted in the recognition of $95 million of deferred tax assets. The restatement of the MAPLE Facilities and the subsequent write-off does not affect the related AECL long-term notes receivable (MDS has received and continues to receive payments from AECL related to the non-interest bearing notes receivable) and Canadian government notes payable (MDS has made payments and continues to make payments to the Canadian government related to the non-interest bearing notes payable) as discussed in Notes 10 and 14.

Further, as noted above, while the Company believes that it has a strong case against AECL and the Government of Canada for breach of contract, because of (i) the present stage and complex nature of the proceedings against AECL and the Government of Canada, (ii) the uncertainty in projecting the probability of any outcome to a dispute of this nature and (iii) the range of remedies that may be awarded under the arbitration and/or lawsuit if we are successful in our claim, the Company is unable at this time to support the propriety of recording any specific receivable or any other specific contingent gain, in accordance with FASB No. 5, *Accounting for Contingencies,* based on the uncertainty of what remedy might be awarded to MDS.

3. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared by the Company in United States (US) dollars and in accordance with United States generally accepted accounting principles (US GAAP) applied on a consistent basis. These policies are consistent with Canadian generally accepted accounting principles (Canadian GAAP) in all material respects, except as described in Note 32, "Differences Between United States and Canadian Generally Accepted Accounting Principles".

Beginning with its fiscal 2007 year-end, the Company adopted the US dollar as its reporting currency and US GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Principles of consolidation
The consolidated financial statements include the accounts of all entities controlled by the Company, which are referred to as subsidiaries. The Company has no interests in variable interest entities of which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence, and for entities that are jointly owned and controlled (referred to as joint ventures).

Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, projections related to stock-based compensation plans, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. The Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company's assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Restricted cash
Restricted cash includes cash held for specific purposes related largely to acquisitions, divestures, or liability insurance.

Short-term investments
Short-term investments are investments with original maturities of greater than three months and less than one year at the time the investment is made.

The Company accounts for its short-term investments in accordance with SFAS No.115, *"Accounting for Certain Investments in Debt and Equity Securities"*. Short-term investments included securities that are classified as available-for-sale and are reported at fair value.

Realized gains and losses on securities are included in income and are determined using the specific identification method. Unrealized holding gains and losses on securities classified as available-for-sale are excluded from income and are reported in accumulated other comprehensive income, net of related income taxes.

Allowance for doubtful accounts
The Company maintains bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 – 40 years
Equipment	3 – 10 years
Furniture and fixtures	3 – 10 years
Computer systems	3 – 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Capitalized software
The Company accounts for internal-use software in accordance with the provisions of AICPA Statement of Position (SOP) No. 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"*, which requires capitalization of certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces, and installation and testing of the software. Costs incurred in the preliminary project stage and the post-implementation stage are expensed as incurred. The Company amortizes capitalized costs using the straight-line method over the estimated useful life of the software, generally over a period of three to seven years.

Goodwill
All business combinations are accounted for using the purchase method. Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired. In accordance with SFAS No.142, *"Goodwill and Other Intangible Assets"*(SFAS No.142), goodwill is not amortized but is tested for impairment, at least annually, at the reporting unit level.

An assessment of the recoverability of goodwill is performed by the Company each fiscal year. This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be reconsidered.

Intangible assets
Intangible assets consist of acquired technology, brands, and licenses. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

Licenses are amortized on a straight-line basis over their useful life, which is the term of the license. Acquired technology represents the value of proprietary "know-how" that was technologically feasible as of the acquisition date. Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years.

Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace. Brands have a definite life and are amortized on a straight-line basis over their estimated useful life.

The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis or at other times during the course of the year should an event occur which suggests that the useful lives should be reconsidered.

In accordance with SFAS No.141, *"Business Combinations"*, MDS immediately expenses acquired in-process research and development.

Impairment of long-lived assets
The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review in accordance with SFAS No.144, *"Accounting for Impairment or Disposal of Long-Lived Assets"*(SFAS No. 144). Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting in accordance with Accounting Principles Board Opinion (APB) No.18, *"The Equity Method of Accounting for Investments in Common Stock"*. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are accounted for at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases is depreciated based on the useful life of the asset. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term. From February 22, 2006 until the Octobere 31, 2008 write-off of the MAPLE Facilities, the Company was also considered to be the constructive owner of the MAPLE Facilities as per Emerging Issues Task Force (EITF) 97-10, *"The Effect of Lessee Involvement in Asset Construction"*.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the service has been performed and a contractual right to bill exists.

A significant portion of the Company's pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue. Customer advances on contracts in progress are shown as liabilities.

[All tabular amounts in millions of US dollars, except where noted]

The Company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until installation or acceptance, the Company defers that portion of the revenue until completion of installation or acceptance has been obtained. Revenues for training are deferred until the service is completed. Revenues for extended service contracts are recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Reimbursement revenues
In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. In connection with the requirements of EITF Issue No. 01-14, *"Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred"*, amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues in the consolidated statements of operations.

Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in the consolidated statements of operations as the Company acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments. During the years ended October 31, 2008, 2007 and 2006, these fees were approximately $50 million, $63 million, and $38 million, respectively.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation
The Company accounts for its stock-based compensation in accordance with the provisions of SFAS No.123R, *"Share Based Payment"*. The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders' equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No.158, *"Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)"*. This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet; and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

[All tabular amounts in millions of US dollars, except where noted]

Research and development (R&D)
The Company conducts various R&D programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. R&D costs, including internally processed, are expensed in the periods in which they are incurred.

Income taxes
The Company accounts for income taxes under the liability method according to SFAS No.109 *"Accounting for Income Taxes"*. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year. All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year. Refundable tax credits are recorded as a reduction in the related expense.

On November 1, 2007, the Company adopted the provisions of the FASB interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109"*. FIN 48 clarifies accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination. See Note 21 for more information regarding the Company's adoption of FIN 48.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of common shares assumed to be repurchased from the total of issuance proceeds plus future period compensation expense on options granted on or after November 1, 2003, using the average market price of the Company's common shares during the applicable period.

Foreign currency translation
Although the Company reports its financial results in US dollars, the functional currency of the Company's Canadian operations is Canadian dollars and the functional currencies of the Company's foreign subsidiaries are their local currencies. In accordance with SFAS No.52, *"Foreign Currency Translation"*, the financial statements of these subsidiaries are translated into US dollars as follows: assets and liabilities at year-end exchange rates; revenues and expenses at average exchange rates for the period; and the Company's net investment in foreign subsidiaries at historical exchange rates. Exchange gains and losses on foreign currency transactions are recorded in Other income (expenses) - net.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as other comprehensive income. Upon reduction of the Company's investment in the foreign subsidiary, due to a sale or complete or substantially complete liquidation, the amount included in accumulated other comprehensive income is recognized in income.

Derivative financial instruments
The Company operates globally, which gives rise to risks that its income and cash flows may be adversely impacted by fluctuations in foreign exchange rates and interest rates. In order to manage or hedge these risks, the Company enters into foreign currency forward contracts, foreign currency option contracts, and interest rate swap contracts. These are considered to be derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes.

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in the fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in foreign operations (net investment hedges).

[All tabular amounts in millions of US dollars, except where noted]

The Company hedges its net investment in certain US subsidiaries by designating its US dollar denominated long-term debt as an effective hedge against this exposure.

The effective portion of foreign currency gains and losses on contracts used to hedge anticipated foreign currency denominated sales are recognized as an adjustment to revenues when the sale is recorded.

Interest rate swap contracts may be used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based. The effective portion, if any, of the change in derivative fair value is included in accumulated other comprehensive income until the hedged transactions occur. At that time, the amount is reclassified into income. The change in the derivative's fair value attributable to the ineffective portion, together with the time value that is excluded from the assessment of effectiveness, is included in earnings in the period.

The Company documents all relationships between hedging instruments and hedged items contemporaneously, at the inception of the hedge as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated statements of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in the fair values or the cash flows of hedged items.

The Company records derivatives as assets and liabilities measured at fair value. For a derivative designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in income in the period in which the changes occur. For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in income when the hedged item affects the statements of operations. Ineffective portions of changes in the fair value of the derivative in a cash flow hedge are recognized in other income (expense) - net in the period in which the changes occur. If the derivative has not been designated as an accounting hedge relationship or if a designated hedging relationship is no longer highly effective, changes in the fair value of the derivative are recognized in income beginning in the period in which the changes occur.

When a fair value hedging relationship is terminated upon the sale of a derivative, or the hedging relationship is de-designated, the fair value basis adjustment recorded on the hedged item is recognized in the same manner as the other components of the hedged item. For a cash flow hedge that is terminated because the derivative is sold, expired or the relationship is de-designated, the unrealized gain on loss remains in accumulated other comprehensive income until the hedged item affects the statement of operations. If a cash flow or fair value hedging relationship is terminated because the underlying hedged item is repaid or is sold, or it is no longer probable that the hedged forecasted transaction will occur, the accumulated balance in the accumulated other comprehensive income or the fair value basis adjustment recorded on the hedged item is recorded immediately in income.

Comprehensive income
The Company accounts for comprehensive income in accordance with SFAS No.130, *"Reporting Comprehensive Income"*. As it relates to the Company, comprehensive income is defined as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of US dollar reporting and is presented in the consolidated statements of shareholders' equity, net of income taxes.

Recent accounting pronouncements

United States
a) In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements" (SFAS No. 157)*. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated results of operations and financial condition.

[All tabular amounts in millions of US dollars, except where noted]

b) In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115"* (SFAS No. 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS No. 159 on November 1, 2008. The adoption is not expected to have a material impact on the consolidated results of operations and financial condition.

c) In December 2007, the FASB issued SFAS No. 141R, *"Business Combinations"* (SFAS No. 141R). The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS No. 141R effective for acquisitions after October 31, 2009. The Company is currently evaluating the effects this will have on its consolidated results of operations and financial condition. The impact would be on a prospective basis, except for unrecognized tax effects of previous acquisitions.

d) In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51"* (SFAS No.160), which is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the noncontrolling interest held by others in entities that are consolidated by the reporting entity. The provisions of SFAS No.160 are required to be adopted by the Company on November 1, 2009, and are not expected to have a material impact on the Company's consolidated results of operations and financial condition.

e) In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement 133"* (SFAS No. 161), which is effective for fiscal years and interim periods beginning after November 15, 2008. MDS plans to adopt the provisions of SFAS No. 161 in the first quarter ending January 31, 2009.

f) In April 2008, the FASB issued Financial Statement Position 142-3, *"Determination of the Useful Life of Intangible Assets"* (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption of FSP 142-3 is planned for the first quarter ending January 31, 2009, and is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

g) In May 2008, the FASB issued SFAS No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"* (SFAS No. 162). Under SFAS No. 162, which is effective on November 15, 2008, the US GAAP hierarchy will now reside in the accounting literature established by the FASB. SFAS No.162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with US GAAP. The Company plans to adopt SFAS No. 162 during the first quarter ending January 31, 2009, which is not expected to impact the Company's consolidated financial statements.

International Accounting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and in the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) has issued CSA Notice 52-321 that confirms that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. However, domestic issuers that are also a Securities and Exchange Commission (SEC) registrant, like MDS, will be able to continue to report under US GAAP.

On November 14, 2008, the SEC issued its "Roadmap" for the potential use of financial statements prepared in accordance with IFRS by US issuers. The Roadmap sets forth several milestones that, if achieved, could result in the mandatory use of IFRS in financial statements filed with the SEC beginning in 2014, 2015, or 2016, depending on the size of the issuer, and allows for the early adoption for years ending after December 15, 2009. The SEC intends to monitor the progress of achieving the milestones before it makes its final decision in 2011 about whether to proceed with a mandatory adoption of IFRS.

[All tabular amounts in millions of US dollars, except where noted]

MDS adopted US GAAP as its primary reporting standard for its consolidated financial statements in fiscal 2007. We commenced reporting under US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies that report under US GAAP. Under CSA guidelines, there is currently no date that the Company is required to adopt IFRS. The Company currently expects to adopt IFRS as its primary reporting standard when the SEC either requires domestic registrants in the US to transition to IFRS or when a majority of our competitors commence to report under IFRS.

Canadian Accounting Standards
For an update of recent Canadian accounting standards, see Note 32.

4. Acquisitions

a) Blueshift Biotechnologies Inc.

On June 26, 2008, MDS acquired 100% of the common shares of Blueshift Biotechnologies Inc. (Blueshift), a small biomedical company focused on the development of screening platforms for life sciences research. The Company acquired Blueshift primarily to utilize its technologies to expand the Company's analytical instrumentation and related product offerings. The purchase price totaled $14 million, of which $1 million has been placed in escrow. This escrow amount less claims for indemnifications will be released to the vendors on June 26, 2009. An additional amount of $0.5 million has been placed in escrow, which is contingent on the achievement of certain milestones.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, *"Business Combinations"* (SFAS No. 141) and the Company has allocated the purchase price to the assets acquired and the liabilities assumed. The purchase price and related allocations have been finalized. In connection with determining the fair value of the assets acquired and the liabilities assumed, management performed assessments of the assets and liabilities using customary valuation procedures and techniques. The operations for this acquisition are reported within the results of the MDS Analytical Technologies segment in the consolidated financial statements from the acquisition date. The impact and effect of pro forma information for the Company assuming this acquisition occurred on November 1, 2007 and November 1, 2006, respectively, is immaterial.

b) Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer, which resulted in the Company acquiring 100% of the shares of Molecular Devices Corporation (MDC), a California-based company with global operations. MDC designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. The Company acquired MDC primarily to add their leading-edge products and to strengthen the Company's position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers. The operations for this acquisition are reported within the results of the MDS Analytical Technologies segment in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration, net of cash acquired of $21 million, was $600 million, paid in cash from existing cash on hand. Included in the consideration is a $27 million cash cost to buy back outstanding in-the-money options of MDC at the closing date of the acquisition. Direct and incremental third party acquisition costs associated with the acquisition and included in the aggregate purchase consideration of $600 million were approximately $7 million. Since October 31, 2007, the principal change in the purchase price allocation relates to a lower value placed upon acquired brands of $30 million. The purchase price and related allocations have been finalized in fiscal 2008 and are detailed in the table below.

The acquisition has been accounted for as a purchase in accordance with SFAS No.141 and, accordingly, the purchase price of the acquisition has been allocated based upon the fair values of the assets acquired and liabilities assumed.

c) Other Acquisition

In December 2007, MDS acquired 100% of the outstanding share capital of a company that is developing a product complementary to MDS Analytical Technologies' product portfolio. MDS paid total consideration of $4 million, which consisted of cash of $2 million on closing and subsequent contingent cash consideration of $2 million. Management has determined that the acquired product does not constitute a business as it requires a significant amount of modification to achieve widespread commercial viability. As a result, the total consideration of $4 million has been recorded as in-process research and development.

[All tabular amounts in millions of US dollars, except where noted]

d) Acquisition Cost Allocations

	Blueshift	MDC
Net tangible assets	$ -	$ 26
Developed technologies (five-year weighted average useful life)	8	161
Brands	-	30
Goodwill (not deductible for income tax purposes)	6	383
Total purchase price	$ 14	$ 600

Net tangible assets for MDC of $26 million comprise $40 million of inventories, $12 million of property, plant and equipment, $19 million of acquired net deferred tax liabilities, a charge of $8 million to eliminate redundant positions and consolidate redundant facilities over the course of the next year, and $1 million of other net assets.

5. Discontinued Operations and Assets Held for Sale

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-lived Assets"* (SFAS No. 144), long-lived assets classified as held for sale are measured at the lower of cost or fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed. The Company classified certain operations as held for sale in accordance with SFAS No. 144.

a) During fiscal 2008, the Company adopted a plan to dispose of an office building in Phoenix, Arizona, which is part of MDS Pharma Services, which will no longer be utilized due to the move to another facility. Although the Company had originally estimated that the final sale and disposal of the asset would be completed by mid-2009, recent and ongoing global and economic and market conditions have resulted in management updating its expectations that the disposition will be completed in 2010 due to these uncertain times. In connection with the plan of disposal, the Company determined that the $6 million carrying value of the building does not exceed its fair value and thus, no impairment loss has been recorded. This asset is presented on the consolidated statements of financial position in "Assets held for sale" and is no longer depreciated.

b) During fiscal 2008, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines. Under the terms of the agreement, Best Medical International Inc. (Best Medical) purchased MDS Nordion's external beam therapy and self-contained irradiator product lines for $15 million in cash. These two product lines have combined annualized revenues of approximately $32 million and approximately 150 employees. The Company recorded a loss on sale of this business of $4 million, including a $1 million impairment of goodwill. In accordance with SFAS No.88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits"*, a pension curtailment gain of approximately $1 million was recorded as a result of the transfer of employees to Best Medical.

c) In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. in a C$1.3 billion transaction. The sale of MDS Diagnostic Services closed in February 2007. The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests resulted in net proceeds of $988 million, comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009. This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million. Included in income from discontinued operations is a gain of $791 million net of income taxes on the transaction, which the Company recorded in fiscal 2007. Goodwill associated with the sale of the diagnostic services business amounted to $56 million.

d) During fiscal 2006, the Company completed the sale of its 50% interest in Source Medical Corporation; its 26% interest in Calgary Laboratory Services; and various pharmaceutical services operations. As a result of these transactions, the Company received proceeds from the sale of discontinued operations and other businesses totaling $78 million and recorded a net gain of $24 million in 2006. Goodwill associated with the sale of the discontinued operations in 2006 amounted to $24 million.

The operating results of MDS Diagnostic Services and Source Medical Corporation have been reported as income from discontinued operations on the consolidated statements of operations. The sale of MDS Nordion's two product lines does not meet the requirements for discontinued operations. The results of the discontinued operations for the years ended October 31 were as follows:

[All tabular amounts in millions of US dollars, except where noted]

		2007		2006
Net revenues	$	95	$	362
Cost of revenues		(57)		(225)
Selling, general and administration		(16)		(53)
Depreciation and amortization		-		(10)
Restructuring charges[1]		-		(1)
Other expenses		-		(3)
Operating income		22		70
Gain on sale of discontinued operations		904		24
Dividend and interest income		1		2
Income taxes		(117)		7
Minority interest		(5)		(8)
Equity earnings		1		3
Income from discontinued operations – net of income tax	$	806	$	98

[1] *Included in the income from discontinued operations are net restructuring charges for 2006 associated with workforce reductions.*

6. Short-Term Investments

As at October 31, 2008, the Company held no short-term investments. As at October 31, 2007, short-term investments of $102 million consisted of bankers' acceptances and treasury bills, which have either been sold or matured during fiscal 2008.

7. Accounts Receivable

		2008		2007
Trade accounts receivable	$	**237**	$	238
Other receivables		**33**		54
		270		292
Allowance for doubtful accounts		**(6)**		(5)
Accounts receivable, net	$	**264**	$	287

8. Inventories

		2008		2007
Raw materials and supplies	$	**60**	$	83
Work-in-process		**14**		34
Finished goods		**21**		26
		95		143
Allowance for excess and obsolete inventory		**(10)**		(15)
Inventories, net	$	**85**	$	128

9. Property, Plant and Equipment

	2008				2007 Restated (Note 2)			
		Cost		**Accumulated Depreciation**		Cost		Accumulated Depreciation
Land	$	**25**	$	**-**	$	25	$	-
Buildings		**142**		**43**		176		60
Equipment		**199**		**139**		266		182
Furniture and fixtures		**26**		**20**		29		22
Computer systems		**136**		**81**		145		77
Leasehold improvements		**58**		**31**		60		33
Facility modifications		**23**		**13**		30		15
Construction in-progress		**19**		**-**		633		-
		628				1,364		
Accumulated depreciation		**(327)**				(389)		
Property, plant and equipment, net	$	**301**	$	**327**	$	975	$	389

[All tabular amounts in millions of US dollars, except where noted]

Included in property, plant and equipment are assets under capital leases and construction in-progress as follows:

	2008				2007 Restated (Note 2)			
		Cost		Accumulated Depreciation		Cost		Accumulated Depreciation
Buildings	$	-	$	-	$	15	$	6
Computer systems		3		2		3		2
Construction in-progress[1]		-		-		589		-
		3				607		
Accumulated depreciation		(2)				(8)		
	$	1	$	2	$	599	$	8

[1] *Construction in-progress only relates to the MAPLE Facilities.*

During fiscal 2008, depreciation expense of $1 million (2007 – $4 million; 2006 – $1 million) was recorded on assets under capital leases.

Computer systems include capitalized software having a net book value of $44 million (2007 – $35 million). During fiscal 2008, amortization charges associated with capitalized software were $17 million (2007 – $8 million; 2006 – $8 million).

As previously discussed (Note 2), the Company has determined that its original fiscal 2006 accounting treatment for the MAPLE Facilities was not correct and has restated its historical results to report the MAPLE Facilities as construction in-progress (with an impact of $356 million), and when completed, as a capital lease with an estimated 40-year useful life. During the fourth quarter of fiscal 2008, the Company has written off the net assets related to the MAPLE Facilities.

10. Long-Term Investments and Other Assets

		2008		2007
Financial instrument pledged as security on long-term debt[(a)] *(Note 14)*	$	35	$	46
Long-term notes receivable[(b)]		30		125
Equity investment[(c)]		5		10
Investment in joint ventures *(Note 25)*		13		38
Available for sale investments[(d)]		16		32
Deferred pension assets *(Note 24)*		26		39
Long-term investments and other assets	$	125	$	290

(a) Financial instrument pledged as security on long-term debt

The financial instrument pledged as security on long-term debt, which is classified as held to maturity, has a fair value that approximate its carrying value. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. As of October 31, 2008, the fair value of this financial instrument is $38 million (C$46 million), of which $3 million is included in cash and cash equivalents.

(b) Long-term notes receivable

In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable for $38 million after discounting was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing in 2008. All scheduled monthly payments due have been received. The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%. The value as at October 31, 2008 is $40 million, of which $10 million is included in notes receivable. The note receivable will be accreted up to its face amount of C$53 million over a period of four years. Refer to Note 2, "MAPLE Facilities Project".

A $62 million Canadian denominated note receivable relating to the sale of the diagnostics business referred to in Note 5(c) was reclassified from long-term investments and other assets to notes receivable as it is due on March 31, 2009. The note has an imputed interest rate of 4.5%.

(c) Equity investment

The Company owns 45.7% of the outstanding shares of Lumira Capital Corp., (Lumira), formerly MDS Capital Corp. Lumira is an investment fund management company that also has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and

[All tabular amounts in millions of US dollars, except where noted]

other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values. In 2007, the Company wrote down this investment to its estimated fair value and recorded a provision of $6 million in other expenses. In February 2008, the Company received $4 million in cash from Lumira as a distribution and reduction in stated capital.

(d) Available for sale investments

(i) Asset Backed Commercial Paper

Included in available for sale investments is an investment in non-bank sponsored asset backed commercial paper (ABCP) issued by two trusts with an original cost of C$17 million. As a result of liquidity issues in the Canadian ABCP market that began in August 2007, this investment did not settle at maturity in September 2007. On September 6, 2007, a Pan-Canadian Investors Committee (the Committee) was formed to propose a solution to the liquidity problem affecting the Canadian third party ABCP market. On December 23, 2007, the Committee announced the approval of an agreement in principle to restructure the affected ABCP. On March 17, 2008, the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies' Creditors Arrangement Act (CCAA) seeking a meeting of noteholders to vote on the Committee's restructuring plan. On April 25, 2008, the noteholders of the affected ABCP voted and approved the Committee's restructuring plan. On June 5, 2008, the restructuring plan was sanctioned by an order of the Court as required under the CCAA. On September 19, 2008, the Supreme Court of Canada denied certain noteholders' application for leave to appeal.

The Company has estimated the fair value of its investments in ABCP using all currently available information and assumptions that market participants would use in pricing such investments. The Company reviewed information provided by the Committee, and other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions. Based on a probability-weighted discounted cash flow approach to value its investment, the Company has recorded an impairment loss of $3 million in fiscal 2008 (2007 - $2 million), representing a 30% (2007 - 10%) reduction in the fair value of the investments.

A change in the estimate of the composition of the underlying assets may affect the face value of the investments in the future. The assumptions used in estimating fair value of ABCP are subject to change, which may result in further adjustments. See Note 31, Subsequent Events, for an update since October 31, 2008.

(ii) Investment in Entelos Inc.

The Company holds 6,732,232 common shares in Entelos Inc. (Entelos), a US based company listed on the London Stock Exchange. The Entelos shares were received by the Company as part of an exchange under a merger agreement effective August 31, 2007 between Entelos and Iconix Bioscience Inc. (Iconix). As at October 31, 2008, the Entelos shares have a market value of $1 million (2007 - $3 million). Management assessed whether the decline in the market value of Entelos is other than temporary. Based on the decline in the share price of Entelos since MDS acquired this investment and continued uncertainty as to Entelos' ability to operate as a going concern, management has concluded that the impairment in the value of this investment is other than temporary. As a result, $3 million (2007 - nil) of losses in other comprehensive income related to this investment has been recorded in other income (expenses) - net in fiscal 2008.

Under the terms of the merger agreement between Entelos and Iconix, the Company was entitled to earn further common shares of Entelos as defined in the agreement and based upon specified earnings over the twelve months ended August 31, 2008. As a result of the merger, the Company recorded a $4 million receivable representing its best estimate of the earn-out provision. As at August 31, 2008, the provisions of the earn-out have not been met. Accordingly, the Company has written off the $4 million receivable to other expenses in the consolidated statements of financial position and statements of operations, respectively.

11. Goodwill

		2008		2007
Balance, beginning of year	$	**782**	$	397
Acquired(i)		**25**		364
Disposal		**(1)**		-
Impairment(ii)		**(320)**		-
Foreign exchange and other		**(34)**		21
Balance, end of year	$	**452**	$	782

[All tabular amounts in millions of US dollars, except where noted]

(i) During fiscal 2008, the Company finalized the purchase price related to its acquisition in fiscal 2007 of MDC resulting in a net addition of goodwill of $19 million and the balance of $6 million relates to the fiscal 2008 acquisition of Blueshift (Note 4).

(ii) The Company performs an annual goodwill impairment test as of October 31, 2008 or earlier upon the occurrence of certain events or substantive changes in circumstance. The goodwill impairment test requires the identification of reporting units and a comparison of the estimated fair value of each reporting unit to the carrying value that is recorded on the Company's consolidated statements of financial position. The Company reviewed the components of its three operating segments, and has determined that given the similar economic characteristics and nature of the businesses within each operating segment, the Company has identified MDS Pharma Services, MDS Nordion, and MDS Analytical Technologies as its three reporting units. The current fair value of the Company's reporting units are estimated based on discounted cash flows and comparable company market valuation approaches. The valuation approaches use key judgments and assumptions that are sensitive to change, which include appropriate sales growth rates, operating margins, weighted average costs of capital (WACC), and comparable company market multiples. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the estimated fair value of the reporting units. However, estimates are inherently uncertain and represent only management's reasonable expectations regarding future developments. These estimates and the key judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. For example, should a significant or prolonged deterioration in economic conditions occur, key judgments and assumptions could be impacted. Generally, a moderate decline in estimated operating income or an increase in WACC or a decline in market conditions could result in an additional indication of impairment.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. At the end of fiscal 2008, prior to the write-off related to the MAPLE Facilities lease reassessment and goodwill impairment, the market capitalization of MDS was below the book value of its equity, indicating a potential impairment of goodwill.

As a result of these impairment indicators, the Company performed, as of October 31, 2008, the first step of its goodwill impairment test in accordance with SFAS No.142, and determined that the estimated fair values of the MDS Nordion and MDS Analytical Technologies reporting units significantly exceeded their carrying values. However, the carrying value of the MDS Pharma Services reporting unit exceeded its estimated fair value, indicating that goodwill for MDS Pharma Services may be impaired.

The Company believes that the decline in overall contract research organization market valuations, ongoing economic uncertainty and the delay in profit recovery in its MDS Pharma Services reporting unit are principal factors in the fourth quarter 2008 decline in its MDS Pharma Services estimated fair value as compared to its carrying value. The Company concluded as part of its annual goodwill impairment test that these and other related factors, are likely to persist well into fiscal 2009. Once the Company determined that the MDS Pharma Services reporting unit had failed Step 1, the accounting standards required the Company to perform a Step 2 test.

In Step 2 of the impairment testing, the Company determined the implied fair value of the goodwill of the MDS Pharma Services reporting unit by allocating the fair value of the reporting unit determined in the first step to all the assets and liabilities of the MDS Pharma Services reporting unit, including any recognized and unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. During the Step 2 test, the Company determined that the fair values of the reporting unit's assets of certain assets, primarily intangibles, were in excess of the value currently recorded on the MDS Pharma Services consolidated statement of financial position. As a result, the amount of the write-off was significantly higher than the excess of the reporting unit's carrying cost from fair value, as calculated in Step 1. In accordance with the accounting methodology of SFAS No. 142, upon completion of the Step 2 test, the Company determined that as of October 31, 2008, the implied fair value of its MDS Pharma Services goodwill is less than its carrying value by $320 million and this amount has been recognized as an impairment of goodwill in the Company's fiscal 2008 consolidated statements of operations.

[All tabular amounts in millions of US dollars, except where noted]

12. Intangible Assets

	2008		2007 Restated (Note 2)	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Acquired technology (5 years weighted average useful life)	$ 170	$ 48	$ 161	$ 16
Licenses (5 years weighted average useful life)	25	18	32	18
Brands (9 year average useful life)	30	4	60	-
	$ 225		$ 253	
Accumulated amortization	(70)		(34)	
Intangible assets, net	$ 155	$ 70	$ 219	$ 34

The change in intangible assets comprised:

	2008	2007 Restated (Note 2)
Balance, beginning of year	$ 219	$ 16
Acquired	8	221
Amortized	(40)	(21)
Purchase price allocation adjustments (Note 4)	(30)	-
Currency translation	(2)	3
Balance, end of year	$ 155	$ 219

Intangible assets acquired during the year consist of the following:

	2008	2007 Restated (Note 2)
Acquired technology	$ 7	$ 161
Licenses	1	-
Brands	-	60
	$ 8	$ 221

Estimated future amortization expense related to intangible assets at October 31, 2008 was as follows:

2009	$ 36
2010	35
2011	28
2012	18
2013	16
Thereafter	22
	$ 155

13. Accounts Payable and Accrued Liabilities

	2008	2007
Accounts payable	$ 97	$ 123
Employee-related accruals	40	50
Incentive compensation	11	43
FDA provision[(a)]	30	55
Other payables[(b)]	89	113
Accounts payable and accrued liabilities	$ 267	$ 384

[All tabular amounts in millions of US dollars, except where noted]

(a) During fiscal 2008, the Company continued its efforts to address US Food and Drug Administration (FDA) issues related to the Company's bioanalytical operations in its Montreal, Canada, facilities. The FDA issues relate to concerns about the accuracy and validity of bioanalytical studies conducted at the Company's Montreal bioanalytical facilities. The Company agreed to reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators and recorded a provision of $61 million in the second quarter of fiscal 2007. In the second quarter of fiscal 2008, a $10 million benefit from the revised estimate for future costs was recorded. During fiscal 2008, management regularly updated its analysis of this critical estimate based on all currently available information. As of October 31, 2008, management believes that the remaining provision of $30 million (2007 - $55 million) should be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs (Refer to Note 31).

(b) Other payables includes an $11 million (2007 - $14 million) of restructuring provision and reserves for warranty costs of $4 million (2007 - $2 million).

14. Long-Term Debt and MAPLE Financial Liability

	Maturity		2008		2007 Restated (Note 2)
Senior unsecured notes[a]	2009 to 2014	$	227	$	307
Other debt[b]	2009 to 2015		55		77
Total long-term debt[c]			282		384
Current portion of long-term debt			(19)		(94)
Long-term debt			263		290
MAPLE financial liability (Note 2)		$	-	$	161

(a) As at October 31, 2008, the Company has senior unsecured notes of $227 million (2007 - $307 million) outstanding that bear interest at fixed rates between 5.52% and 6.19% per annum.

(b) As at October 31, 2008, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $39 million (2007 - $50 million) discounted at an effective interest rate of 7% and repayable at $4 million per year with the remaining balance due April 1, 2015. A long-term investment has been pledged as security for the repayment of this debt (Note 10).

Other debt also includes an $8 million note payable (2007 – $16 million) relating to assets purchased for the MALDI-TOF mass spectrometry operations. The note bears interest at 4% and is payable on October 22, 2009. The fair value of this debt approximates its book value.

Other debt also comprises obligations under capital leases of $8 million (2007 – $11 million) and bears interest at various fixed rates. The Company has numerous capital leases for both buildings and equipment. These leases are capitalized using interest rates considered appropriate at the inception of each lease. Assets acquired under capital finance leases are included in the consolidated statements of financial position at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the consolidated statements of financial position and the interest element of the capital lease rental is charged to interest expense.

(c) Principal repayments of long-term debt over the next five years and thereafter are as follows:

2009	$	19
2010		28
2011		16
2012		17
2013		171
Thereafter		31
	$	282

Included within the future principal repayments of long-term debt are obligations under capital leases. Future minimum lease payments for obligations under capital leases are as follows:

2009	$	3
2010		2
2011		2
2012		3
2013		-
		10
Less: portion representing interest		(2)
	$	8

(d) As at October 31, 2008, the Company has a C$500 million revolving credit facility available to fund its liquidity requirements. As at October 31, 2008, no amounts were drawn and outstanding under this facility, which expires in July 2010.

15. Deferred Revenue

		2008		2007
Payment in advance of services rendered	$	**66**	$	55
Deferred credit related to government loan		**9**		15
Other		**14**		18
		89		88
Less current portion		**(79)**		(71)
Long-term portion of deferred revenue	$	**10**	$	17

Deferred revenue includes $9 million (2007 – $15 million) related to the Canadian government loan associated with the MAPLE Facilities, which is being amortized over the remaining seven-year term of the debt using the sum of the years' digits method. This amount is unrelated to the MAPLE Facility write-off in Note 2.

16. Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

(number of shares in millions)		**2008**		2007 Restated (Note 2)		2006 Restated (Note 2)
Weighted average number of Common shares outstanding – basic		**122**		132		143
Impact of stock options assumed exercised		**-**		-		1
Weighted average number of Common shares outstanding – diluted		**122**		132		144
Basic (loss) earnings per share from continuing operations	$	**(4.54)**	$	(0.19)	$	0.36
Basic earnings per share from discontinued operations	$	**-**	$	6.12	$	0.68
Diluted (loss) earnings per share from continuing operations	$	**(4.54)**	$	(0.19)	$	0.36
Diluted earnings per share from discontinued operations	$	**-**	$	6.11	$	0.68

Pro-forma impact of stock-based compensation

Companies are required to calculate and disclose the compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations. For the Company, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro-forma disclosures, the Company's net income (loss) and basic and diluted earnings (loss) per share would have been:

($ millions, except earnings per share)		2008		2007 Restated (Note 2)		2006 Restated (Note 2)
Net (loss) income	$	(553)	$	781	$	150
Compensation expense for options granted prior to November 1, 2003		-		(1)		(2)
Net (loss) income – pro-forma	$	(553)	$	780	$	148
Pro-forma basic (loss) earnings per share	$	(4.54)	$	5.92	$	1.04
Pro-forma diluted (loss) earnings per share	$	(4.54)	$	5.91	$	1.03

17. Share Capital

At October 31, 2008, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

a) Summary of share capital

	Common Shares		
(number of shares in thousands)	Number		Amount
Balance as of October 31, 2005	142,099	$	535
Issued	2,220		31
Balance as of October 31, 2006	144,319		566
Issued	1,090		17
Repurchased and cancelled	(22,831)		(90)
Balance as of October 31, 2007	**122,578**		**493**
Issued	**462**		**7**
Repurchased and cancelled	**(2,903)**		**(12)**
Other	**-**		**1**
Balance as of October 31, 2008	**120,137**	$	**489**

During fiscal 2008, there were no cash dividends declared or paid as the Company discontinued its dividend payments as of January 2007 (2007 - $3 million, 2006 - $13 million) after a strategic review was conducted. In addition, as a result of MDS's cumulative net loss as of October 31, 2008, a debt covenant also restricts the Company from making further dividend payments or share repurchases for the foreseeable future.

During fiscal 2008, the Company repurchased and cancelled 2,903,200 Common shares under the terms of a normal course issuer bid for a cost of $44 million. During fiscal 2007, the Company repurchased and cancelled 22,831,050 Common shares under a substantial issuer bid for $441 million. No Common shares were repurchased and cancelled in fiscal 2006. Of the total cost, $12 million (2007 - $90 million; 2006 - $nil) was charged to share capital and the excess of the cost over the amount charged to share capital, totaling $32 million (2007 - $351 million; 2006 $nil), was charged to retained earnings and other comprehensive income.

During fiscal 2008, the Company issued 462,100 (2007 – 982,000; 2006 – 1,859,000) Common shares under the stock option plan for proceeds of $7 million (2007 – $14 million; 2006 – $24 million).

b) Stock dividend and share purchase plan and employee share ownership plan

Until 2007, the Company sponsored a stock dividend and share purchase plan, under which shareholders were able to elect to receive stock dividends in lieu of cash dividends. Stock dividends were issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants were also able to make optional cash payments of up to C$3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2007 resulted in the issuance of 41,000 (2006 – 220,000) Common shares as stock dividends and the issuance of 1,000 Common shares (2006 – 7,000) for cash. The Company discontinued this plan during 2007.

[All tabular amounts in millions of US dollars, except where noted]

The Company sponsors a non-compensatory Employee Share Ownership Plan. Until June 2007, eligible employees were able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. Effective June 30, 2007, the Company changed the terms of this plan and replaced the 10% market price discount with a 10% matching cash contribution. During fiscal 2008, the Company issued nil (2007 – 66,000; 2006 – 134,000) Common shares under this plan for proceeds of $nil (2007 - $1 million; 2006 - $3 million).

18. Restructuring Charges

Over the last three years, MDS has undertaken a number of initiatives designed to refocus the Company as a globally competitive life sciences company, and has recorded restructuring charges totaling $43 million, including $13 million in fiscal 2008. In fiscal 2008, the Company recorded $9 million (2007 - $18 million; 2006 - $1 million) for workforce reductions, $2 million (2007 -$5 million; 2006 - $(8) million) for contract cancellation charges, $1 million (2007 - $1 million; 2006 – nil) for equipment and other asset write-downs, and $1 million (2007 - $13 million; 2006 - nil) for other. The remaining fiscal 2008 and fiscal 2007 restructuring activities are expected to be completed in 2009.

In fiscal 2006, the Company completed the majority of its activities associated with the fiscal 2005 restructuring plan and utilized substantially all of the 2005 provisions. Also in fiscal 2006, the Company successfully renegotiated provisions for expected contract cancellation costs associated with an early termination of certain information technology outsourcing agreements and eliminated the balance of the 2006 provisions.

As of October 31, 2008, the restructuring provision of $11 million (2007 - $14 million) is reported in the consolidated statements of financial position as a component of accounts payable and accrued liabilities.

During the last three fiscal years ended October 31, 2008, the Company had restructuring charges per segment as follows:

	Expense			Cumulative		Provision Balance at October 31
	2008	2007	2006	Cash	Non-Cash	2008
Workforce reductions						
- MDS Pharma Services	$ 7	$ 16	$ -	$ (16)	$ (2)	$ 5
- MDS Analytical Technologies	2	1	-	(3)	2	2
- Corporate and other	-	1	1	(2)	-	-
Restructuring charge (recovery)	9	18	1	(21)	-	7
Contract cancellation charges						
- MDS Pharma Services	-	5	-	(5)	-	-
- MDS Analytical Technologies	1	-	-	-	-	1
- Corporate and other	1	-	(8)	(1)	9	1
Restructuring charge (recovery)	2	5	(8)	(6)	9	2
Equipment and other asset write-downs						
- MDS Pharma Services	1	1	-	-	-	2
Restructuring charge	1	1	-	-	-	2
Other						
- MDS Pharma Services	1	5	-	(6)	-	-
- Corporate and other	-	8	-	(7)	(1)	-
Restructuring charge (recovery)	1	13	-	(13)	(1)	-
Total for Plan	$ 13	$ 37	$ (7)	$ (40)	$ 8	$ 11

[All tabular amounts in millions of US dollars, except where noted]

19. Impairment of Long-Lived Assets

During fiscal 2008, the Company recorded an asset impairment charge of $11 million in accordance with SFAS No. 144 to reduce the net book value of certain long-lived assets to their estimated fair value. The impairment charge relates to a building at its bioanalytical laboratory facilities in Montreal which will no longer be utilized.

20. Other Income (Expenses) - Net

		2008		2007		2006 Restated (Note 2)
Valuation provisions and investments write-downs (Note 10)	$	**(11)**	$	(8)	$	(1)
Gain (loss) on sale of business, investments and other long-term assets		**(2)**		5		2
FDA (provision) recovery (Note 13)		**10**		(61)		-
Foreign exchange gains (losses)		**18**		(16)		(3)
Other		**(4)**		(4)		2
Other income (expenses) - net	$	**11**	$	(84)	$	-

21. Income Taxes

a) Income tax provision

The components of the Company's (loss) income from continuing operations before income taxes and the related provision for income taxes are presented below:

		2008		2007 Restated (Note 2)		2006 Restated (Note 2)
Canadian	$	**(306)**	$	(21)	$	37
Foreign		**(338)**		(23)		(7)
Net (loss) income from continuing operations before income taxes	$	**(644)**	$	(44)	$	30

The components of the income tax recovery are as follows:

		2008		2007 Restated (Note 2)		2006 Restated (Note 2)
Canadian income tax (provision) recovery						
Current	$	**(28)**	$	25	$	70
Deferred		**117**		3		(43)
Foreign income tax (provision) recovery						
Current		**(12)**		-		(5)
Deferred		**14**		(9)		-
Income tax recovery	$	**91**	$	19	$	22

[All tabular amounts in millions of US dollars, except where noted]

The reconciliation of the Canadian federal and provincial tax rate to the effective income tax rate on the tax recovery reported by the Company is set out below.

	2008 %	2007 Restated (Note 2) %	2006 Restated (Note 2) %
Combined federal and provincial tax rate	**33.0**	35.0	35.0
Increase (decrease) in tax rate as a result of:			
Impairment of goodwill	**(16.4)**	-	-
Deferred tax recovery on the write-off related to the MAPLE Facilities lease reassessment at lower future tax rates	**(2.7)**	-	-
Investments and write-downs	**(0.4)**	(2.5)	6.0
Tax credits for research and development	**1.8**	28.9	(106.3)
Differential foreign tax rates	**0.7**	5.0	(4.3)
Foreign losses not recognized	**(1.0)**	(18.8)	13.7
Impact of enacted rate changes on deferred tax balances	**1.8**	4.5	(12.7)
Other	**(2.7)**	(8.9)	(4.7)
Effective income tax rate	**14.1**	43.2	(73.3)

b) **Deferred tax assets and liabilities**

Components of the current deferred tax assets and liabilities consist of the following temporary differences:

	2008	2007 Restated (Note 2)
Deferred tax assets		
Tax benefit of losses carried forward	$ **73**	$ 39
Tax basis in excess of book value	**33**	3
Investment tax credits	**10**	1
Provisions and reserves	**38**	27
Deferred tax assets before valuation allowance	**154**	70
Valuation allowance	**(39)**	(21)
	115	49
Deferred tax liabilities		
Book value in excess of tax basis	**(77)**	(187)
Tax benefit of losses carried forward	**-**	35
Tax on investment tax credits recognized for accounting purposes	**(14)**	(19)
Other comprehensive income	**(8)**	(31)
Provisions and reserves not deductible for tax	**(13)**	4
	(112)	(198)
Net deferred tax assets (liabilities)	$ **3**	$ (149)

Deferred income taxes on the undistributed earnings of foreign subsidiaries have not been provided for as the Company considers those earnings to be reinvested indefinitely outside of Canada. The Company has estimated that in the event that all cash held in foreign jurisdictions was repatriated to Canada the resulting income taxes and withholding taxes on any dividends would not be significant.

c) **Tax losses carried forward**

As of October 31, 2008, the Company has deferred tax assets relating to net operating loss carryforwards of $73 million (2007 - $74 million; 2006 - $100 million). These assets relate to $212 million (2007 - $202 million; 2006 - $370 million) of tax loss carryforwards. Of the total losses, $12 million (2007 - $9 million; 2006 - $36 million) expire by 2013, $111 million (2007 - $122 million; 2006 - $159 million) expire between 2014 and 2029, and the remaining $89 million (2007 - $71 million; 2006 - $175 million) may be carried forward indefinitely.

[All tabular amounts in millions of US dollars, except where noted]

During fiscal 2008, the Company finalized its purchase price accounting for the MDC acquisition and recorded a $14 million decrease to valuation allowances relating to tax loss carryovers and other temporary differences for which tax benefits had not previously not been recognized. The impact of this adjustment was to reduce goodwill by $14 million.

d) **Investment tax credits**

During fiscal 2008, the Company recognized $15 million (2007 - $17 million; 2006 - $26 million) of investment tax credits relating to research performed in Canada on its own behalf and for certain customers.

e) **Adoption of FASB Interpretation No. 48**

The Company adopted the provisions of FIN 48 on November 1, 2007, which had no impact on the liability for unrecognized tax benefit.

At the adoption date of November 1, 2007, the Company had approximately $29 million of total gross unrecognized income tax benefits, which included $3 million in interest and penalties. Of this total, $25 million represents the amount of unrecognized tax benefits that would favorably affect the effective income tax rate in future periods, if recognized

The gross reserves for uncertain tax positions excluding accrued interest and penalties were $29 million and $26 million at October 31, 2008 and November 1, 2007, respectively. The Company believes that due to the settlement of open tax authority audits it is reasonably possible that gross reserves will decrease by $6 million during the 12 months ended October 31, 2009.

The Company accrues interest and penalties related to uncertain tax positions in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $4 million and $3 million as of October 31, 2008 and November 1, 2007, respectively.

Below is a reconciliation of the reserve associated with uncertain tax positions, excluding accrued interest and penalties, as of the adoption date through October 31, 2008.

Balance, beginning of year (adoption date)	$	26
Increase in reserve for tax positions taken for the prior year		7
Decrease in reserve for tax positions taken for the prior year		(2)
Increase in reserve for tax positions taken in the current year		5
Foreign currency exchange rate changes		(7)
Gross unrecognized tax benefits as of October 31, 2008	$	29

MDS is subject to taxation in Canada and the US, its principal jurisdictions, and in numerous other countries around the world. With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination. Tax returns filed in the US generally are not subject to examination for years before 2004, while 2004 and subsequent US tax filings generally remain open for audit by tax authorities. In certain circumstances, selective returns in earlier years are also open for examination.

[All tabular amounts in millions of US dollars, except where noted]

22. Supplementary Cash Flow Information

a) Items not affecting current cash flows comprise of the following:

	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Depreciation and amortization	$ 100	$ 93	$ 54
Stock option compensation	5	4	4
Future income taxes	(131)	35	30
Equity earnings – net of distribution	10	(1)	16
MAPLE Facilities lease reassessment:			
Write-off of construction-in-progress	501	-	-
Write-off of financial liability	(160)	-	-
Write-down of investments and other long-term assets	21	9	9
Impairment of goodwill	320	-	-
Loss (gain) on sale of business and other long-term assets	5	2	(1)
Mark to market of derivatives	11	(5)	5
FDA (reversal) provision	(10)	61	-
Unrealized foreign currency translation losses (gains)	(14)	4	-
Other	(14)	(16)	(44)
	$ 644	$ 186	$ 73

b) Changes in operating assets and liabilities comprise the following:

	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Accounts receivable	$ (23)	$ (32)	$ (18)
Unbilled revenue	-	23	(25)
Inventories	12	(19)	49
Prepaid expenses and other	(11)	34	(3)
Accounts payable and accrued liabilities	(78)	16	(39)
Income taxes	(32)	-	(55)
Deferred revenue and other long-term obligations	23	(7)	(14)
	$ (109)	$ 15	$ (105)

23. Stock-Based Compensation

a) Stock option plan

At the Company's annual and Special Meeting of Shareholders held on March 8, 2007, shareholders approved the Company's 2007 Stock Option Plan (the Plan), which replaced the Company's 2006 Stock Option Plan. Under the Plan, which conforms to all current regulations of the New York and Toronto stock exchanges, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board of Directors in its approval. Except as noted below, stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years. Certain options granted on April 22, 2005 and all options granted after October 31, 2005 vest evenly over three years and have a term of seven years. As of October 31, 2008, 11 million Common shares have been reserved for issuance under the Plan.

Canadian Dollar Options

	Number (000s)		Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (C$ millions)
Outstanding as of October 31, 2006	5,850	$	18.76	5.3	$	9
Granted	1,241		21.72	-		-
Exercised	(982)		16.47	-		-
Cancelled	(554)		20.35	-		
Outstanding as of October 31, 2007	5,555	$	19.66	5.3	$	10
Granted	39		20.29			
Exercised	(462)		15.91			
Cancelled	(942)		20.41			
Outstanding as of October 31, 2008	4,190	$	19.92	4.3	$	-
Vested and expected to vest at October 31, 2007*	5,279		19.66	5.2		10
Vested and expected to vest at October 31, 2008*	4,043		19.90	4.8		-
Exercisable at October 31, 2007	3,223		19.01	4.3		8
Exercisable at October 31, 2008	2,944	$	19.49	3.9	$	-

**The expected to vest amount represents the unvested options as at October 31, 2008 and 2007, respectively, less estimated forfeitures.*

Options outstanding at October 31, 2008 comprised the following:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (C$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (C$)	Number (000s)	Weighted Average Exercise Price (C$)
$13.95 - $15.70	0.80	**176**	**14.21**	**176**	**14.21**
$15.75 - $17.20	3.45	**409**	**16.75**	**408**	**16.75**
$17.50 - $19.00	4.46	**751**	**18.40**	**631**	**18.52**
$19.05 - $20.50	4.51	**977**	**19.89**	**680**	**19.86**
$20.75 - $22.50	4.73	**1,877**	**21.76**	**1,049**	**21.78**
	4.34	**4,190**	**19.92**	**2,944**	**19.49**

United States Dollar Options

	Number (000s)		Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (US$)
Outstanding as of October 31, 2007	-	$	-	-	$	-
Granted	1,161		15.89			
Cancelled	(8)		16.65			
Outstanding as of October 31, 2008	1,153	$	15.88	6.6	$	-
Vested and expected to vest as of October 31, 2008	1,016		15.88	6.6		-
Exercisable at October 31, 2008	-	$	-	-	$	-

		Options Outstanding			Options Exercisable		
Range of Exercise Prices (US$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)		Weighted Average Exercise Price (US$)	Number (000s)		Weighted Average Exercise Price (US$)
$9.89 - $14.34	6.81	20	$	13.38	-	$	-
$15.89 - $18.78	6.62	1,133		15.93	-		-
	6.63	1,153	$	15.88	-	$	-

Stock option compensation expense for 2008 was $5 million (2007 - $4 million; 2006 - $2 million), which has been recorded in selling, general and administration expenses in the consolidated statements of operations and as additional paid-in capital within share capital on the consolidated statements of financial position.

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2008	2007	2006
Risk-free interest rate	**3.6%**	4.5%	3.9%
Expected dividend yield	**0.0%**	0.0%	0.7%
Expected volatility	**0.231**	0.209	0.230
Expected time until exercise (years)	**4.40**	4.35	3.25

The weighted average fair values of options granted were estimated to be C$4.51 and US$4.13, respectively, per Common share in 2008, C$5.66 per Common share in 2007, and C$4.14 per Common share in 2006.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2008		2007		2006
Aggregate intrinsic value of options exercised	C$	1	C$	5	C$	12
	US$	-	US$	-	US$	-
Aggregate grant-date fair value of shares vested	C$	5	C$	5	C$	7
	US$	-	US$	-	US$	-

As of October 31, 2008, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately C$4 million and US$3 million, which will be amortized over the weighted average remaining requisite service period of approximately 10 months and 29 months, respectively.

b) Incentive plans

The Company has been utilizing mid-term incentive plans (MTIP) since fiscal 2004. The 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$22.00 and C$26.00, respectively. The term of the Performance Share Units (PSUs) is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs) and the balance will be paid in cash. During fiscal 2006, the price hurdle was met and 50% of the issued units vested. During fiscal 2008, payments of $3 million were made related to these vested units.

The 2007 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.

The 2008 MTIP will vest on December 15, 2010 and the final number of PSUs granted will be determined based on achieving a target 2010 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur no later than 60 days following the vesting date.

The Company records the cost of its MTIP compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation. The table below shows the liability and expense related to the MTIP plans:

Liability	**As of October 31**	
	2008	2007
2006 Plan	$ 1	$ 11
2007 Plan	-	3
2008 Plan	2	-
Total	$ 3	$ 14

Expense (Income)	**Year ended October 31**	
	2008	2007
2006 Plan	$ (7)	$ 2
2007 Plan	(3)	3
2008 Plan	2	-
Total	$ (8)	$ 5

c) **Restricted stock units**
In September 2008, the Company granted 286,000 time-based restricted stock units (RSUs) to certain employees. Restricted stock units provide the recipients with the right to shares of stock after a restriction period. Outstanding RSUs are strictly time-based and are dependent upon the specific grant date. The fair value of the units is the market value of the Company's common stock on the grant date. Time-based RSU stock awards vest at the end of the restriction period. The expense is taken equally over the restriction period.

RSU stock activity during fiscal 2008 was as follows:

	Shares (000s)	**Grant Date Fair Value**	**Intrinsic Value**
Outstanding, beginning of year	-	-	-
Granted	286	4	3
Vested	-	-	-
Forfeited	-	-	-
Outstanding, end of year	286	4	3
RSU stock expected to vest	286	4	3

During fiscal 2008, the Company recorded $1 million of compensation cost relating to the above RSUs.

As of October 31, 2008, there was approximately $4 million in unrealized compensation cost related to non-vested RSUs stock. This expense will be recognized over a weighted average period of 1.2 years.

[All tabular amounts in millions of US dollars, except where noted]

24. Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

Defined benefit pension plans

The Company sponsors one defined benefit pension plan for the benefit of certain of its employees in Canada, one for the benefit of its employees at a Taiwanese subsidiary, and one available to certain US employees. The Canadian plan is based on the highest three or six average consecutive years wages and requires employee contributions, while the Taiwanese plan is based upon years of service and compensation during the last month prior to retirement. The US plan is based on the participants' 60 highest consecutive months of compensation and their years of service.

All plans are funded and the Company uses an October 31st measurement date for its plans. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2008.

The components of net periodic pension cost for these plans for 2008, 2007 and 2006 are as follows:

	Domestic Plans			International Plans		
	2008	2007	2006	**2008**	2007	2006
Components of net periodic pension cost						
Service cost	$ 3	$ 4	$ 3	$ 1	$ -	$ 1
Interest cost	11	9	8	1	1	1
Expected return on plan assets	(15)	(12)	(11)	(1)	(1)	(1)
Recognized actuarial gain	-	-	1	-	-	-
Amortization of net transition asset	-	(2)	(2)	-	-	-
Curtailment gain	(1)	-	-	-	-	(1)
Net periodic pension cost	$ (2)	$ (1)	$ (1)	$ 1	$ -	$ -

The following weighted average assumptions were used in the determination of the net periodic benefit cost and obligation:

	Domestic Plans			International Plans		
	2008	2007	2006	**2008**	2007	2006
Benefit obligation						
Discount rate	**7.25%**	5.60%	5.25%	**5.45%**	4.94%	4.65%
Expected return on plan assets	**6.75%**	6.75%	6.50%	**5.74%**	5.94%	5.65%
Rate of compensation increase	**3.75%**	3.75%	3.75%	**4.28%**	3.94%	3.86%
Benefit cost						
Discount rate	**5.80%**	5.25%	5.25%	**4.74%**	4.85%	5.07%
Expected return on plan assets	**6.75%**	6.50%	6.75%	**5.74%**	5.94%	6.08%
Rate of compensation increase	**3.75%**	3.75%	3.75%	**3.85%**	3.94%	3.86%

Discount rate assumptions have been, and continue to be, based on the prevailing market long-term interest rates at the measurement date.

[All tabular amounts in millions of US dollars, except where noted]

The changes in the benefit obligation, plan assets, and the funded status of the plans for the two most recently completed years were as follows:

	Domestic Plans		International Plans	
	2008	2007	**2008**	2007
Change in benefit obligation				
Benefit obligation, beginning of year	$ **208**	$ 163	$ **22**	$ 20
Service cost - pension	**4**	5	**1**	-
Interest cost	**11**	9	**1**	1
Benefits paid	**(5)**	(6)	**(1)**	(2)
Actuarial loss	**(39)**	4	**(1)**	-
Curtailments	**(1)**	-	-	-
Foreign currency exchange rate changes	**(40)**	33	**(2)**	3
Total benefit obligation, end of year	**138**	208	**20**	22
Change in fair value of plan assets				
Fair value of plan assets, beginning of year	**246**	196	**23**	20
Employer contributions	**3**	3	**1**	1
Employee contributions	**1**	2	-	-
Actual return on plan assets	**(35)**	15	**(2)**	1
Benefits paid	**(5)**	(6)	**(1)**	(2)
Foreign currency exchange rate changes	**(47)**	36	**(3)**	3
Fair value of plan assets, end of year	**163**	246	**18**	23
Funded status – over/(under) at end of year	$ **25**	$ 38	$ **(2)**	$ 1

	2008	
	Domestic Plans	**International Plans**
Benefit obligation	$ **138**	$ **20**
Fair value of plan assets	**163**	**18**
Plan assets in excess of benefit obligations	$ **25**	$ **(2)**
Unrecognized net actuarial gains	**(8)**	**3**
Net amount recognized at year end	$ **17**	**1**
Long-term pension plan assets	$ **25**	$ **1**
Non-current liabilities	$ **-**	$ **(2)**
Accumulative other comprehensive (loss) income	$ **(8)**	$ **2**
Net amount recognized at year end	$ **17**	$ **1**

The funded status, measured as the difference between plan assets at fair value and the benefit obligations, is included within long-term investments and other assets on the consolidated statements of financial position.

The following table illustrates the amounts in accumulated other comprehensive income that have not yet been recognized as components of pension expense:

	2008	2007
Net actuarial loss (gain)	$ **(6)**	$ (16)
Deferred income taxes	**2**	5
Accumulated other comprehensive income - net of taxes	$ **(4)**	$ (11)

[All tabular amounts in millions of US dollars, except where noted]

The weighted average asset allocation of the Company's pension plans is as follows:

	Target	Domestic Plans		International Plans	
Asset Category		**2008**	2007	**2008**	2007
Cash	**-**	**0.1%**	0.1%	**51.7%**	45.7%
Fixed income	**35.0%**	**39.6%**	32.1%	**17.3%**	19.1%
Equities	**65.0%**	**60.3%**	67.8%	**31.0%**	35.2%
Total	**100.0%**	**100.0%**	100.0%	**100.0%**	100.0%

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans, which are designed to maximize the total rate of return (income and appreciation) after inflation within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. The Company's expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Expected future benefit payments are as follows:

Years ending October 31		**Domestic Plans**		**International Plans**
2009	$	**6**	**$**	**1**
2010		**6**		**-**
2011		**7**		**-**
2012		**7**		**-**
2013		**8**		**1**
2014 - 2018		**47**		**4**
	$	**81**	**$**	**6**

Other benefit plans

These include a supplemental retirement arrangement, a retirement/termination allowance and post retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of net periodic cost for these plans for 2008, 2007, and 2006 are as follows:

		2008		2007		2006
Components of net periodic cost						
Service cost	$	**-**	$	-	$	1
Interest cost		**1**		1		1
Curtailment gain recognized		**(1)**		-		(1)
Net periodic cost	$	**-**	$	1	$	1

[All tabular amounts in millions of US dollars, except where noted]

The assumptions used to determine the net periodic cost for these plans were as follows:

	2008	2007	2006
Weighted average assumptions used to determine net periodic cost			
Discount rate	7.15%	5.56%	5.16%
Rate of compensation increase	4.13%	4.16%	4.21%
Initial health care cost trend rate	8.84%	9.10%	10.00%
Ultimate health care cost trend rate	4.84%	4.86%	5.00%
Years until ultimate trend rate is reached	9	5	5
Assumptions used to determine net benefit cost			
Discount rate	5.70%	5.18%	5.31%
Rate of compensation increase	4.13%	4.16%	4.21%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in 2008:

	1% Increase	1% Decrease
Change in net benefit cost	$ -	$ -
Change in benefit obligation	$ 1	$ (1)

The change in the projected benefit obligation and the funded status of the plan is as follows:

	2008	2007
Change in projected benefit obligation		
Benefit obligations – beginning of year	$ 21	$ 17
Interest cost	1	1
Benefits paid	(1)	(1)
Actuarial gain	(5)	-
Curtailments	(1)	-
Foreign currency exchange rate changes	(5)	4
Total benefit obligations – end of year	$ 10	$ 21
Funded status at end of year – over/(under) funded	$ (10)	$ (21)

A reconciliation of the funded status to the net plan asset recognized in the consolidated statements of financial position is as follows:

	2008	2007
Projected benefit obligation	$ 10	$ 21
Fair value of plan assets	-	-
Plan assets in excess (less than) projected obligations	$ (10)	$ (21)
Unrecognized actuarial (gains)	(1)	-
Unrecognized past service costs	-	-
Unrecognized net transition assets	(3)	-
Net amount recognized	$ (14)	$ (21)

The other benefit plan liabilities are included within other long-term obligations on the consolidated statements of financial position.

[All tabular amounts in millions of US dollars, except where noted]

Based on the actuarial assumptions used to develop the Company's benefit obligations as at October 31, 2008, the following benefit payments are expected to be made to plan participants:

Years ending October 31		
2009	$	1
2010		1
2011		1
2012		1
2013		1
2014 - 2018		4
Total	$	9

During fiscal 2009, the Company expects to contribute approximately $1 million and $1 million to the Company's pension plans and other benefit plans, respectively.

During 2008, the Company contributed $8 million to *defined contribution pension plans* on behalf of its employees (2007 – $13 million; 2006 – $17 million).

25. Related Party Transactions

The Company owns 50% interests in two partnerships, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments, which are included in the Company's MDS Analytical Technologies segment, that are subject to joint control. Under the terms of these joint ventures, the Company is entitled to a 50% share of the net earnings of the worldwide business that the Company conducts with its partners in these joint ventures, which perform sales and distribution for the mass spectrometry product line. These earnings include a share of the profits generated by the partners that are paid to the joint ventures as profit sharing. The Company also provides research and development and selling, general and administration services to these joint ventures. See Note 31.

The Company reported revenues resulting from the transactions with MDS Analytical Technologies joint ventures amounting to $149 million, $205 million and $186 million for the years ended October 31, 2008, 2007, and 2006, respectively, relating to the sale of goods under joint venture agreements. The Company also reported services revenues relating to research and development and the provision of selling, general and administration services to these joint ventures. These transactions are measured at their exchange amounts under usual trade terms. Equity earnings from these joint ventures were $49 million for the year ended October 31, 2008 (2007 - $53 million; 2006 - $54 million).

During fiscal 2008, the Company received $59 million in cash distributions from these joint ventures (2007 - $52 million). As of October 31, 2008 and 2007, accounts receivable from these related parties were $24 million and $30 million, respectively.

Condensed combined financial information for these joint ventures is summarized below:

						Years ended October 31
		2008		2007		2006
Net revenues	$	**314**	$	337	$	324
Gross profit		**179**		193		180
Net earnings	$	**91**	$	108	$	106

				As of October 31
		2008		2007
Current assets	$	**43**	$	77
Long-term assets		**28**		43
	$	**71**	$	120
Current liabilities	$	**41**	$	32
Equity		**30**		88
	$	**71**	$	120

[All tabular amounts in millions of US dollars, except where noted]

26. Segmented Information

In accordance with SFAS No. 131, *"Disclosures About Segments of an Enterprise and Related Information"*, the Company discloses financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available and is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company operates within three business segments – MDS Pharma Services (pharmaceutical research services), MDS Nordion (medical isotopes and sterilization technologies), and MDS Analytical Technologies (analytical instruments). These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by taking the segment's operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The information presented below is for continuing operations.

Operating results

					Year ended October 31, 2008
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$ -	$ 290	$ 346	$ -	$ 636
Service revenues	482	6	91	-	579
Reimbursement revenues	100	-	-	-	100
Total revenues	582	296	437	-	1,315
Direct cost of products	-	(150)	(237)	-	(387)
Direct cost of services	(356)	(3)	(15)	-	(374)
Reimbursed expenses	(100)	-	-	-	(100)
Selling, general and administration	(127)	(48)	(80)	(25)	(280)
Research and development	-	(3)	(76)	-	(79)
Depreciation and amortization	(35)	(13)	(51)	(1)	(100)
MAPLE Facilities lease reassessment:					
Write-off of construction-in-progress	-	(501)	-	-	(501)
Write-off of financial liability	-	160	-	-	160
Other impairment of long-lived assets	(11)	-	-	-	(11)
Impairment of goodwill	(320)	-	-	-	(320)
Restructuring charges - net	(9)	-	(3)	(1)	(13)
Change in fair value of embedded derivatives	1	(15)	-	-	(14)
Other income (expenses) - net	22	(2)	(2)	(7)	11
Equity earnings	-	-	49	-	49
Segment (loss) earnings	$ (353)	$ (279)	$ 22	$ (34)	$ (644)
Capital expenditures	$ 29	$ 8	$ 10	$ 5	$ 52

[All tabular amounts in millions of US dollars, except where noted]

Year ended October 31, 2007
Restated (Note 2)

	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$ -	$ 284	$ 280	$ -	$ 564
Service revenues	477	6	72	-	555
Reimbursement revenues	91	-	-	-	91
Total revenues	568	290	352	-	1,210
Direct cost of products	-	(147)	(213)	-	(360)
Direct cost of services	(332)	(3)	(3)	-	(338)
Reimbursed expenses	(91)	-	-	-	(91)
Selling, general and administration	(130)	(54)	(57)	(24)	(265)
Research and development	-	(4)	(64)	-	(68)
Depreciation and amortization	(35)	(13)	(29)	(2)	(79)
Restructuring charges - net	(28)	-	-	(9)	(37)
Change in fair value of embedded derivatives	-	4	-	-	4
Other income (expenses) - net	(74)	(1)	(6)	(3)	(84)
Equity earnings	-	-	53	-	53
Segment (loss) earnings	$ (122)	$ 72	$ 33	$ (38)	$ (55)
Capital expenditures	$ 48	$ 8	$ 8	$ 7	$ 71

Year ended October 31, 2006
Restated (Note 2)

	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$ -	$ 290	$ 148	$ -	$ 438
Service revenues	458	5	54	-	517
Reimbursement revenues	105	-	-	-	105
Total revenues	563	295	202	-	1,060
Direct cost of products	-	(147)	(149)	-	(296)
Direct costs of services	(359)	(3)	-	-	(362)
Reimbursed expenses	(105)	-	-	-	(105)
Selling, general and administration	(125)	(51)	(20)	(24)	(220)
Research and development	-	(5)	(48)	-	(53)
Depreciation and amortization	(30)	(15)	(6)	-	(51)
Restructuring charges - net	-	2	-	5	7
Other income (expenses) - net	2	-	5	(7)	-
Equity earnings	(1)	-	54	(4)	49
Segment (loss) earnings	$ (55)	$ 76	$ 38	$ (30)	$ 29
Capital expenditures	$ 37	$ -	$ 4	$ 10	$ 51

[All tabular amounts in millions of US dollars, except where noted]

Financial position

As of October 31

			Total Assets	Additions: Property, Plant and Equipment	Additions: Goodwill	Additions: Equity Investments
MDS Pharma Services	**2008**	$	**390**	$ **29**	$ **-**	$ **-**
	2007		835	48	-	3
MDS Nordion	**2008**	$	**385**	$ **8**	$ **-**	$ **-**
	2007		1,014	8	-	-
MDS Analytical Technologies	**2008**	$	**833**	$ **10**	$ **25**	$ **13**
	2007		857	8	364	38
Corporate and Other	**2008**	$	**264**	$ **5**	$ **-**	$ **5**
	2007		537	7	-	11
Total	**2008**	$	**1,872**	$ **52**	$ **25**	$ **18**
	2007		3,243	71	364	52

Revenues by end-customer location

Years ended October 31

		Canada	US	Europe	Asia	Other	Total
MDS Pharma Services	**2008**	$ **17**	$ **297**	$ **249**	$ **17**	$ **2**	$ **582**
	2007	26	284	241	15	2	568
	2006	28	288	217	9	21	563
MDS Nordion	**2008**	$ **10**	$ **169**	$ **36**	$ **57**	$ **24**	$ **296**
	2007	10	162	45	47	26	290
	2006	11	164	45	57	18	295
MDS Analytical Technologies*	**2008**	$ **79**	$ **174**	$ **109**	$ **70**	$ **5**	$ **437**
	2007	71	151	81	46	3	352
	2006	58	75	37	29	3	202
Total	**2008**	$ **106**	$ **640**	$ **394**	$ **144**	$ **31**	$ **1,315**
	2007	107	597	367	108	$ 31	1,210
	2006	97	527	299	95	42	1,060

**Included in Canada is the revenue performed on behalf of the joint venture partners.*

Revenues earned outside of Canada, reflecting export sales, along with revenues earned by operating units based outside of Canada, made up approximately 90% of net revenues for 2008. MDS Pharma Services, MDS Nordion and MDS Analytical Technologies contributed 44%, 23% and 33% of total revenues, respectively, in 2008.

Property, plant and equipment by segment and geographical location

As of October 31

		Canada	US	Europe	Asia	Other	Total
MDS Pharma Services	**2008**	$ **19**	$ **78**	$ **49**	$ **4**	$ **-**	$ **150**
	2007	41	81	54	2	-	178
MDS Nordion	**2008**	$ **83**	$ **-**	$ **8**	$ **-**	$ **-**	$ **91**
	2007	707	-	6	-	-	713
MDS Analytical Technologies	**2008**	$ **14**	$ **9**	$ **-**	$ **2**	$ **-**	$ **25**
	2007	15	12	2	2	-	31
Corporate and Other	**2008**	$ **35**	$ **-**	$ **-**	$ **-**	$ **-**	$ **35**
	2007	53	-	-	-	-	53
Total	**2008**	$ **151**	$ **87**	$ **57**	$ **6**	$ **-**	$ **301**
	2007	816	93	62	4	-	975

[All tabular amounts in millions of US dollars, except where noted]

Goodwill by segment and geographical location

		As of October 31							
			Canada		US		Europe		Total
MDS Pharma Services	**2008**	**$**	**-**	**$**	**37**	**$**	**-**	**$**	**37**
	2007		142		246		16		404
MDS Nordion	**2008**	**$**	**2**	**$**	**-**	**$**	**-**	**$**	**2**
	2007		2		-		-		2
MDS Analytical Technologies	**2008**	**$**	**10**	**$**	**403**	**$**	**-**	**$**	**413**
	2007		12		364		-		376
Total	**2008**	**$**	**12**	**$**	**440**	**$**	**-**	**$**	**452**
	2007		156		610		16		782

27. Commitments and Contingencies

a) Lease and other commitments

The Company is obligated under non-cancelable operating leases, primarily for its offices and laboratory facilities. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees, which are not reflected in the table below.

As at October 31, 2008, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

		Operating Leases		Other Contractual Commitments
2009	$	30	$	56
2010		28		41
2011		23		39
2012		18		33
2013		13		19
Thereafter		23		166
	$	135	$	354

Net rental expense for premises and equipment leases of continuing operations for the year ended October 31, 2008 was $25 million (2007 - $28 million; 2006 - $19 million).

b) Contractual commitments

Included in other contractual commitments is $279 million associated with long-term supply arrangements, including the Company's long-term Russian cobalt supply agreements and other long-term commitments primarily with power producers.

Other contractual commitments includes a remaining four-year commitment totaling $54 million (2007 - $67 million) relating to the outsourcing of the information technology infrastructure.

Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in cost of revenues amounted to $3 million (2007 – $5 million; 2006 – $9 million).

c) Liability insurance

The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to $10 million in aggregate claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance were $5 million as of October 31, 2008.

[All tabular amounts in millions of US dollars, except where noted]

28. Litigation

Various lawsuits, claims and proceedings of a nature considered normal to its business are also pending against the Company. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect the Company's consolidated financial statements (Note 31).

29. Asset Retirement Obligation

In accordance with FIN No. 47, *"Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143"*, companies must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated.

The Company has identified an asset retirement obligation relating to future site remediation costs of a facility located in Kanata, Ontario. The Company intends to use the facility for an indeterminate period of time and a liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

The Company has pledged a C$15.4 million letter of credit in support of future site remediation costs for the Kanata facility.

30. Financial Instruments and Financial Risk

a) Foreign currency and interest rate contracts

The Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company are expected to have net cash inflows in 2008 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a portion of these cash flows.

The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than 24 months into the future. Prior to fiscal 2007, the majority of forward contracts entered into by the Company did not qualify as hedges for accounting purposes.

Included in revenues are gains from realized foreign exchange contracts for the year of $2 million (2007 - $4 million; 2006 - $14 million). During fiscal 2008, the Company incurred other net foreign exchange gains (losses) of $18 million (2007 - $(16) million; 2006 - $(3) million), which it reported in the consolidated statements of operations.

As at October 31, 2008, the Company had outstanding foreign exchange contracts in place to sell up to $66 million, at a weighted average rate of C$1.036, maturing over the next 12 months. During fiscal 2008, the Company exited the swap contract and recorded a gain of $2 million (2007 - $1 million, 2006 - nil).

b) Credit risk

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. No single party accounts for a significant balance of accounts receivable. As at October 31, 2008, accounts receivable is net of an allowance for uncollectible accounts of $6 million (2007 - $5 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. In the event of non-performance by a counterparty, the carrying value of the company's financial instruments represents the maximum amount of loss that would be incurred.

c) Fair value

Cash and cash equivalents, accounts receivable - net, notes receivable, unbilled revenue, accounts payable and accrued liabilities, and income tax assets and liabilities – these assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

[All tabular amounts in millions of US dollars, except where noted]

As of October 31, 2008 and 2007, the financial instruments classified as long-term investments were carried at amounts that approximate their estimated fair values. These investments were recorded at their approximate fair value using quoted market prices, the effective or imputed interest rates, or probability-weighted discounted cash flows.

For derivative financial instruments, (foreign exchange and interest rate swap contracts), the carrying amount and fair value as of October 31, 2008 and 2007, are as follows:

	2008 Carrying Amount	**2008 Fair Value**	2007 Carrying Amount	2007 Fair Value
Net asset (liability) position				
Currency forward and option - assets	$ 1	$ 1	$ 7	$ 7
Currency forward and option - liabilities	$ (9)	$ (9)	$ (12)	$ (12)
Interest rate swap and option contracts	$ -	$ -	$ (1)	$ (1)

All currency forward contracts were eligible for hedge accounting as at October 31, 2008.

As of October 31, 2008, $9 million of deferred losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified to income during the next 12 months. In addition, the Company has $1 million of derivative assets on derivative instruments associated with long-term debt that have not been designated as hedges.

In addition to the above derivatives, long-term Russian cobalt supply agreements of $119 million include terms that result in the creation of an embedded currency derivative under SFAS No.133, *"Accounting for Derivative Instruments and Hedging Activities"* (SFAS No.133). In accordance with SFAS No.133, the Company has determined the value of this derivative and marked it to market as of October 31, 2008. The supply contract is denominated in US dollars and due to currency movements between the US and Canadian dollar we have recorded an unrealized, mark-to-market loss of $15 million on the contract year to date (2007- $4 million gain).

The Company has other supply agreements containing embedded derivatives with a notional amount of $37 million. Under SFAS No.133, the unrealized mark-to-market gain for the year ended October 31, 2008 was $1 million.

31. Subsequent Events

Long-term investments and other assets – Asset Backed Commercial Paper

On December 11, 2008, the Committee announced that an agreement in principle has been reached among various key participants in the ABCP restructuring, which if approved could result in the closure of the restructuring plan for the C$32 billion of affected third-party ABCP in January 2009. On January 12, 2009, the Committee announced that the Court has granted the implementation order of the restructuring plan, and on January 21, 2009, the Committee announced that the restructuring plan had been fully implemented.

Restructuring

On December 17, 2008, the Company announced its intention to restructure its MDS Analytical Technologies business by continuing to migrate certain manufacturing operations to Asia as well as doing other smaller initiatives involving MDS's other business units. In total, the restructuring is estimated to cost approximately $5 million, including a workforce reduction of approximately 200 persons.

Related party transactions

On November 21, 2008, Applera Corporation, the parent of Applied Biosystems, one of the Company's mass spectrometer joint-venture partners, merged with Invitrogen Corporation to form Life Technologies Corporation (Life). The merger and formation of Life has not affected MDS's joint venture business arrangements.

Litigation

On November 11, 2008, the Company was served with a Statement of Claim related to repeat study costs and mitigation costs of C$5 million and loss of profit of C$30 million. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. The Company intends to vigorously defend this action and has assessed this claim and no loss has been recorded.

32. Differences Between United States and Canadian Generally Accepted Accounting Principles

US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

a) Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

b) Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

c) Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

d) Embedded derivatives – Under SFAS No.133, *"Accounting for Derivative Instruments and Hedging Activities"* (SFAS No. 133), certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS No.133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Although Canadian GAAP is largely aligned with SFAS No. 133 for most embedded derivatives, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

e) Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

f) Comprehensive income – The Company prepares statements of other comprehensive income and accumulated other comprehensive income and discloses these statements with the same prominence as its consolidated financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company's 2007 fiscal year.

g) Pensions – The net funded status of pension plans sponsored by a company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income. Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

h) Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

[All tabular amounts in millions of US dollars, except where noted]

i) As discussed in Note 3, the Accounting Standards Board in Canada and the CSA have announced that domestic issuers will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. However, domestic issuers who are also SEC registrants, like MDS, will be able to continue to report under US GAAP.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of October 31		2008 US GAAP		Reconciling Adjustments	Reference		2008 Canadian GAAP
ASSETS							
Current assets							
Cash and cash equivalents	$	120	$	8	a	$	128
Accounts receivable, net		264		1	a		265
Notes receivable		72		-			72
Unbilled revenue		86		-			86
Inventories, net		85		4	a		89
Income taxes recoverable		61		-			61
Current portion of deferred tax assets		20		-			20
Prepaid expenses and other		17		(1)	d		16
Assets held for sale		6		-			6
Total current assets		731		12			743
Restricted cash		13		-			13
Property, plant and equipment, net		301		3	a		304
Deferred tax assets		95		-			95
Long-term investments and other assets		125		14	a,b,g		139
Goodwill		452		1	b,c		453
Intangible assets, net		155		12	a		167
Total assets	$	1,872	$	42		$	1,914
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities							
Accounts payable and accrued liabilities	$	267	$	2	a,d,e,h	$	269
Current portion of deferred revenue		79		-			79
Income taxes payable		1		1	a		2
Current portion of long-term debt		19		-			19
Current portion of deferred tax liabilities		4		-			4
Total current liabilities		370		3			373
Long-term debt		263		-			263
Deferred revenue		10		-			10
Other long-term obligations		31		1			32
Deferred tax liabilities		108		14	g,h		122
Total liabilities		782		18			800
Shareholders' equity							
Share capital		489		12	h		501
Additional paid in capital		75		(75)	h		-
Retained earnings		301		89	b,d,g,h		390
Accumulated other comprehensive income		225		(2)	a,f,g		223
Total shareholders' equity		1,090		24			1,114
Total liabilities and shareholders' equity	$	1,872	$	42		$	1,914

[All tabular amounts in millions of US dollars, except where noted]

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of October 31	2007 US GAAP Restated (Note 2)	Reconciling Adjustments	2007 Canadian GAAP Restated (Note 2)
ASSETS			
Current assets			
Cash and cash equivalents	$ 222	$ 13	$ 235
Short-term investments	102	-	102
Accounts receivable	287	(3)	284
Unbilled revenue	99	-	99
Inventories, net	128	6	134
Income taxes recoverable	54	-	54
Current portion of income taxes	45	-	45
Prepaid expenses and other	22	(1)	21
Assets held for sale	1	-	1
Total current assets	960	15	975
Restricted cash	13	-	13
Property, plant and equipment, net	975	4	979
Deferred tax assets	4	-	4
Long-term investments and other assets	290	(6)	284
Goodwill	782	15	797
Intangible assets, net	219	18	237
Total assets	$ 3,243	$ 46	$ 3,289
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	$ 384	$ 7	$ 391
Current portion of deferred revenue	71	-	71
Income taxes payable	57	-	57
Current portion of long-term debt	94	-	94
Current portion of deferred tax liabilities	10	-	10
Total current liabilities	616	7	623
Long-term debt	290	-	290
MAPLE financial liability	161	-	161
Deferred revenue	17	(1)	16
Other long-term obligations	30	(1)	29
Deferred tax liabilities	188	14	202
Minority interest	-	1	1
Total liabilities	1,302	20	1,322
Shareholders' equity			
Share capital	493	9	502
Additional paid-in capital	72	(72)	-
Retained earnings	880	103	983
Accumulated other comprehensive income	496	(14)	482
Total shareholders' equity	1,941	26	1,967
Total liabilities and shareholders' equity	$ 3,243	$ 46	$ 3,289

[All tabular amounts in millions of US dollars, except where noted]

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended October 31	2008 US GAAP	Reconciling Items	2008 Canadian GAAP	Reference
Revenues				
Products and services	$ 1,215	$ 27	$ 1,242	a
Reimbursement revenues	100	-	100	
Total revenues	1,315	27	1,342	
Costs and expenses				
Direct cost of products	(387)	-	(387)	
Direct cost of services	(374)	11	(363)	a,b,c
Reimbursed expenses	(100)	-	(100)	
Selling, general and administration	(280)	(1)	(281)	a,e,h
Research and development	(79)	35	(44)	a,b,c
Depreciation and amortization	(100)	(13)	(113)	a,b
MAPLE Facilities lease reassessment:				
Write-off of construction-in-progress	(501)	-	(501)	
Write-off of financial liability	160	-	160	
Other impairment of long-lived assets	(11)	-	(11)	
Impairment of goodwill	(320)	(20)	(340)	b,c
Restructuring charges - net	(13)	-	(13)	
Change in fair value of embedded derivatives	(14)	15	1	d
Other income (expenses) - net	11	3	14	b
Total costs and expenses	(2,008)	30	(1,978)	
Operating (loss) income from continuing operations	(693)	57	(636)	
Interest expense	(18)	-	(18)	
Interest income	16	-	16	
Change in fair value of interest rate swaps	2	-	2	
Equity earnings (loss)	49	(49)	-	a
(Loss) income from continuing operations before income taxes	(644)	8	(636)	
Income tax (expense) recovery				
- current	(40)	(18)	(58)	c
- deferred	131	(4)	127	
Net (loss) income	$ (553)	$ (14)	$ (567)	
Basic (loss) income per share				
- from continuing operations	$ (4.54)	$ (0.11)	$ (4.65)	
Basic (loss) income per share	$ (4.54)	$ (0.11)	$ (4.65)	
Diluted (loss) income per share				
- from continuing operations	$ (4.54)	$ (0.11)	$ (4.65)	
Diluted (loss) income per share	$ (4.54)	$ (0.11)	$ (4.65)	

[All tabular amounts in millions of US dollars, except where noted]

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended October 31	2007 US GAAP Restated (Note 2)	Recon. Items	2007 Canadian GAAP Restated (Note 2)	2006 US GAAP Restated (Note 2)	Recon. Items	2006 Canadian GAAP Restated (Note 2)
Revenues						
Products and services	$ 1,119	$ 43	$ 1,162	$ 955	$ 47	$ 1,002
Reimbursement revenues	91	-	91	105	-	105
Total revenues	1,210	43	1,253	1,060	47	1,107
Costs and expenses						
Cost of revenues	(698)	4	(694)	(658)	14	(644)
Reimbursed expenses	(91)	-	(91)	(105)	-	(105)
Selling, general and administration	(265)	(5)	(270)	(220)	(5)	(225)
Research and development	(68)	39	(29)	(53)	35	(18)
Depreciation and amortization	(79)	(12)	(91)	(51)	(12)	(63)
Restructuring charges - net	(37)	(3)	(40)	7	-	7
Change in fair value of embedded derivatives	4	(4)	-	-	-	-
Other expense - net	(84)	7	(77)	-	25	25
Total costs and expenses	(1,318)	26	(1,292)	(1,080)	57	(1,023)
Operating (loss) income from continuing operations	(108)	69	(39)	(20)	104	84
Interest expense	(15)	(1)	(16)	(14)	-	(14)
Interest income	25	-	25	15	-	15
Change in fair value of interest rate swaps	1	-	1	-	-	-
Equity earnings (loss)	53	(53)	-	49	(49)	-
(Loss) income from continuing operations before income taxes	(44)	15	(29)	30	55	85
Income taxes (expense) recovery						
- current	25	(18)	7	65	(78)	(13)
- deferred	(6)	2	(4)	(43)	30	(13)
(Loss) income from continuing operations	(25)	(1)	(26)	52	7	59
Income from discontinued operations - net of income taxes	806	-	806	98	-	98
Net income (loss)	$ 781	$ (1)	$ 780	$ 150	$ 7	$ 157
Basic earnings (loss) per share:						
- from continuing operations	$ (0.19)	$ (0.01)	$ (0.20)	$ 0.36	$ 0.06	$ 0.42
- from discontinued operations	6.12	-	6.12	0.68	-	0.68
Basic earnings (loss) per share	$ 5.93	$ (0.01)	$ 5.92	$ 1.04	$ 0.06	$ 1.10
Diluted earnings (loss) per share:						
- from continuing operations	$ (0.19)	$ (0.01)	(0.20)	$ 0.36	$ 0.06	$ 0.42
- from discontinued operations	6.11	-	6.11	0.68	-	0.68
Diluted earnings (loss) per share	$ 5.92	$ (0.01)	$ 5.91	$ 1.04	$ 0.06	$ 1.10

[All tabular amounts in millions of US dollars, except where noted]

		2008		2007 Restated (Note 2)		2006 Restated (Note 2)
Net (loss) income from continuing operations in accordance with US GAAP	$	(553)	$	(25)	$	52
Canadian GAAP adjustments:						
Deferred development costs - net		7		8		4
Deferred development costs written off		(2)		(3)		-
Mid term incentive plan reversal		2		(6)		-
Change in fair value of embedded derivatives		15		(4)		-
Defined benefit pension plans		(10)		4		-
Unrealized gains on foreign exchange contracts and interest rate swaps		-		-		5
Impairment of goodwill		(20)		-		-
Reduction in income tax expense arising from GAAP adjustments		(6)		-		(2)
Net (loss) income from continuing operations in accordance with Canadian GAAP		(567)		(26)		59
Income from discontinued operations in accordance with Canadian and US GAAP - net of tax		-		806		98
Net (loss) income in accordance with Canadian GAAP	$	(567)	$	780	$	157
Basic (loss) earnings per share in accordance with Canadian GAAP						
- from continuing operations	$	(4.65)	$	(0.20)	$	0.42
- from discontinued operations		-		6.12		0.68
Basic (loss) earnings per share	$	(4.65)	$	5.92	$	1.10
Diluted (loss) earnings per share in accordance with Canadian GAAP						
- from continuing operations	$	(4.65)	$	(0.20)	$	0.42
- from discontinued operations		-		6.11		0.68
Diluted (loss) earnings per share	$	(4.65)	$	5.91	$	1.10

Management of Capital

During fiscal 2008, the Company adopted CICA Section 1535, *"Capital Disclosures"*, to enable users of its financial statements to understand the Company's objectives, policies, and processes for managing its capital.

MDS's objective when managing its capital is to ensure that the Company has adequate capital to achieve its business plans, maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level, and supports the creation of shareholder value. The Company has a capital structure comprised of shareholders' equity and long-term debt.

The Company manages its capital and makes adjustments considering changes in economic conditions, financial markets, and the risk characteristics of its business segments. In order to maintain or adjust the capital structure, the Company may adjust the type of capital utilized, including purchase versus lease decisions, issuance or repayment of debt, and issuance or repurchase of equity securities, all subject to market conditions and the terms of the underlying third party agreements. As a result of MDS's cumulative net loss as of October 31, 2008, a debt covenant restricts the Company from making dividend payments or share repurchases for the foreseeable future.

The Company monitors its capital on the basis of long-term debt to total capital. For debt covenant purposes, this ratio is monitored in Canadian dollars under Canadian GAAP.

Recent Canadian Accounting Pronouncements

a) The CICA issued Section 3031, *"Inventories"*, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards. The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements. The Company is required to adopt this section on November 1, 2008 and is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

[All tabular amounts in millions of US dollars, except where noted]

b) The CICA issued Section 3862, *"Financial Instruments – Disclosure"* and Section 3863, *"Financial Instruments – Presentation"* to replace Section 3861, *"Financial Instruments – Disclosure and Presentation"*. These sections affect disclosures only. The Company adopted these sections effective November 1, 2007.

c) The CICA issued Section 3064, *"Goodwill and Intangible Assets"*, which provides criteria for recognizing goodwill and intangibles assets. Intangible assets not meeting the criteria in Section 3064 are derecognized on transition. In other cases, Section 3064 is to be applied prospectively. The Company is required to adopt this section on November 1, 2008 and is currently evaluating the effects that the adoption of Section 3064 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

33. Comparative figures

Certain figures for the previous years have been reclassified to conform with the current year's consolidated financial statement presentation.

MDS Inc.
2700 Matheson Boulevard East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9
www.mdsinc.com

END

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